              AS FILED WITH THE COMMISSION ON SEPTEMBER 25, 2000.

                                            REGISTRATION STATEMENT NO. 333-45838
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                               AMENDMENT NO. 1 TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        FIRST COMMUNITY BANCSHARES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            NEVADA                              6712                            55-0694814
 (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
      OF INCORPORATION OR            CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)
         ORGANIZATION)

                       ONE COMMUNITY PLACE, P.O. BOX 989
                           BLUEFIELD, VIRGINIA 24605
                                 (540) 326-9000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 JOHN M. MENDEZ
                              ONE COMMUNITY PLACE
                                  P.O. BOX 989
                           BLUEFIELD, VIRGINIA 24605
                                 (540) 326-9000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

        EUGENE E. DERRYBERRY, ESQUIRE, LLP                      CHARLES D. DUNBAR, ESQUIRE
           GENTRY, LOCKE, RAKES & MOORE                       ELIZABETH OSENTON LORD, ESQUIRE
       10 FRANKLIN ROAD S.E., P.O. BOX 40013                       JACKSON & KELLY PLLC
           ROANOKE, VIRGINIA 24022-0013                       1600 LAIDLEY TOWER (ZIP 25301)
                                                              CHARLESTON, WEST VIRGINIA 25322

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          CITIZENS SOUTHERN BANK, INC.

                        SPECIAL MEETING OF SHAREHOLDERS
                 MERGER PROPOSAL - YOUR VOTE IS VERY IMPORTANT

     The board of directors of Citizens Southern Bank, Inc., has unanimously approved the merger combining Citizens Southern Bank, Inc., and First Community Bank, N.A. ("FCB"). FCB is a wholly owned subsidiary of First Community Bancshares, Inc. ("Bancshares"). If the proposed merger is accomplished, you will receive 1.74 shares of Bancshares common stock for each share of Citizens common stock that you own. You generally will not recognize gain or loss for federal income tax purposes for the shares of Citizens common stock you exchange for shares of Bancshares common stock.

     We cannot complete the merger unless a majority of the shares of Citizens common stock approves the merger agreement and related plan of merger. Therefore, there will be a special meeting of Citizens' shareholders to vote on the merger agreement and related plan of merger.

     THE CITIZENS SPECIAL MEETING WILL BE HELD AT 4:30 P.M. ON OCTOBER 25, 2000, AT 111 CITIZENS DRIVE, IN BECKLEY, WEST VIRGINIA.

     We are mailing the enclosed document to you because it is Citizens' proxy statement that will be used to solicit proxies for the special meeting. This document also serves as Bancshares' prospectus in connection with the offer and sale of its common stock to be issued in the merger. This document gives you detailed information about the proposed merger.

     Please read this document carefully. In addition to the information in this document which we refer to as a proxy statement/prospectus, there is also important information about the financial and business aspects of Bancshares that we incorporate into this document by reference. Bancshares will provide these documents to you, free of charge, if you request them in writing or by telephone at any time prior to October 15, 2000, from Bancshares, at the following address and phone number: First Community Bancshares, Inc., Attention:
John M. Mendez, P. O. Box 989, Bluefield, Virginia 24605, Phone (540) 326-9000.

     Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you fail to return your proxy card and fail to vote in person, that will be the same as a vote against the merger. You can revoke your proxy at any time before its exercise by filing written revocation with, or by delivering a later dated proxy to, Citizens' corporate secretary before the meeting, or by attending the meeting, withdrawing your proxy and voting in person.

     On behalf of Citizens' board of directors, I urge you to vote for approval and adoption of the merger agreement and related plan of merger.

                                          /s/ Samuel L. Elmore
                                          Samuel L. Elmore
                                          President and Chief Executive Officer

     Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the Bancshares' common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

     The shares of Bancshares' stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

     This proxy statement/prospectus is dated September 25, 2000 and is expected to be first mailed to shareholders of Citizens on or about September 28, 2000.

                          CITIZENS SOUTHERN BANK, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD OCTOBER 25, 2000

                            ------------------------

     A special meeting of shareholders of Citizens Southern Bank, Inc. ("Citizens") will be held on Wednesday, October 25, 2000, at Citizens' offices at 111 Citizens Drive, in Beckley, West Virginia, at 4:30 p.m., local time, for the following purpose:

     To vote on the following resolution:

     RESOLVED, that the Agreement and Plan of Reorganization, dated as of June 27, 2000 (the "Merger Agreement"), between Citizens and First Community Bank, N.A., a national association ("FCB"), and related Plan of Merger (the "Plan"), whereby (a) Citizens will merge into FCB (the "Merger"), and (b) each share of Citizens common stock outstanding will be converted into the right to receive 1.74 shares of common stock of First Community Bancshares, Inc., plus cash in lieu of any fractional share, is hereby authorized and approved.

     At this meeting, holders of record of common stock of Citizens at the close of business on August 18, 2000, will be entitled to vote. A majority of the issued and outstanding shares of Citizens must vote in favor of the above resolution in order to approve the Merger and the Plan.

     Citizens' shareholders are entitled to assert dissenters' rights under Sections 31-1-122 and 31-1-123 of the West Virginia Corporation Act. A copy of those sections is attached to the following proxy statement/prospectus as Appendix C.

     THE BOARD OF DIRECTORS OF CITIZENS BELIEVES THAT THE PROPOSED MERGER AND PLAN ARE IN THE BEST INTERESTS OF CITIZENS AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF CITIZENS VOTE "FOR" THE MERGER AND THE PLAN.

                                          By Order of the Board of Directors,

                                          /s/ Samuel L. Elmore
                                          Samuel L. Elmore
                                          President and Chief Executive Officer
September 25, 2000
Beckley, West Virginia

        QUESTIONS AND ANSWERS ABOUT THE MERGER AND RELATED TRANSACTIONS

     Q: WHAT IS THE PURPOSE OF THIS DOCUMENT?

     A: This document serves as both a proxy statement of Citizens and a prospectus of Bancshares. As a proxy statement, Citizens is providing it to you because Citizens' board of directors is soliciting your proxy for use at the special meeting of shareholders called to consider and vote on the proposed sale of Citizens to Bancshares. As a prospectus, it's being provided to you because Bancshares is offering to exchange shares of its common stock for your shares of Citizens' common stock if the merger is completed.

     Q: WHAT WILL I RECEIVE IN THE MERGER?

     A: For each outstanding share of Citizens' common stock you own, you will receive 1.74 shares of Bancshares' common stock. This is called the "exchange ratio."

        Bancshares will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of Bancshares common stock that you would otherwise be entitled to receive based upon the market value (as determined in the merger agreement) of a share of Bancshares' common stock at the time of the merger.

     Q: WHAT HAPPENS AS THE MARKET PRICE OF FIRST COMMUNITY BANCSHARES, INC.
        COMMON STOCK FLUCTUATES?

     A: Because the market value of Bancshares' common stock will fluctuate before and after the closing of the merger, the value of Bancshares' common stock that you will receive in the merger will fluctuate as well. That value could increase or decrease. We urge you to obtain current market prices for shares of Bancshares' common stock. If the average of the bid and ask share prices of Bancshares' common stock is less than $15.00 per share, the Board of Directors of Citizens have the right to terminate the proposed merger.

     Q: WHAT DO I NEED TO DO NOW?

     A: After you have carefully read this proxy statement/prospectus, just indicate on your proxy card how you want the proxies to vote your shares. Then sign, date and mail your proxy in the enclosed postage-paid envelope. In addition, you may attend Citizens' meeting in person and vote, whether or not you have signed and mailed your proxy card. If you sign, date and return your proxy but do not indicate how you want to vote, we will count your proxy as a vote in favor of the merger agreement and the merger. If you do not vote or you abstain from voting, it will have the effect of a vote against the merger agreement and the merger.

     Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

     A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a later-dated, signed proxy card prior to the special meeting of Citizens. Second, you may attend the meeting in person and vote. Third, you may revoke any proxy by written notice to the Corporate secretary of Citizens prior to the Citizens' meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

     Q: IF A BROKER HOLDS MY SHARES IN "STREET NAME," WILL MY BROKER VOTE MY
        SHARES FOR ME?

     A: Your broker will vote your shares on the merger only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the merger.

     Q: WHEN DO YOU EXPECT TO MERGE?

     A: We are working towards completing the merger as quickly as possible. We expect to complete the merger early in the fourth quarter of 2000.

     Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

     A: No. Following the effective date of the merger, Bancshares will mail instructions to you which explain how to exchange your certificates.

     Q: IS THERE OTHER INFORMATION I SHOULD CONSIDER?

     A: Yes. Much of the business and financial information about Bancshares that may be important to you is not included in this document. Instead, this information is incorporated by reference to documents separately filed by Bancshares with the Securities and Exchange Commission. This means that Bancshares may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC. See "Where You Can Find More Information" on page 48 for a list of documents that Bancshares incorporates by reference into this proxy statement/prospectus and for instructions on how to obtain copies of these documents. The documents are available to you without charge.

     Q: WHAT IF THERE IS A CONFLICT BETWEEN DOCUMENTS?

     A: You should rely on the later filed document. Information in this proxy statement/prospectus may update information contained in one or more of the Bancshares' documents incorporated by reference. Similarly, information in documents that Bancshares may file after the date of this proxy statement/prospectus may update information contained in this proxy statement/prospectus or information contained in previously filed documents.

     Q: WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS
        PROXY STATEMENT/PROSPECTUS?

     A: Samuel L. Elmore, CEO Citizens Southern Bank, 111 Citizens Drive
        Beckley, WV 25801 Phone Number: (304) 252-9400

     Q: WHAT ARE THE INCOME TAX CONSEQUENCES OF THE MERGER TO ME?

     A: You generally will not recognize any gain or loss when you exchange your Citizens common stock for Bancshares common stock. However, any cash received in lieu of fractional shares or upon exercising dissenters' rights will be subject to federal and state income tax.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
A WARNING ABOUT FORWARD-LOOKING INFORMATION.................  iii
SUMMARY.....................................................    1
MEETING OF SHAREHOLDERS.....................................    9
  General...................................................    9
  Record Date, Voting Rights and Vote Required..............    9
  Voting and Revocation of Proxies..........................   10
  Solicitation of Proxies...................................   10
  Recommendation of the Citizens' Board.....................   10
THE MERGER..................................................   11
  Background of and Reasons for the Merger..................   11
  Opinion of Financial Advisor to Citizens..................   14
  Exchange Ratio............................................   19
  Exchange of Citizens' Stock Certificates..................   19
  The Merger Agreement......................................   21
  Indemnification of Directors and Officers.................   26
  Rights of Dissenting Shareholders.........................   27
  Regulatory Considerations.................................   29
  The Subsidiary Bank Merger................................   29
  Material Federal Income Tax Consequences of the Merger....   30
  Cash Received in Lieu of a Fractional Share of Bancshares
     Common Stock...........................................   31
  Dissenters' Rights........................................   32
  Backup Withholding and Information Reporting..............   32
  Accounting Treatment......................................   32
  Effect on Employees and Employee Benefit Plans............   32
  Restrictions on Resales by Affiliates.....................   33
  Management................................................   33
INFORMATION ABOUT BANCSHARES................................   34
  General...................................................   34
  Acquisitions..............................................   34
  Capital...................................................   35
  Deposit Insurance Assessments.............................   36
INFORMATION ABOUT CITIZENS..................................   36
  Description of Citizens' Business.........................   36
  Business of Citizens......................................   36
  Employees.................................................   37
  Competition...............................................   37
  Ownership of Certain Beneficial Owners and Management of
     Citizens...............................................   38
DESCRIPTION OF BANCSHARES' CAPITAL STOCK....................   39
  General...................................................   39
  Bancshares' Common Stock..................................   39
  Bancshares' Preferred Stock...............................   39
  Provisions Regarding Bancshares' Board....................   39
  Meetings of Shareholders; Shareholders' Nominations and
     Proposals..............................................   40

                                                              PAGE
                                                              ----
COMPARISON OF THE RIGHTS OF BANCSHARES' SHAREHOLDERS AND
  CITIZENS' SHAREHOLDERS....................................   40
  Authorized Capital Stock..................................   40
  Special Meetings of Shareholders..........................   41
  Directors.................................................   41
  Dividends and Other Distributions.........................   41
  Shareholder Nominations and Shareholder Proposals.........   42
  Discharge of Duties; Exculpation and Indemnification......   43
  Mergers, Share Exchanges and Sales of Assets..............   43
  Anti-takeover Statutes....................................   44
  Amendments to Articles of Incorporation and Bylaws........   44
  Shareholders' Rights of Dissent and Appraisal.............   45
  Liquidation Rights........................................   45
SHAREHOLDER PROPOSALS.......................................   46
OTHER BUSINESS..............................................   46
LEGAL MATTERS...............................................   46
EXPERTS.....................................................   46
WHERE YOU CAN FIND MORE INFORMATION.........................   47
CITIZENS' FINANCIAL STATEMENTS..............................  F-1
APPENDIX A -- Agreement and Plan of Reorganization and Plan
  of Merger
APPENDIX B -- Opinion of Baxter Fentriss and Company
APPENDIX C -- Sections 31-1-122 and 31-1-123 of the West
              Virginia Corporation Act

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

     Bancshares and Citizens have each made forward-looking statements in this document and in other documents to which this document refers. These statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of Bancshares and Citizens and on information currently available to them or, in the case of information that appears under the heading "The Merger -- Background of and Reasons for the Merger" on page 11, information that was available to management of Bancshares and Citizens as of the date of the merger agreement. You should read these statements in connection with the notices about forward-looking statements Bancshares makes in its reports filed under the Securities Exchange Act of 1934. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of Bancshares or Citizens described under "Summary," "The Merger -- Background of and Reasons for the Merger," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and statements preceded by, followed by or that include the words "believes," "expects," "assumes," "anticipates," "intends," "plans," "estimates" or other similar expressions.

     Bancshares and Citizens have made statements in this document regarding estimated earnings per share of Bancshares and Citizens on a stand-alone basis and expected cost savings from the merger, maintenance of Citizens' net interest margin, the anticipated accretive effect of the merger and Bancshares' anticipated performance in future periods. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions prove to be incorrect, and actual results may be materially different from those expressed or implied by the forward-looking statements.

     Any statements in this document about the anticipated accretive effect of the merger and Bancshares' anticipated performance in future periods are subject to risks relating to, among other things, the following:

     1. expected cost savings from the merger may not be fully realized or realized within the expected time frame;

     2. the loss of deposits, customers or revenues following the merger may be greater than expected;

     3. competitive pressures among depository and other financial institutions may increase significantly;

     4. costs or difficulties related to the integration of the businesses of Bancshares and Citizens may be greater than expected;

     5. changes in the interest rate environment may reduce margins or the volumes or values of loans made or held;

     6. general economic or business conditions, either nationally or in the states or regions in which Bancshares and Citizens do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

     7. legislative or regulatory changes, including changes in accounting standards, may adversely affect the business in which Bancshares and Citizens are engaged;

     8. adverse changes may occur in the securities markets; and

     9. competitors of Bancshares and Citizens may develop products that enable those competitors to compete more successfully than Bancshares and Citizens.

     Both Bancshares and Citizens believe the forward-looking statements about the merged company are reasonable. However, Citizens' shareholders should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of Bancshares following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond Bancshares' and Citizens' ability to control or predict.

     We expressly qualify all subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Bancshares or Citizens or any person acting on their behalf by the foregoing cautionary statements referred to in this section. Neither Bancshares nor Citizens undertakes any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                    SUMMARY

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page 46.

YOU WILL RECEIVE 1.74 SHARES OF BANCSHARES COMMON STOCK FOR EACH SHARE OF CITIZENS' COMMON STOCK YOU OWN. (PAGE 19)

     If the merger is completed, you will receive 1.74 shares of Bancshares' common stock for each share of Citizens' common stock you own, plus cash instead of any fractional share. On August 18, 2000, the closing price of Bancshares' common stock was $15.31, making the value of 1.74 shares of Bancshares' common stock equal to $26.64. Because the market price of Bancshares' stock fluctuates, you will not know when you vote precisely what the shares will be worth when issued in the merger.

THIS TRANSACTION WILL BE GENERALLY TAX-FREE TO SHAREHOLDERS.

     Neither company is required to complete the merger unless it receives a legal opinion from its counsel that the merger will be treated as a "reorganization" for federal income tax purposes. Therefore, we expect that, for federal income tax purposes, you generally will not recognize any gain or loss on the conversion of shares of Citizens common stock into shares of Bancshares' common stock. Bancshares' attorneys have issued a legal opinion to this effect and we have included that opinion as an exhibit to the registration statement Bancshares filed with the SEC for the shares it will issue in the merger. You will be taxed, however, on any cash that you receive instead of any fractional share of Bancshares' common stock and, if you properly exercise your right to dissent to the merger, you will generally be taxed on the cash that you receive in excess of your basis. Tax matters are complicated, and tax results may vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BANCSHARES EXPECTS TO CONTINUE PAYING QUARTERLY DIVIDENDS.

     Bancshares currently pays regular quarterly dividends on its common stock and, over the past five years, has had a dividend payout ratio in the range of approximately 42.5 percent to 56.4 percent of recurring earnings. Bancshares expects that it will continue to pay a quarterly dividend, but may change that policy based on business conditions, its financial condition and earnings or other factors.

CITIZENS' BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDER APPROVAL. (PAGE 10)

     Citizens' Board of Directors believes that the merger is in the best interests of Citizens and Citizens' shareholders and unanimously recommends that you vote "FOR" approval of the merger agreement and the related plan of merger. The Citizens' Board believes that, as a result of the merger, you will be able to achieve greater value than you would if Citizens remained independent.

ACCORDING TO CITIZENS' FINANCIAL ADVISOR, THE EXCHANGE RATIO IS FAIR. (PAGE 14)


     Among other factors considered in deciding to approve the merger, Citizens' Board has received the opinion of its financial advisor, Baxter Fentriss and Company. According to that opinion, as of June 27, 2000 (the date Citizens' board voted on the merger) and updated through, September 25, 2000, the date of this proxy statement/prospectus, the exchange ratio was fair to the holders of Citizens' common stock from a financial point of view. We have attached this opinion to this proxy statement/prospectus as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Baxter Fentriss in providing its opinion. Citizens has agreed to pay to Baxter Fentriss a fee based on the value of the consideration paid in the merger. We expect this fee to be approximately $84,700, of which $7,500 was payable as an advisory fee and the difference up to 1.25 percent of the transaction value is payable upon the closing and consummation of the merger.

CITIZENS' SHAREHOLDERS HAVE DISSENTERS' RIGHTS. (PAGE 27)

     Under West Virginia law, if you do not vote for the merger and you properly exercise rights to dissent from the merger and to demand the "fair value" of your shares of Citizens' common stock, you will have the right to obtain a cash payment for the "fair value" of your shares as determined by statutory appraisal proceedings. To exercise these rights, you must comply with the procedural requirements of the West Virginia Corporation Act. We have attached the relevant sections of that act to this proxy statement/prospectus as Appendix C. We cannot predict what the "fair value" of Citizens common stock resulting from the statutory appraisal proceedings would be. Failure to timely and properly take any of the steps required under that act may result in a loss of dissenters' rights.

THE COMPANIES (PAGES 34 AND 36)

First Community Bancshares, Inc.
One Community Place
P.O. Box 989
Bluefield, VA 24605
(540) 326-9000

     Bancshares is a bank holding company with one banking subsidiary, FCB, and more than $1.1 billion in assets. It is the third largest bank holding company headquartered in Virginia and, through its banking subsidiary, operates 31 branch offices in Virginia, West Virginia, and North Carolina. Additionally, Bancshares generates and sells mortgages through its mortgage subsidiary, United First Mortgage, Inc., a wholly owned subsidiary of FCB.

Citizens Southern Bank, Inc.
111 Citizens Drive
Beckley, West Virginia, 25801
(304) 252-9400

     Citizens, with $65.4 million in assets and $52.3 million in deposits at June 30, 2000, maintains two full service bank offices in Beckley, West Virginia that serve the city of Beckley and surrounding counties. At June 30, 1999, Citizens maintained 3.89 percent in deposit market share within the Beckley, West Virginia Rand McNally Atlas (RMA) market as defined by the Federal Reserve which includes all of the RMA and non-RMA portions of Raleigh, Fayette, Summers and Boone Counties in Southern West Virginia, excluding the towns of Montgomery and Smithers in Fayette County but including the town of Whitesville in Boone County, West Virginia.

IN THE MERGER, CITIZENS WILL MERGE INTO FCB. (PAGE 27)

     In the merger, Citizens will merge with and into FCB, which will remain a wholly owned subsidiary of Bancshares. If Citizens shareholders approve the merger agreement and related plan at the special meeting, we currently expect to complete the merger early in the fourth quarter of 2000.

     We have attached the merger agreement and plan of merger (Appendix A) at the back of this proxy statement/prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

A MAJORITY VOTE OF THE OUTSTANDING SHARES MUST APPROVE THE MERGER. (PAGE 9)

     Approval of the merger agreement and plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Citizens' common stock. If you fail to vote, it will have the effect of a vote against the merger agreement and the merger. At the record date, the directors and executive officers of Citizens and their affiliates together owned about 38 percent of the shares entitled to vote at the meeting, and we expect them to vote their shares in favor of the merger agreement and the merger.

     Brokers who hold shares of Citizens' common stock as nominees will not have authority to vote them with respect to the merger unless the beneficial owners of those shares provide voting instructions.

     The merger does not require the approval of Bancshares' shareholders.

YOU WILL HAVE ONE VOTE FOR EACH SHARE OF CITIZENS COMMON STOCK. (PAGE 9)

     If you owned shares of Citizens' common stock at the close of business on August 18, 2000, the record date, you are entitled to vote on the merger agreement and plan of merger and any other matters that may be properly considered at the meeting. On the record date, there were 250,000 shares of Citizens' common stock outstanding. You will have one vote at the meeting for each share of Citizens' common stock that you owned on the record date.

SEVERAL CONDITIONS MUST OCCUR BEFORE WE CAN COMPLETE THE MERGER. (PAGE 21)

     A number of conditions must be met for us to complete the merger, including:

- approval of the merger and related plan by the Citizens' shareholders;

- receipt of legal opinions concerning the tax consequences of the merger;

- receipt of legal opinions concerning the completion of all corporate, legal and operational responsibility in regard to and what would otherwise prohibit the merger;

- the continuing accuracy of the parties' representations in the merger agreement; and

- the continuing effectiveness of the registration statement filed with the SEC covering the shares of Bancshares' stock to be issued in the merger;

WE MUST OBTAIN REGULATORY APPROVAL FOR THE MERGER TO OCCUR. (PAGE 29)
     We cannot complete the merger unless approval is received from the Office of the Comptroller of the Currency as well as the West Virginia Division of Banking and various state and other regulatory authorities. We anticipate that the Comptroller of the Currency and the West Virginia Division of Banking will act upon applications for approval by September 2000. In addition, the merger is subject to the approval of, or notice to, certain state regulatory authorities, and we have made the necessary filings with those authorities. The merger cannot proceed in the absence of these regulatory approvals. We do not know if these regulatory approvals will be obtained, when we will obtain them, or whether there will be any litigation challenging them. It is possible that the United States Department of Justice or any relevant state attorney general could attempt to challenge the merger on antitrust grounds.

WE CAN TERMINATE OR AMEND THE MERGER AGREEMENT. (PAGE 25)

     We can jointly agree at any time prior to the effective time of the merger to terminate the merger agreement without completing the merger. Either company can also unilaterally terminate the merger agreement if:

- we do not complete the merger by December 31, 2000; or

- any of the conditions that must be satisfied to complete the merger are not met on or before the Closing date unless we agree to extend the closing date; or

- the Comptroller of the Currency or the West Virginia Division of Banking does not approve the merger and the time period for all appeals or requests for consideration has expired; or

- either company violates, in a material way, any of its representations, warranties or obligations under the merger agreement.

     Generally, the company seeking to terminate the merger agreement cannot itself be in viola-tion of the merger agreement in a way that would allow the other party to terminate.

     In addition, the merger agreement can be terminated by Bancshares or Citizens as follows:

- By Citizens' Board, if the share price of Bancshares' common stock is less than $15.00 per share based on the average bid and ask prices quoted on the Nasdaq at the close of business on the business day prior to the closing date; or

- By Bancshares if material adverse information is revealed within 10 days of the delivery by Citizens of certain schedules as required by the Agreement; or

- By Citizens if its Board authorizes Citizens' management to accept a superior offer. We describe the types of offers that constitute superior offers under the heading "Conduct of Citizens and Bancshares' Businesses Prior to the Effective Time of the Merger" on page 23; or

- By Citizens if its Board withdraws, modifies, conditions or refuses to make its recommendation to the Citizens' shareholders that they vote to approve the merger agreement and plan of merger as a result of circumstances relating to a superior offer or to Baxter Fentriss' fairness opinion.

     We can agree to amend or supplement the merger agreement in any way. However, we cannot alter the exchange ratio of 1.74 shares of Bancshares' common stock for each share of Citizens' common stock. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval or the satisfaction of any condition imposed by law. Neither company intends to waive the condition that it receive a tax opinion. If a tax opinion from its counsel is not available and Citizens determines to waive this condition, Citizens will inform you and ask you to vote again on the merger agreement and plan of merger.

BANCSHARES WILL USE PURCHASE ACCOUNTING TREATMENT. (PAGE 32)
     Bancshares expects to account for the merger using the purchase method of accounting. This will result in the creation of goodwill relating to the merger. This will create charges against future earnings that will result from amortizing goodwill. This accounting method also means that, after the merger, Bancshares will include the financial results of Citizens, in its reports, from the date of combination forward.

BANCSHARES COMMON STOCK TRADES ON NASDAQ. (PAGE 5)

     Bancshares' common stock trades on the NASDAQ Level III billboard (under the symbol "FCBC") where daily bid and ask quotations are available. On June 27, 2000, the last full trading day before public announcement of the proposed merger, Bancshares' common stock closed at $15.50.

            MARKET PRICE OF BANCSHARES CAPITAL STOCK AND DIVIDENDS.

     Bancshares' common stock is traded on the Nasdaq level III billboard under the symbol "FCBC". The table below shows the high and low bid prices of Bancshares' common stock and cash dividends paid per share for the last two fiscal years plus the interim period. For Bancshares, amounts reflect a 5-for-4 stock split on March 31, 1998 and 1999.

                                                            BANCSHARES
                                                 --------------------------------
                                                                         CASH
                                                  HIGH      LOW        DIVIDEND
                                                 ------    ------    ------------
Quarter Ended
  March 31, 1998.............................    $23.68    $19.58       $0.20
  June 30, 1998..............................     34.40     28.80        0.20
  September 30, 1998.........................     34.20     24.80        0.20
  December 31, 1998..........................     27.00     21.20        0.24
  For year 1998..............................     34.40     19.58        0.84
Quarter Ended
  March 31, 1999.............................     23.20     20.70        0.20
  June 30, 1999..............................     22.90     18.50        0.21
  September 30, 1999.........................     23.50     18.88        0.22
  December 31, 1999..........................     21.38     18.00        0.25
  For year 1999..............................     23.50     18.00        0.88
Quarter Ended
  March 31, 2000.............................     21.00     17.25        0.22
  June 30, 2000..............................     19.00     15.13        0.23

        MARKET PRICE OF CITIZENS SOUTHERN'S CAPITAL STOCK AND DIVIDENDS


     Citizens' stock is not traded on an established exchange and there are no market makers. We use the prices listed below based upon information available to us through discussions with the bank's shareholders. We have not attempted to determine the prices for every sale made during these periods. As of August 31, 2000, Citizens' common stock was held of record by 348 persons. Historically, Citizens has never paid dividends.


                                                                          QUARTER
                                                     HIGH        LOW        END
                                                    -------    -------    -------
Year Ended December 31, 1998:
  First Quarter.................................      $25        $25        $25
  Second Quarter................................       30         23         25
  Third Quarter.................................       28         25         28
  Fourth Quarter................................       --         --         --
Year Ended December 31, 1999:
  First Quarter.................................      $30        $30        $30
  Second Quarter................................       28         26         28
  Third Quarter.................................       30         30         30
  Fourth Quarter................................       --         --         --
Six Months Ended June 30, 2000:
  First Quarter.................................       --         --         --
  Second Quarter................................      $32        $32        $32

     The table below shows the closing price of Bancshares' common stock on June 27, 2000, the last full trading day before public announcement of the proposed merger.

Bancshares' historical......................................  $15.50
Citizens pro forma equivalent*..............................  $26.97

*calculated by multiplying Bancshares' per share closing price by the exchange ratio of 1.74

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from audited financial statements for 1995 through 1999 and unaudited financial statements for the six months ended June 30, 2000 and June 30, 1999. This information is only a summary, and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents that Bancshares has filed with the SEC along with other information in this document. See "Where You Can Find More Information" on page 47. You should not rely on the six-month information as being indicative of results expected for the entire year or for any future interim period.

      FIRST COMMUNITY BANCSHARES, INC. -- HISTORICAL FINANCIAL INFORMATION
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                         AS OF / FOR THE SIX
                        MONTHS ENDED JUNE 30,            AS OF / FOR THE YEARS ENDED DECEMBER 31,
                       -----------------------   --------------------------------------------------------
                          2000         1999         1999         1998         1997       1996      1995
                       ----------   ----------   ----------   ----------   ----------   -------   -------
Net interest
  income.............  $   23,177   $   21,302   $   44,242   $   43,085   $   42,944   $38,008   $35,472
Net income...........       8,007        7,952       16,852       13,101       15,094    13,917    12,789
Basic earnings per
  share..............        0.92         0.91         1.92         1.49         1.71      1.58      1.46
Diluted earnings per
  share..............        0.92         0.91         1.91         1.49         1.71      1.58      1.46
Cash dividends per
  share..............        0.45         0.41         0.88         0.84         0.83      0.73      0.62
Book value per
  share..............       12.25        11.60        11.86        11.60        11.08     10.11      9.20
Total assets.........   1,114,953    1,025,270    1,088,162    1,053,988    1,042,304   837,597   780,235
Long-term debt.......      10,207       10,197       10,218       18,176       24,330    15,000    15,000

        CITIZENS SOUTHERN BANK, INC. -- HISTORICAL FINANCIAL INFORMATION
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                   AS OF / FOR THE SIX
                                      MONTHS ENDED
                                        JUNE 30,           AS OF / FOR THE YEARS ENDED DECEMBER 31,
                                   -------------------   ---------------------------------------------
                                     2000       1999      1999     1998     1997      1996      1995
                                   --------   --------   ------   ------   -------   -------   -------
Net interest income..............  $   997    $   724    $1,683   $1,114   $   889   $   711   $   350
Net income(loss).................      171         52       150      104       215        26      (148)
Basic earnings per share.........     0.68       0.21      0.60     0.42      0.86      0.11     (0.60)
Diluted earnings (loss) per
  share..........................     0.68       0.21      0.60     0.42      0.86      0.11     (0.60)
Cash dividends per share.........     0.00       0.00      0.00     0.00      0.00      0.00      0.00
Book value per share.............    20.16      19.78     19.77    20.44     20.02     19.17     19.06
    Total assets.................   65,396     56,599    64,550   48,313    30,606    21,952    12,604
Long-term debt...................        0          0         0        0         0         0         0

Note: Citizens was incorporated on June 12, 1995 and, therefore, the information the information presented for 1995 is not indicative of a full year of operations.

                           COMPARATIVE PER SHARE DATA

     We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with the historical financial statements (and related notes) contained in the annual and quarterly reports and other documents Bancshares has filed with the SEC and the historical financial statements (and related notes) Citizens provides in this document. See "Where You Can Find More Information" on page 47.

     The pro forma combined information gives effect to the merger accounted for as a purchase business combination, assuming that 1.74 shares of Bancshares' common stock are issued for each outstanding share of Citizens' common stock. Pro forma equivalent of Citizens' common share amounts are calculated by multiplying the pro forma combined amounts by 1.74. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the six-month information as being indicative of results expected for the entire year or for any future interim period.

                                             AS OF / FOR THE     AS OF / FOR THE YEAR
                                               SIX MONTHS         ENDED DECEMBER 31,
                                             ENDED JUNE 30,     -----------------------
                                                  2000          1999     1998     1997
                                             ---------------    -----    -----    -----

Earnings per common share
  Basic
     Bancshares' historical................       $0.92         $1.92    $1.49    $1.71
     Citizens' historical..................        0.68          0.60     0.42     0.86
     Pro forma combined....................        0.89          1.84     1.42     1.64
     Pro forma equivalent of one Citizens'
       common share........................        1.55          3.19     2.47     2.85

  Diluted
     Bancshares' historical................        0.92          1.91     1.49     1.71
     Citizens' historical..................        0.68          0.60     0.42     0.86
     Pro forma combined....................        0.88          1.82     1.42     1.64
     Pro forma equivalent of one Citizens'
       common share........................        1.53          3.17     2.47     2.85

  Cash dividends declared per common share
     Bancshares' historical................        0.45          0.88     0.84     0.83
     Citizens' historical..................        0.00          0.00     0.00     0.00
     Pro forma combined....................        0.45          0.88     0.84     0.83
     Pro forma equivalent of one Citizens'
       common share........................        0.78          1.53     1.46     1.44

  Shareholders' equity per common share
     Bancshares historical.................       12.25         11.86    11.60    11.08
     Citizens historical...................       20.16         19.77    20.44    20.02
     Pro forma combined....................       12.37         11.98    11.75    11.29
     Pro forma equivalent of one Citizens
       common share........................       21.53         20.85    20.44    19.65

                            MEETING OF SHAREHOLDERS

GENERAL

     We are providing this proxy statement/prospectus to Citizens' shareholders of record as of August 18, 2000, along with a form of proxy that the Citizens' Board is soliciting for use at a special meeting of shareholders of Citizens. We have scheduled the meeting for October 25, 2000 at 4:30 p.m., Eastern Time, at 111 Citizens Drive in Beckley, West Virginia. At the meeting, Citizens shareholders will vote upon a proposal to approve the merger and related plan where Citizens would merge with and into FCB. Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. The Citizens' Board knows of no other matters except those incidental to the conduct of the meeting. The agreement and plan of reorganization is attached as Appendix A.

     Whether or not you expect to attend the meeting, your vote is important. Please complete, date and sign the accompanying proxy and return it to Citizens in the enclosed postage prepaid envelope.

RECORD DATE, VOTING RIGHTS AND VOTE REQUIRED

     Only the holders of Citizens' common stock on the record date will receive notice of and may vote at the meeting. On the record date, there were 250,000 shares of Citizens' common stock outstanding, held by approximately 322 holders of record (representing approximately 348 beneficial holders). Each share of Citizens' common stock is entitled to one vote on each matter submitted at the meeting.

     Approval of the merger agreement and related plan requires the affirmative vote of the holders of at least a majority of the outstanding shares of Citizens' common stock. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement and related plan of merger.

     The proposal to adopt the merger agreement and related plan is a "nondiscretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to that proposal ("broker non-vote shares") will not be counted as votes cast on that proposal. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on that proposal. In either case the result will be equivalent to a "NO" vote by the beneficial owners of those shares.

     Action on other matters, if any, that are properly presented at the meeting for consideration will be approved if a quorum is present and the votes in favor of the matter constitute a majority of the shares represented at the meeting and entitled to vote. A quorum will be present if a majority of the outstanding shares of Citizens' common stock entitled to vote is represented at the meeting in person or by proxy. Shares with respect to which proxies have been marked as abstentions and broker non-vote shares will be treated as shares present for purposes of determining whether a quorum is present. The Citizens' Board is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

     Because approval of the merger agreement and related plan requires the affirmative vote of the holders of at least a majority of the outstanding shares of Citizens' common stock, abstentions and broker non-vote shares will have the same effect as votes against the merger. Accordingly, the Citizens' Board urges you to complete, date and sign the accompanying proxy and return it in the enclosed postage prepaid envelope.

     You should not send in your stock certificates with your proxy cards. See "The Merger -- Exchange of Citizens' Stock Certificates" on page 19.

     If you do not vote for the merger and you properly exercise rights to dissent to the merger and to demand the "fair value" of your shares of Citizens' common stock, you will have the right to obtain a cash payment equal to the "fair value" of your shares. See "The Merger -- Rights of Dissenting Shareholders" on page 27.

     As of the record date, the directors and executive officers of Citizens and their affiliates beneficially owned a total of 93,785 shares, or 37.51 percent, of the issued and outstanding shares of Citizens' common stock. We expect these individuals to vote their shares in favor of the merger, absent a change in circumstances, including receipt of a "superior offer." The directors and executive officers of Bancshares and its affiliates and subsidiaries do not beneficially own any shares of Citizens' common stock.

VOTING AND REVOCATION OF PROXIES

     The proxies will vote the shares of Citizens' common stock represented by properly completed proxies received at or before the time for the meeting (or any adjournment) as directed by the respective shareholders unless the proxies are revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the merger agreement and related plan of merger. Proxies marked "FOR" approval of the merger agreement and plan of merger and executed but unmarked proxies will be voted at the discretion of the proxy holders named therein as to any proposed adjournment of the meeting. Proxies, which are voted "AGAINST" approval of the Plan, will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the merger. If any other matters are properly presented at the meeting and voted upon, the proxies solicited hereby will be voted on those matters at the discretion of the proxy holders named therein.

     Your attendance at the meeting will not automatically revoke your proxy. You may, however, revoke a proxy any time before its exercise by: notifying the Corporate secretary of Citizens in writing or in person at Citizens principal executive offices; submitting a later-dated proxy to the Corporate secretary of Citizens at Citizens principal executive offices; or attending the meeting and withdrawing the proxy before it is voted.

SOLICITATION OF PROXIES

     Bancshares will pay for the cost of printing this proxy statement/prospectus, and will pay all other costs of soliciting proxies. Directors, officers and other employees of Citizens or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Citizens will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and Citizens will reimburse these record holders for their reasonable out-of-pocket expenses.

RECOMMENDATION OF THE CITIZENS' BOARD

     The Citizens' Board has approved the merger agreement and the related plan and believes that the proposed transaction is fair to and in the best interests of Citizens and its shareholders. The Citizens' Board unanimously recommends that Citizens' shareholders vote "FOR" approval of the plan of merger. See "The Merger -- Background of and Reasons for the Merger" on page 11.

                                   THE MERGER

     The following information describes the material aspects of the merger. This description is not complete and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the Agreement and Plan of Reorganization, which are attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. We urge all shareholders to read the appendices in their entirety.

BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND OF MERGER

     On June 22, 1999, Citizens' Executive Committee discussed various changes taking place in the banking and financial industries. The increased dependence and cost associated with automation, the need to introduce specialized products and services, increased competition from larger financial institutions and increased competition from non-bank financial providers prompted the Executive Committee to address Citizens' alternatives. Considerable discussion was held regarding various competitive and operational changes affecting Citizens. As a result of the discussions, one of the alternatives the committee identified was the possibility of affiliating with a similar size or larger financial institution.

     The Board of Directors at its July 13, 1999, meeting considered the matter previously discussed by the Executive Committee. Management and the Board engaged in discussions relating to the future of Citizens and the impact of Citizens remaining independent or affiliating with another financial institution. Consideration was given to the lack of shareholder dividends, liquidity concerns for Citizens' common stock, price multiples that might be received for Citizens' common stock, the potential for the shareholders to receive a dividend as well as other matters. Following considerable discussion, a motion was made and seconded appointing a committee of directors to explore the affiliation and merger opportunities available to Citizens. The committee met on several occasions to discuss the plan and the opportunities to affiliate.

     During the December 14, 1999, Board of Directors meeting, further discussion regarding the strategic direction that Citizens should follow occurred. Following considerable discussion, a decision was made to compile a list of consulting firms to assist the Board in determining the best opportunities to enhance shareholder value and that the Executive Committee narrow the choice to two firms which would make presentations to the Board of Directors.

     During the January 6, 2000, Board of Directors meeting, the Directors received presentations by Jim Baxter, representing Baxter Fentriss and a representative of the other firm. Each presentation discussed the options available to Citizens and afforded the Directors an opportunity to ask questions. Following the presentations, it was determined that the Board of Directors should meet on January 11, 2000, to further discuss the presentations.

     During the January 11, 2000, Board of Directors meeting, discussions were held regarding the presentations of the consulting firms. A negotiation committee was formed and given the authority to negotiate and sign a proposal contract with Baxter Fentriss.

     The Board of Directors met on February 8, 2000, and was informed of the changes and the signing of the contract with Baxter Fentriss. Upon motion duly made and seconded, the amended agreement between Baxter Fentriss and Citizens dated January 10, 2000 was ratified as presented.

     During February 2000, a memorandum of offering was prepared. During March 2000, 36 potential acquirers were identified regarding the possible affiliation with Citizens, and fifteen received the confidential memorandum of offering. Baxter Fentriss received four separate non-binding proposals on April 27, 2000, and presented them to the Board of Directors on May 2, 2000.

     The Board of Directors reviewed the four non-binding proposals regarding the acquisition of or affiliation with Citizens Baxter Fentriss received. Based on the review and analysis presented to the Board in detail including the performance, future growth potential and other factors of each institution, Baxter Fentriss was instructed to contact Bancshares to narrow the range of its offer so as to state the exact number of shares being offered. Mr. Baxter indicated that he would obtain within the following two weeks a specific offer from Bancshares. It was the consensus of the Directors to authorize Baxter Fentriss to proceed with discussions with Bancshares concerning its proposal and to report the results of these discussions to the Board of Directors.

     The Board of Directors met on May 9, 2000 and Baxter Fentriss advised that it had obtained from Bancshares a specific offer for the purchase of Citizens. Upon motion made and duly seconded, Baxter Fentriss was authorized to go forward with further negotiations with Bancshares.

     During the June 13, 2000 Board of Directors meeting, Baxter Fentriss updated the Directors as to its negotiations with Bancshares. After performing due diligence, Bancshares finalized its offer to exchange 435,000 shares of Bancshares common stock in exchange for the outstanding shares of Citizens, or an exchange ratio of 1.74.

     Counsel for Citizens presented a review of the proposed Agreement and Plan of Reorganization and his suggested changes, as well as a review of the regulatory approval process. Baxter Fentriss informed Citizens' Board of Directors of a news release whereby a management change had taken place at Bancshares. It was the consensus of the Board of Directors of Citizens to wait until Wednesday, June 21, 2000, to respond to the proposal of Bancshares concerning the proposed merger. This delay would allow Citizens to determine the effect, if any, that the management change would have on the market value of Bancshares and would allow counsel to finalize the language in the Agreement.

     At the meeting of the Board of Directors on June 21, 2000, Citizens' management reported on its due diligence of Bancshares. For the purpose of issuing its fairness opinion, Baxter Fentriss also presented the findings of its due diligence efforts. Baxter Fentriss provided an overview of the financial condition of Bancshares and indicated that the proposed exchange ratio was fair to Citizens' shareholders.

     In addition, the Board reviewed the changes to the agreement as approved by legal counsel. After discussions and several questions, and a review of the resolution as submitted by Citizens' legal counsel authorizing the officers of the corporation to execute the Agreement, a motion was made and seconded approving the resolution as presented subject to changes as executive officers and legal counsel recommended.

     At the Executive Committee meeting on June 26, 2000, the Committee reviewed a memorandum from counsel to Citizens. The memorandum outlined changes made to the Agreement. After an extensive conversation between the members present at the meeting, it was determined that the final changes to the Agreement were in the best interests of the shareholders of Citizens. Subject to counsel's review of the final changes, the Executive

Committee recommended that the President proceed on June 27, 2000 to sign the Agreement during the regularly scheduled Executive Committee meeting.

     During the June 27, 2000 regularly scheduled Executive Committee meeting of Citizens, representatives of Bancshares and Citizens executed the Agreement. Bancshares and Citizens publicly announced the proposed merger after the close of business on June 27, 2000.

CITIZENS' REASONS FOR THE MERGER

     The terms of the merger agreement, including the exchange ratio and the amount of Bancshares' stock to be received by Citizens' shareholders, were the result of arm's-length negotiations between representatives of Bancshares and Citizens. Among the factors considered by the Board of Directors of Citizens in deciding to approve and recommend the terms of the merger were:

     - the value of the Bancshares' common stock to be received by Citizens' shareholders based on the exchange ratio in relation to the market value, book value, earnings per share and dividend rates of Citizens' common stock,

     - information concerning the financial condition, results of operations, capital levels, asset quality and prospects of Citizens,

     - industry and economic conditions,

     - the impact of the merger on the depositors, employees, customers and communities served by Citizens through expanded commercial, consumer, trust and banking products and services,

     - the opinion of Citizens' financial advisor as to the fairness of the exchange ratio from a financial point of view to the holders of Citizens' common stock,

     - the general structure of the transaction and the compatibility of management and business philosophy,

     - the likelihood of receiving the requisite regulatory approvals in a timely manner, and

     - the ability of the combined enterprise to compete in relevant banking and non-banking markets.

     In making its determination, the Board of Directors of Citizens did not ascribe relative weights to the factors which it considered. Your Board of Directors unanimously recommends that you vote "FOR" the merger agreement and plan of merger.

BANCSHARES' REASONS FOR THE MERGER

     In Bancshares consideration of the merger, its management analyzed not only the financial characteristics of the transaction but also considered various organizational and operational criteria including the management structure and philosophy of Citizens, employer and employee relations operational flow within the geographic market area served by Citizens, and the impact on existing market areas bordering those served by Citizens that are currently served by FCB as well as shareholder perception of the transaction.

     Various financial characteristics of the transaction were evaluated based upon Citizens' audited financial statements for the year ended December 31, 1999 as well as information provided by Baxter Fentriss. Pricing models were used to evaluate the transaction from a financial perspective and based upon the characteristics of the transaction, it was determined that Citizens would be a good affiliation candidate and deserved further study.

     Citizens serves customers in the Beckley, West Virginia market, an area that currently borders three of the existing market areas presently served by FCB. The addition of Citizens would not only create an extension of the service area to FCB's existing customer base but could be added with limited cost since it is within FCB's present strategic market area. Additionally, Citizens brings with it the added depth of a knowledgeable management team experienced in retail banking which can operate with the same degree of personal service and autonomous operations as presently deployed throughout Bancshares.

     Beckley-Raleigh County has become a growing area within West Virginia due to several conditions which, when factored together, have given Citizens the opportunity to take advantage of and rapidly expand its asset base since its inception in 1995. Several of the industries to which the Beckley, West Virginia area can greatly attribute its success include tourism, wood processing and timber. Added to the economic support of growing industries, the Beckley, West Virginia area is also the crossroads of two major highways (Interstates I-77 and I-64), which also helps fuel the retail economy and provides a good infrastructure for future development.

     After careful consideration of the facts and circumstances surrounding the proposed merger, it was decided that Citizens was a very good fit to Bancshares' organizational goals and philosophies and was positioned in an area logistically convenient to the operations of FCB.

     None of the above information has been updated since the date of the merger agreement. There can be no certainty that the results described in the above analysis will be achieved or that actual results will not vary materially from the estimated results. For more information concerning the factors that could affect actual results, see "A Warning About Forward-Looking Information" on page iii.

OPINION OF FINANCIAL ADVISOR

     Baxter Fentriss has acted as financial advisor to Citizens in connection with the merger. Baxter Fentriss assisted Citizens in identifying and negotiating with prospective acquirers. Baxter Fentriss delivered to Citizens its opinion dated June 27, 2000, that on the basis of matters referred to therein, the exchange ratio received by shareholders of Citizens' common stock is fair from a financial point of view. In rendering its opinion, Baxter Fentriss consulted with the management of Citizens and Bancshares, and reviewed the Agreement and Plan of Reorganization entered into on June 27, 2000. Baxter Fentriss also reviewed certain publicly available information on the parties and certain additional materials made available by the management of the respective parties.

     In addition Baxter Fentriss discussed with the management of Citizens and Bancshares their respective businesses and outlook. Baxter Fentriss was involved in the negotiations between Citizens and Bancshares. No limitations were imposed by Citizens' Board of Directors upon Baxter Fentriss with respect to the investigation made or procedures followed by it in rendering its opinion. The full text of Baxter Fentriss' written opinion is attached as Appendix B to this proxy statement/prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Baxter Fentriss.

     Baxter Fentriss' opinion is directed to Citizens' Board of Directors, and is directed only to the fairness, from a financial point of view, of the exchange ratio to be received by shareholders of Citizens' common stock. It does not address Citizens' underlying business decision to effect the proposed merger, nor does it constitute a recommendation to any Citizens' shareholder as to how a shareholder should vote with respect to the merger at the shareholders meeting or as to any other matter.

     Baxter Fentriss' opinion was one of many factors taken into consideration by Citizens' Board of Directors in making its determination to approve the merger agreement and support the merger, and the receipt of Baxter Fentriss' opinion is a condition precedent to Citizens consummating the merger. The opinion of Baxter Fentriss does not address the relative merits of the merger as compared to any alternative business strategies that might exist for Citizens or the effect of any other business combination in which Citizens might engage.

     Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is a nationally recognized advisor to firms in the financial services industry on mergers and acquisitions. Citizens selected Baxter Fentriss as its financial advisor because Baxter Fentriss is an investment banking firm focusing on transactions involving community banks and thrifts and because of the firm's extensive experience and expertise in transactions similar to the proposed merger. Baxter Fentriss is not affiliated with Citizens, Bancshares or FCB.

     In connection with rendering its opinion to Citizens' Board of Directors, Baxter Fentriss performed a variety of financial analyses. In conducting its analyses and arriving at its opinion as expressed herein, Baxter Fentriss considered financial and other factors as it deemed appropriate under the circumstances including, among others, the following:

     - the historical and current financial condition and results of operations of Citizens and Bancshares including interest income, interest expense, noninterest income, noninterest expense, earnings, book value, returns on assets and equity, and possible tax consequences resulting from the transaction;

     - the business prospects of Citizens and Bancshares;

     - the economies of Citizens' and Bancshares' respective market areas; and

     - the nature and terms of certain other merger transactions that it believed to be relevant.

     Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in West Virginia and throughout the United States.

     In connection with rendering its opinion, Baxter Fentriss reviewed:

     - the merger agreement;

     - drafts of this proxy statement/prospectus;

     - the Annual Reports to shareholders of Citizens for the years ended December 31, 1997 and 1998, Citizens' December 31, 1999 Call Report and Citizens' March 31,

       2000 unaudited internal financial statements, as well as certain current interim reports to shareholders and regulatory agencies;

     - the Annual Reports to shareholders of Bancshares for the years ended December 31, 1997, 1998 and 1999, Bancshares' March 31, 2000 Form 10-Q, as well as certain current interim reports to shareholders and regulatory agencies;

     - certain additional financial and operating information with respect to the business, operations and prospects of Citizens, Bancshares and FCB as it deemed appropriate.

     Baxter Fentriss also:

     - held discussions with members of Citizens' and Bancshares' senior management regarding the historical and current business operation, financial condition and future prospects of their respective companies;

     - reviewed the historical market prices and trading activity for Citizens' common stock and Bancshares' common stock, as applicable, and compared them with those of certain publicly traded companies that it deemed to be relevant;

     - compared the results of operations of Citizens and Bancshares with those of certain banking companies that it deemed to be relevant;

     - analyzed the pro-forma financial impact of the merger on Bancshares; and

     - conducted such other studies, analyses, inquiries and examinations as Baxter Fentriss deemed appropriate.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the consideration provided to the holders of Citizens' common stock was to some extent a subjective one based on the experience and judgment of Baxter Fentriss and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors as summarized below, Baxter Fentriss believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Baxter Fentriss' view of the actual value of Citizens or Bancshares.

     In performing its analyses, Baxter Fentriss made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Citizens and Bancshares. The analyses performed by Baxter Fentriss are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. In rendering its opinion, Baxter Fentriss assumed that, in the course of obtaining the necessary regulatory approvals for the merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the merger, on a pro-forma basis, to Bancshares.

     The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion.

     1. STOCK PRICE HISTORY. Baxter Fentriss analyzed the history of the trading prices and volume for Citizens' and Bancshares' common stock and compared them to other publicly traded banks in Virginia and West Virginia. Bancshares traded at a price earnings multiple of 8.15 and a price book multiple of 1.30. Such multiples are deemed consistent with pricing multiples for other such institutions.

     2. COMPARATIVE ANALYSIS. Baxter Fentriss analyzed and compared the price to earnings multiple, price to book multiple, price to assets, and premium on deposits of Bancshares' offer with 21 other comparable publicly disclosed community financial institution merger transactions in West Virginia, Virginia and Kentucky over the last three years. The acquired institution in these transactions had assets of $100 million or less. Using an aggregate value of $6.8 million, the respective pricing multiples are as follows: price to earnings of 45.13; price to book of 1.36; price to assets of 10.52%; and premium on core deposits of 4.37%.

     3. DISCOUNTED CASH FLOW ANALYSIS. Baxter Fentriss performed a discounted cash flow analysis to determine hypothetical present values for a share of Citizens' common stock as both a five and ten year investment. Under this analysis, Baxter Fentriss considered various scenarios for the performance of Citizens' common stock using a range of growth rates from 6% to 12% for Citizens' earnings and dividends. A range of terminal values from twelve to eighteen times earnings was also used in the analysis as well as a range of discount rates from 12.5% to 14.5%. These ranges of growth rates, discount rates, and terminal values were chosen based upon what Baxter Fentriss in its judgement considered to be appropriate taking into account, among other things, Citizens' past and current performance, the general level of inflation, and rates of return for fixed income and equity securities in the marketplace generally and for companies of similar risk profiles. In all of the scenarios considered, the present value of Citizens' common stock was calculated at less than the value of Bancshares' offer. Thus, Baxter Fentriss' discounted cash flow analysis indicated that Citizens' shareholders would be in a better financial position by receiving the Bancshares' common stock offered in the merger rather than continuing to hold Citizens' common stock.

     Following is a table that summarizes the discounted cash flow analysis that Baxter Fentriss performed in forming its fairness opinion. The table presents the ranges of present values that were calculated using growth rates from 6% to 12%, discount rates from 12.5% to 14.5%, terminal values of 14 to 18 times earnings, and investment time frames of five and ten years. The table uses Citizens' March 31, 2000 financial data including annualized earnings. An example of how to read the table is as follows:

     Using a discount rate of 12.5%, a terminal value of 14x, and growth rates of 6% to 12%, the present value of Citizens' common stock is calculated to be in the range of $15.51 to $20.43 assuming the shares are sold in five years. The values in the range are less than the $27.08 which Bancshares has offered, which means that under the assumptions of this particular scenario, a shareholder of Citizens' common stock would be better off taking Bancshares' offer than holding Citizens' common stock.

            SUMMARY OF BAXTER FENTRISS DISCOUNTED CASH FLOW ANALYSIS

DISCOUNT RATE OF 12.50% AND GROWTH RATES FROM 6% TO 12%

                              RANGE OF PRESENT VALUE CALCULATIONS
                              ------------------------------------
TERMINAL VALUE                 SELL SHARES IN      SELL SHARES IN
OF EARNINGS                      FIVE YEARS          TEN YEARS
--------------                ----------------    ----------------
14x.........................  $15.51 to $20.43    $11.52 to $19.98
16x.........................  $17.73 to $23.35    $13.17 to $22.83
18x.........................  $19.94 to $26.27    $14.84 to $25.69

DISCOUNT RATE OF 13.50% AND GROWTH RATES FROM 6% TO 12%

                              RANGE OF PRESENT VALUE CALCULATIONS
                              ------------------------------------
TERMINAL VALUE                 SELL SHARES IN      SELL SHARES IN
OF EARNINGS                      FIVE YEARS          TEN YEARS
--------------                ----------------    ----------------
14x.........................  $14.84 to $19.54    $10.54 to $18.29
16x.........................  $16.96 to $22.34    $12.05 to $20.90
18x.........................  $19.08 to $25.13    $13.56 to $23.51

DISCOUNT RATE OF 14.50% AND GROWTH RATES FROM 6% TO 12%

                              RANGE OF PRESENT VALUE CALCULATIONS
                             -------------------------------------
TERMINAL VALUE                SELL SHARES IN      SELL SHARES IN
OF EARNINGS                     FIVE YEARS           TEN YEARS
--------------               ----------------    -----------------
14x........................  $14.20 to $18.71     $ 9.66 to $16.75
16x........................  $16.23 to $21.38     $11.04 to $19.14
18x........................  $18.26 to $24.05     $12.42 to $21.54

     The discounted cash flow analysis is a widely used methodology. The results of this methodology are highly dependent upon the numerous assumptions that must be made and the results thereof are not necessarily indicative of actual values or actual future results.

     4. PROFORMA UNDERLYING VALUE OF THE BANCSHARES' SHARES RECEIVED. Baxter Fentriss performed an analysis that compares the underlying value of the shares of Bancshares that shareholders of Citizens would receive as a result of the merger. In this analysis, the book value per share of $19.92 as of March 31, 2000, annualized earnings per share of $1.49, and 1999 reported earnings of $1.92 per share were compared to the underlying book value, earnings, and dividends that each shareholder will receive as a result of the merger. The analysis was performed using the exchange ratio of 1.74 as described in the Agreement. Using this exchange ratio, the restated proforma underlying book value represented by each Citizens' share equates to $20.41, an increase of 2.45 percent. The proforma underlying value of Citizens' annualized March 31, 2000 earnings per share equates to $3.22, an increase of 115.89 percent. The restated proforma underlying value of Citizens' 1999 reported earnings per share equates to $3.18, an increase of 429.81 percent. Citizens, at the time of the transaction announcement, was not issuing dividends to common shareholders. On a proforma basis as a result of the merger, each shareholder of Citizens' common stock would receive $1.53 in dividends for each share held.

     Using publicly available information on Citizens and Bancshares and applying the capital guidelines of banking regulators, Baxter Fentriss' analysis indicated that the merger would not permanently dilute the capital and earnings capacity of Bancshares and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Baxter Fentriss considered the likely market overlap and the Federal Reserve guidelines with regard to market concentration and concluded that possible antitrust issues do not exist.

     Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Baxter Fentriss has assumed that all estimates were reasonably prepared by management, and reflect their best current judgments. Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either Citizens or Bancshares, and has not been furnished such an appraisal.

     No company or transaction used as a comparison in the above analysis is identical to Citizens, Bancshares, FCB or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

     Baxter Fentriss will be paid (1) a merger fee, equal to approximately 1.25 percent of the aggregate consideration received by Citizens and (2) reasonable out-of-pocket expenses for its services. Citizens has agreed to indemnify Baxter Fentriss against certain liabilities, including certain liabilities under federal securities laws.

EXCHANGE RATIO

     In the merger, each share of Citizens' common stock outstanding when the merger becomes effective (other than shares held by shareholders who have properly exercised their dissenters' rights) will be converted into the right to receive 1.74 shares of Bancshares' common stock.

     You should be aware that the actual market value of a share of Bancshares' common stock when the merger becomes effective and at the time certificates for those shares are delivered following surrender and exchange of your certificates for shares of Citizens' common stock may be more or less than the closing price per share of Bancshares' common stock at any other time. You are urged to obtain information on the market value of Bancshares' common stock that is more recent than that provided in this proxy statement/prospectus. See
"Summary -- Comparative Market Prices and Dividends" on pages 5 and 6.

     No fractional shares of Bancshares' common stock will be issued in the merger. If you would otherwise be entitled to a fractional share of Bancshares' common stock in the merger, you will be paid an amount in cash determined by multiplying the fractional part of the share of Bancshares' common stock by the average of the bid and ask prices of Bancshares' common stock on the date that the merger becomes effective. The average bid and ask price per share of Bancshares' common stock will be computed as reported on the Nasdaq Level III Electronic Billboard at 4:00 p.m. Eastern Time, or if not reported on the Nasdaq Level III Electronic Billboard, another authoritative source.

EXCHANGE OF CITIZENS' STOCK CERTIFICATES

     When the merger becomes effective, by virtue of the merger and without any action on the part of Citizens or the Citizens' shareholders, shares of Citizens' common stock (other than shares held by shareholders who have properly exercised their dissenters' rights) will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, whole shares of Bancshares' common stock and cash instead of any fractional share interest. Promptly after the merger becomes effective, Bancshares will deliver or mail to you a form letter of transmittal and instructions for surrender of your Citizens' stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, Bancshares will promptly deliver to you the merger consideration to which you are entitled.

     You should not send in your stock certificates until you receive the letter of transmittal and instructions.

     Until surrendered as described above, each outstanding Citizens' stock certificate (other than certificates of shareholders who have properly exercised their dissenters' rights) will be deemed at the time the merger becomes effective to represent for all purposes only the right to receive the merger consideration and any declared and unpaid dividends thereon. No interest will be paid or accrued on any cash payable for fractional shares as part of the merger consideration upon the surrender of the certificate or certificates representing shares of Citizens' common stock. With respect to any Citizens' stock certificate that has been lost or destroyed, Bancshares will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with Bancshares' standard policy, and evidence reasonably satisfactory to Bancshares of ownership of the shares in question. After the time that the merger becomes effective, Citizens' transfer books will be closed and no transfer of the shares of Citizens' common stock outstanding immediately prior to the effective time will be made.

     Bancshares will pay any dividends or other distributions with a record date before the time that the merger becomes effective that have been declared or made by Citizens in respect of shares of Citizens' common stock that remain unpaid when the merger becomes effective, and unless the effective time occurs prior to the record date for Bancshares' dividend payable in the third quarter of 2000, in which case the former Citizens' shareholders would receive Bancshares' dividend rather than Citizens' dividend.

     To the extent permitted by law, you will be entitled to vote after the merger at any meeting of Bancshares' shareholders the number of whole shares of Bancshares' common stock into which your shares of Citizens' common stock are converted, regardless of whether you have exchanged your Citizens' stock certificates for Bancshares' stock certificates. Whenever a dividend or other distribution is declared by Bancshares on the Bancshares' common stock, the record date for which is after the effective time, the declaration will include dividends or other distributions on all shares of Bancshares' common stock issuable pursuant to the merger agreement. Until the outstanding certificates formerly representing Citizens' common stock are received, no dividend or other distribution that becomes payable to the holders of record of Bancshares' common stock will be delivered to you until you surrender your Citizens' stock certificate for exchange as described above. Upon surrender of your Citizens' stock certificate, both the Bancshares' common stock certificate and any undelivered dividends and cash payments payable under the merger agreement (without interest) will be delivered and paid to you with respect to each share of Citizens' common stock represented by your certificate.

THE MERGER AGREEMENT

EFFECTIVE DATE AND TIME OF THE MERGER

     The merger agreement provides that the closing of the merger will take place on the business day designated by Bancshares that is reasonably acceptable to Citizens; provided, that the date so designated shall not be earlier than 15 days or later than 120 days following the date of the decision of the Office of the Comptroller of the Currency approving the Merger. If the merger is approved at the meeting, it is currently anticipated that the filing of the articles of merger and the effective time will occur during the fourth quarter of 2000.

CONDITIONS TO THE MERGER

     The obligations of Bancshares and Citizens to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the effective time:

     - all corporate action necessary to authorize the execution, delivery and performance of the Agreement and Plan of Reorganization and the Plan must have been duly and validly taken by the Board of Directors and shareholders of Citizens;

     - Bancshares' registration statement on Form S-4 relating to the merger (including any post-effective amendments) must be effective under the Securities Act of 1933, as amended; no proceedings may be pending or, to Bancshares' knowledge, threatened by the SEC to suspend the effectiveness of the registration statement and the Bancshares' common stock to be issued in the merger must either have been registered or exempt from registration under applicable state securities laws;

     - the parties must have received all regulatory approvals required in connection with the transactions contemplated by the merger agreement, all notice periods and waiting periods required with respect to the approvals must have passed and all approvals must be in effect; and

     - neither Bancshares nor Citizens nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits completion of the transactions provided in the merger agreement.

     The obligations of Citizens to carry out the transactions in the merger agreement are also subject to the satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by
Citizens:

     - Bancshares must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

     - the shares of Bancshares' common stock to be issued in the merger must have been registered with the Securities Exchange Commission under the 1933 Act;

     - Citizens must have received closing certificates from Bancshares to the effect that certain conditions to the merger have been satisfied; and

     - Citizens must have received an opinion of counsel, in form and substance satisfactory to Citizens, substantially to the effect that the merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and that the shareholders of Citizens will not recognize any gain or loss to the extent that they exchange shares of Citizens common stock for shares of Bancshares' common stock, and that

     - Citizens must have received the Opinion of the Financial Advisor, dated as of the date of the proxy material and as of the Closing Date, that the merger is fair from a financial point of view, to Citizens and its shareholders.

     In addition, all representations and warranties made by Bancshares in the merger agreement will be evaluated as of the date of the merger agreement and at the time the merger becomes effective as though made at that time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by Citizens. There must not be any inaccuracies in the representations and warranties of Bancshares in the merger agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a material adverse effect on Bancshares.

     The obligations of Bancshares to carry out the transactions in the merger agreement are also subject to satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by
Bancshares:

     - no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the Bancshares' Board, would so materially adversely affect the business or economic benefits to Bancshares of the transactions in the merger agreement as to render the consummation of such transactions inadvisable or unduly burdensome; provided that any condition or requirement does not relate principally to any regulatory violation or other failure on the part of Bancshares or a divestiture requirement that is consistent with regulatory precedent;

     - Citizens must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

     - Bancshares must have received closing certificates from Citizens to the effect that certain conditions to the merger have been satisfied;

     - Bancshares must have received an opinion of counsel, in form and substance satisfactory to Bancshares, substantially to the effect that the merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and that the shareholders of Citizens will not recognize any gain or loss to the extent that they exchange shares of Citizens common stock for shares of Bancshares' common stock.

     In addition, all representations and warranties made by Citizens in the merger agreement will be evaluated at the date of the merger agreement and at the time the merger becomes effective as though made on and at that time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by Bancshares. The representations and warranties of Citizens regarding the shareholder vote required to approve the merger and the actions taken to exempt the merger from any applicable anti-takeover laws must be true and correct (except for inaccuracies that are immaterial in amount). In addition, there must not be any inaccuracies in any of the representations and warranties of Citizens in the merger agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on Citizens and its subsidiaries taken as a whole.

CONDUCT OF CITIZENS' AND BANCSHARES' BUSINESSES PRIOR TO THE EFFECTIVE TIME OF THE MERGER

     Except with the prior consent of Bancshares, not to be unreasonably or arbitrarily withheld or delayed, before the effective time of the merger, Citizens may not:

     - carry on its business except in the ordinary course and in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

     - declare or pay any dividend or distribution on its capital stock;

     - issue any shares of capital stock;

     - purchase any shares of Citizens' capital stock;

     - make any material change in the compensation or title of any executive officer;

     - make any material change in the compensation or title of any other employee, other than those permitted by current employment policies in the ordinary course of business, any of which changes shall be promptly reported to Bancshares;

     - enter into any new bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan (except as specifically contemplated in the Agreement and Plan of Reorganization), or any other employment agreement or consulting agreement or amend any such plan or agreement to increase the benefits accruing or payable thereunder;

     - amend its Articles of Incorporation or bylaws except as necessary to consummate the merger;

     - waive any right of substantial value;

     - propose or take any action which would make any representation or warranty with regards to the Agreement and Plan of Reorganization untrue;

     - merge with any other entity or permit any other entity to merge into it, acquire control over any other entity or dispose of any material amount of assets or acquire any material amount of assets, in each case other than in the ordinary course of its business consistent with past practices;

     - enter into, or assume any material contract or obligation, except in the ordinary course of business;

     - change securities portfolio policies;

     - enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $10,000 or more;

     - propose to take action with respect to closing of any branches; or

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

     - agree to do any of the foregoing.

     Citizens has also further agreed that between the date of the Agreement and Plan of Reorganization and the Effective time of the Merger that they will consult and cooperate with Bancshares regarding:

     - loan portfolio management, including management and workout of nonperforming assets, and credit review and approval procedures, and

     - securities portfolio and funds management, including management of interest rate risk;

     - to keep Bancshares advised of all material developments relevant to its business prior to completion of the merger; and

     - to provide Bancshares reasonable access to Citizens' premises, books and records.

     Except with the prior consent of Citizens, not to be arbitrarily or unreasonably withheld or delayed, before the effective time, neither Bancshares nor any subsidiary of Bancshares may take any action (or fail to take any action) that would or might be expected to:

     - cause the merger not to constitute a tax-free reorganization;

     - result in any inaccuracy of a representation or warranty that would allow for termination of the merger agreement;

     - cause any of the conditions precedent to the transactions contemplated by the merger agreement to fail to be satisfied;

     - fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

     Bancshares has also agreed to keep Citizens advised of all material developments relevant to its business prior to completion of the merger.

SUPERIOR OFFERS

     Citizens has agreed not to solicit other offers unless it receives a superior offer. A superior offer is a proposal or offer to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, Citizens (including, but not limited to, a tender offer or exchange offer to purchase Citizens' common stock) other than as contemplated by the Agreement and Plan Reorganization:

     - that did not arise from or involve a breach or violation by Citizens of the merger agreement;

     - was not solicited by Citizens or anyone acting on its behalf;

     - that the Citizens' Board determines in its good faith judgment based, among other things, on advice of its Financial Advisor, to be more favorable to the Citizens' shareholders and the Merger; and

     - the financing for the implementation of which, to the extent required, is then committed or in the good faith reasonable judgment of the Citizens' Board of Directors, based, among other things, on advice of the Financial Advisor, is capable of being obtained by the party making the proposal or offer.

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

WAIVER; AMENDMENT; TERMINATION; EXPENSES

     Except with respect to any required regulatory approval or other condition imposed by law, Bancshares or Citizens may at any time (whether before or after approval of the merger agreement and plan of merger by the Citizens' shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement, plan of merger or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement or plan of merger or (c) the performance by the other party of any of its obligations set out in the merger agreement or plan of merger. The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would reduce either the exchange ratio or the payment terms for fractional interests to be provided to holders of Citizens' common stock upon completion of the merger will be made after the Citizens' shareholders approve the merger agreement and plan of merger.

     If any of the conditions to the obligation of either party to complete the merger is not fulfilled, that party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a condition to Citizens' obligations, Citizens will, if it determines it appropriate under the circumstances, resolicit shareholder approval of the merger agreement and plan of merger and provide appropriate information concerning the obligation that has not been satisfied.

     The Agreement and Plan of Reorganization shall be terminated, and the merger abandoned, if the shareholders of Citizens shall not have given the approval required. Notwithstanding such approval by shareholders this agreement may be terminated in writing at any time prior to the Effective Time of the Merger by:

     - the mutual consent of FCB and Citizens, as expressed by their respective boards of directors;

     - either FCB or Citizens, as expressed by their respective boards of directors, after December 31, 2000;

     - by FCB in writing authorized by its Board of Directors if Citizens has, or by Citizens in writing authorized by its Board of Directors if Bancshares has, in any material respect, breached (i) any covenant or agreement contained herein, or (ii) any representation or warranty contained herein, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date;

     - either FCB or Citizens, as expressed by their respective boards of directors, in the event that any of the conditions precedent to the obligations of such party to consummate the merger have not been satisfied or waived by the party entitled to so waive on or before the Closing Date, provided that neither party shall be entitled to terminate the Agreement pursuant to this subparagraph if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing date shall be appropriately postponed;

     - FCB or Citizens, if the Comptroller of the Currency or the West Virginia Division of Banking deny approval of the merger and the time period for all appeals or requests for reconsideration have expired;

     - Citizens, if the Bancshares' Stock Price is less than $15.00 per share based on the average bid and ask prices quoted on Nasdaq at the close of business on the business day prior to the Closing Date;

     - FCB if, within ten days of receipt of the Citizens' schedules to be provided pursuant to this Agreement, it reasonably believes that the information set forth in such schedules reflects material adverse information not previously known to FCB and notifies Citizens to that effect;

     - Bancshares, if the holders of more than ten percent of the outstanding shares of Citizens exercise dissenters' rights with respect to the Merger.

     - In the event of the termination and abandonment of this Agreement and Plan of Reorganization pursuant to any of the provisions described above, both the Agreement and Plan of Reorganization shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders.

     In the event this Agreement is terminated other than as permitted under
Section 7.1(a)-(h) of the Agreement and Plan of Reorganization, or if the stockholders of Citizens fail to approve the proposed transaction, and approve a merger, sale of assets or similar transaction with a party other than Bancshares within twelve months, Citizens shall pay to Bancshares, within 30 days following the effective date of termination hereof or the second meeting of stockholders as applicable, the sum of $250,000.00 plus the out-of-pocket expenses, not to exceed $50,000.00, of Bancshares in connection with this transaction, as compensation for their costs and expenses, their due diligence and other management efforts, and the loss of opportunity to expand into Citizens' market.

     If the Merger is consummated, all expenses of the parties hereto incurred in connection with the Merger will be borne by Bancshares. If the Merger is not consummated, each party shall bear its own expense, provided, that if the Merger is not consummated because of a party's failure to satisfy a condition (other than the failure of Citizens' shareholders to approve the Merger, or termination of this Agreement because the Bancshares' Stock Price is less than $15.00) then the party failing to satisfy the condition will pay the other party's expenses up to $50,000.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Agreement provides that Bancshares or one of its subsidiaries will maintain for three years after the Closing Date directors' and officers' liability insurance providing coverage to directors and officers of Citizens for acts or omissions occurring prior to the Closing Date. Such insurance shall provide at least the same coverage and amounts as contained in Citizens' policy on the date hereof; provided that in no event shall the premium on such policy exceed $10,000 (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Bancshares shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, Bancshares further agrees to indemnify all individuals who are or may have been officers or directors of Citizens prior to the Closing Date from any acts or omissions in such capacities prior to the Closing Date to the same extent as the officers and directors of Bancshares. If Bancshares or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity, or transfers all or substantially all of its assets to any entity, then and in each case, Bancshares will make proper provision so that the successors or assigns of Bancshares shall assume the obligations described in this paragraph.

RIGHTS OF DISSENTING SHAREHOLDERS

     The following is a summary of the steps you must take to perfect your dissenters' rights under West Virginia law. This summary may not contain all information that is important to you, and we refer you to Sections 31-1-122 and 31-1-123 of the West Virginia Business Corporation Act (the "Act"), which are attached in full as Appendix C to this proxy statement/prospectus. You are urged to read Appendix C in its entirety.

     Pursuant to the provisions of the Act, if the merger is consummated, any shareholder of record of Citizens who objects to the merger and who complies with Sections 31-1-122 and 31-1-123 of the Act will be entitled to demand and receive payment in cash of an amount equal to the fair value of all or any portion of his or her shares of Citizens' common stock. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights, the fair value of a dissenting shareholder's shares of Citizens' common stock will be determined as of the day prior to the date on which the shareholder vote was taken with regard to the merger agreement and plan of merger, excluding any appreciation or depreciation in anticipation of the merger.

     Any Citizens' shareholder desiring to receive payment of the fair value of his or her Citizens' common stock must:

     - deliver to the Secretary of Citizens, prior to the shareholder vote on the merger agreement and plan of merger, a written objection to the merger agreement and plan of merger;

     - not vote his or her shares in favor of the merger agreement and plan of merger;

     - within ten days after the date on which the vote is taken, make written demand on Citizens for payment of the fair value of his or her shares; and

     - within twenty days after demanding payment, submit his or her Citizens' stock certificates for notation that a demand has been made.

     Any shareholder making a demand within the above referenced ten-day period will thereafter be entitled only to payment for the fair value of the shares and will not be entitled to vote or to exercise any other rights as a shareholder, and any shareholder failing to make a timely demand will be bound by the terms of the merger.

     Failure of a shareholder to submit his or her Citizens' certificates within the above referenced 20-day period will, at the option of Citizens (or Bancshares, as successor to Citizens), terminate his or her rights under Section 31-1- 123 of the Act unless a court of general civil jurisdiction, for good and sufficient cause shown, otherwise directs.

     All written communications from shareholders with respect to the exercise of dissenters' rights should be mailed before the effective time of the merger to Citizens Southern Bank, Inc., 111 Citizens Drive, Beckley, West Virginia 25801, Attention: Samuel L. Elmore, and, after the effective time of the merger, to First Community Bancshares, Inc., One Community Place, P.O. Box 989, Bluefield, Virginia 24605, Attention: Ruth White. Under the Act, if you wish to dissent from the merger, it is not sufficient merely to vote against, to abstain from voting or to fail to vote on the proposal to approve the merger agreement and plan of merger. You must also comply with the conditions relating to the separate written notice of objection to the merger, the separate written demand for payment of the fair value of shares of Citizens' common stock and the deposit of the stock certificates.

     Within ten days after the merger, Bancshares (as successor to Citizens) will give written notice to each dissenting shareholder who has made a demand for payment, including an offer to pay a specified price deemed by Bancshares (as successor to Citizens) to be the fair value of such shares. The notice and offer will be accompanied by a balance sheet of Citizens, as of the latest available date and not more than 12 months prior to making such offer, and a profit and loss statement for the 12-month period ended on the date of the balance sheet.

     If, within 30 days after the merger, the dissenting shareholder and Bancshares (as successor to Citizens) agree on the fair value of his or her Citizens' shares, payment will be made by Bancshares within 90 days after the merger. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in the shares. If, within the 30-day period after the merger, the dissenting shareholder and Bancshares do not agree upon the fair value of such shares, then, within 30 days after receipt of written demand from the dissenting shareholder (which written demand must be given within 60 days after the merger), or otherwise within the 60-day period at its own election, Bancshares will file a complaint in a court of general civil jurisdiction requesting that the fair value of such shares be found and determined. The complaint will be filed in any court of general civil jurisdiction in Raleigh County, West Virginia. If Bancshares fails to institute the proceedings, any dissenting shareholder may do so in the name of Bancshares. All dissenting shareholders, wherever residing, may be made parties to the proceedings as an action against their shares quasi in rem. A copy of the complaint will be served on each dissenting shareholder who is a resident of West Virginia in the same manner as in other civil actions. Dissenting shareholders who are nonresidents of West Virginia will be served a copy of the complaint by registered or certified mail, return receipt requested. In addition, service upon such nonresident shareholders shall be made by publication, as provided in Rule 4(e)(2) of the West Virginia Rules of Civil Procedure. All shareholders who are parties to the proceeding will be entitled to judgment against Bancshares for the amount of the fair value of their shares.

     In any such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision as to fair value. The appraisers will have the power and authority as specified in the order of their appointment or any subsequent appointment. The judgment will be payable only upon and concurrently with the surrender to Bancshares of the certificates representing such shares. Upon payment of the judgment, the dissenting shareholder will cease to have any interest in such shares. The judgment will include an allowance for interest at a rate as the court may find to be fair and equitable in all the circumstances, from the date on which the vote was taken on the merger to the date of payment.

     The costs and expenses of any such proceeding will be determined by the court and will be assessed against Bancshares (as successor to Citizens), but all or any part of such costs and expenses may be apportioned and assessed as the court may deem equitable against any or all of the dissenting shareholders who are parties to the proceeding to whom Bancshares has made an offer to pay for the shares if the court finds that the action of such shareholders in failing to accept the offer was arbitrary or vexatious or not in good faith. Expenses will include reasonable compensation for the reasonable expenses of the appraisers, but will

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

exclude the fees and expenses of counsel for and experts employed by any party; provided, that, if the fair value of the shares as determined materially exceeds the amount which Bancshares offered to pay, or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court may determine to be reasonable compensation for any expert or experts employed by the shareholder in the proceeding. Any party to the proceeding may appeal any judgment or ruling of the court as in other civil cases.

     Citizens' shareholders should note that cash paid to dissenting shareholders in satisfaction of the fair value of their shares will be recognized as gain or loss for federal income tax purposes, depending upon the shareholders tax basis in the stock. See "Material Federal Income Tax Consequences of the Merger" on page 30.

     Any Citizens' shareholder who has properly exercised the right to dissent as described above will have only the rights of a dissenting shareholder under the Act and will have no right to receive Bancshares' shares or cash instead of fractional shares in the merger. Any Citizens' shareholder who withdraws a demand for payment as described above in accordance with the Act or who becomes ineligible for such payment will have the right to receive the Bancshares' shares, cash instead of fractional shares and accrued and unpaid dividends to the extent permitted by the merger agreement.

     Failure by a Citizens' shareholder to follow the steps required by the Act for perfecting dissenters' rights may result in the loss of such rights. In view of the complexity of these provisions and the requirement that they be strictly complied with, if you are considering dissenting from the approval and adoption of the merger agreement and exercising your dissenters' rights under the Act, you should consult your legal advisors.

REGULATORY CONSIDERATIONS

     Citizens and Bancshares have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Office of the Comptroller of the Currency as well as the West Virginia Division of Banking and various state and other regulatory authorities. It is anticipated that the applications of the Comptroller of the Currency and the West Virginia Division of Banking will be acted upon by September 2000. The merger cannot proceed in the absence of these regulatory approvals. There can be no assurance as to when these regulatory approvals will be obtained, that they will be obtained at all or, if obtained, that there will not be any litigation challenging them. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if a challenge is made, there can be no assurance as to its result.

     Citizens and Bancshares are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. It is presently contemplated that if any additional governmental approvals or actions are required, they will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

THE SUBSIDIARY BANK MERGER

     The merger of Citizens' into FCB is expected to occur early during the fourth quarter of 2000. The merger is subject to approval of the Comptroller of the Currency under the Bank

Merger Act. In granting its approval under the Bank Merger Act, the Comptroller must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the Comptroller may not approve any subsidiary bank merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if the effect of the subsidiary bank merger in any section of the country may be to substantially lessen competition or to tend to create a monopoly or if it would be in any other manner in restraint of trade, unless the Comptroller finds that the anticompetitive effects of the subsidiary bank merger are clearly outweighed in the public interest by the probable effect of such merger in meeting the convenience and needs of the communities to be served. In addition, the Comptroller must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 in meeting the credit needs of the community, including low-income and moderate-income neighborhoods, served by the institutions. Applicable regulations also require publication of notice of the applications for approval of the subsidiary bank mergers and an opportunity for the public to comment on the applications in writing and to request a hearing.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following section describes the material U.S. federal income tax consequences of the merger to holders of Citizens' common stock who hold Citizens' common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and is the opinion of counsel to Bancshares. This section does not apply to special classes of taxpayers, such as:

     - financial institutions,

     - insurance companies,

     - tax-exempt organizations,

     - dealers in securities or currencies,

     - traders in securities that elect to use a mark to market method of accounting,

     - persons that hold Citizens' common stock as part of a straddle or conversion transaction,

     - persons who are not citizens or residents of the United States, and

     - shareholders who acquired their shares of Citizens' common stock through the exercise of an employee stock option or otherwise as compensation.

     The following is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws are not addressed in this proxy statement/prospectus. All shareholders should consult with their own tax advisors as to the specific tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

     It is a condition to the merger that Citizens receive an opinion of counsel, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. It is also a condition to the merger that Bancshares receive an opinion of its counsel, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by shareholders of Citizens who receive shares of Bancshares' common stock in exchange for shares of Citizens' common stock, except with respect to cash received instead of fractional shares.

     In rendering these opinions, the counsel of Bancshares will require and rely, as to factual matters, upon representations contained in letters to be received from Citizens and Bancshares and may require and rely upon similar letters, as to factual matters, from large Citizens' shareholders. Neither of these tax opinions will be binding on the Internal Revenue Service. Neither Bancshares nor Citizens intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

     Based on factual representations of Bancshares and Citizens, for U.S. federal income tax purposes:

     - the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code,

     - each of Bancshares and Citizens will be a party to that reorganization within the meaning of Section 368(b) of the Code,

     - no gain or loss will be recognized by shareholders of Citizens who receive shares of Bancshares' common stock in exchange for shares of Citizens' common stock, except with respect to cash received in lieu of fractional share interests,

     - the holding period of Bancshares' common stock received in exchange for shares of Citizens' common stock will include the holding period of the Citizens' common stock for which it is exchanged, assuming the shares of Citizens' common stock are capital assets in the hands of the holder thereof at the closing of the merger, and

     - the basis of the Bancshares' common stock received in the merger will be the same as the basis of the Citizens' common stock for which it is exchanged, less any basis attributable to fractional shares for which cash is received.

CASH RECEIVED IN LIEU OF A FRACTIONAL SHARE OF BANCSHARES COMMON STOCK

     A shareholder of Citizens who receives cash in lieu of a fractional share of Bancshares' common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Bancshares subject to Section 302 of the Code. As a result, a Citizens' shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of Bancshares' common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of twenty percent.

DISSENTERS' RIGHTS

     Citizens' shareholders who exercise their dissenters' rights and who receive cash in exchange for their shares of Citizens' common stock will be treated as having received that payment in redemption of their shares. In general, the holder will recognize capital gain or loss measured by the difference between the amount of cash received and the holder's adjusted tax basis for the shares. If, however, the holder owns, either actually or constructively, any Citizens' common stock that is exchanged in the merger for Bancshares' common stock, the payment for dissenting shares to the holder could, in certain limited circumstances, be treated as dividend income. In general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that the holder (or related individuals or entities) has the right to acquire. Each holder who contemplates exercising dissenters' rights should consult his or her own tax advisor as to the possibility that any payment to such holder will be treated as dividend income.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of cash to a holder surrendering shares of Citizens' common stock will be subject to information reporting and backup withholding (whether or not the holder also receives Bancshares' common stock) at a rate of 31 percent of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

ACCOUNTING TREATMENT

     Bancshares will exchange 435,000 of its common stock with an estimated total value of $6,777,000 for 100% of the outstanding shares of Citizens in a transaction to be accounted for under the purchase method of accounting. Under purchase accounting, Citizens' assets and liabilities are required to be adjusted to their estimated fair values. The estimated fair value adjustments utilized in preparing the unaudited per share proforma financial information contained in this proxy statement/prospectus have been determined by Bancshares based upon information set forth in Citizens financial statements and other available information. Bancshares cannot be sure that such estimated fair values represent fair values that would ultimately be determined at the acquisition date. The results of operations of Citizens will be included in the consolidated results of operations of Bancshares from the date of acquisition. The proforma information does not necessarily reflect the actual results that would have occurred during the periods presented, had the companies been combined nor is it indicative of future results of the combined companies.

EFFECT ON EMPLOYEES AND EMPLOYEE BENEFIT PLANS

     All employees of Citizens immediately prior to the Effective Time of the merger who are employed by FCB following the Effective Time of the merger ("Transferred Employees") will be covered by FCB's employee benefit plans with eligibility based on their length of service, compensation, job classification, and position with Citizens. FCB's benefit plans will recognize for purposes of eligibility to participate and for vesting, all service of Transferred

Employees with Citizens, subject to applicable break in service rules. Eligible employees of Citizens shall be permitted to contribute funds distributed upon termination of Citizens' benefit plans to similar FCB benefit plans.

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of Bancshares' common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an affiliate of Citizens for purposes of Rule 145 under the Securities Act of 1933 (the "Securities Act"). Resales of shares issued to affiliates are not covered by this proxy statement/prospectus. Affiliates include generally directors, executive officers and beneficial owners of 10 percent or more of any class of capital stock of Citizens. Affiliates may not sell their shares of Bancshares' common stock acquired in the merger except in transactions that are registered under the Securities Act, permitted by the resale provisions of Rule 145 under the Securities Act, or as otherwise permitted by the Securities Act.

     The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

     Citizens has agreed in the merger agreement to use its best efforts to cause each person who may be deemed to be an affiliate of Citizens to execute and deliver to Bancshares a written agreement stating, among other things, that the affiliate will not offer to sell, transfer or otherwise dispose of any of the Bancshares' common stock issued to that affiliate in the merger except in compliance with Rule 145 under the Securities Act, in a transaction that counsel to Bancshares believes is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act.

MANAGEMENT

     In the event of liquidation, dissolution or winding up of the affairs of Citizens, the rights of shareholders of Citizens' common stock are similar to those outlined above for Bancshares' shareholders. Additionally, Citizens' right to participate in the assets of any affiliate bank upon an affiliate bank's liquidation or recapitalization is similar to the rights outlined above for Bancshares.

     After the merger takes place, Citizens' President and Chief Executive Officer, Samuel L. Elmore, will be employed by FCB as an Executive Vice President -- Regional Director. Mr. Elmore, during Citizens' last fiscal year, served on Citizens' board of directors and has been a director since 1998. Mr. Elmore's principal occupation for the past five years has been President and Chief Executive Officer (March 2000 -- Present) of Citizens, Executive Vice President (May 1998 -- March 2000) of Citizens, and President and Chief Executive Officer (June 1995 -- April 1998) of Bank One, West Virginia. During the past two fiscal years, Mr. Elmore deferred his salary during 1998 and was paid $117,000 in 1999.

                          INFORMATION ABOUT BANCSHARES

GENERAL

     Bancshares serves as the holding company for FCB which conducts commercial and retail banking operations within the states of Virginia, West Virginia and North Carolina through 31 full-service banking operations and 11 mortgage brokerage offices. Bancshares was formed in 1990 by the merger of First Community Bancshares, Inc. and Flat Top Bancshares, Inc. and is headquartered in Bluefield, Virginia. In 1997 Bancshares changed its Corporate domicile from Delaware to Nevada.

     On December 29, 1995, Bancshares reorganized its then existing bank subsidiary, First Community Bank, Inc., Princeton, West Virginia, by splitting it into two separate banks. This was accomplished by chartering a second, affiliated, Federal Deposit Insurance Corporation insured state commercial bank formed through the acquisition of the assets and assumption of the liabilities of six of First Community Bank, Inc.'s operating divisions and branches located within Mercer County, West Virginia. This new bank, First Community Bank of Mercer County, Inc., headquartered in Princeton, West Virginia, consisted of five divisions with offices in Princeton, Bluefield, and Bluewell, Trust and Financial Services Division, and Corporate/Administrative Division. The main office of the reorganized First Community Bank, Inc., was relocated to Buckhannon, West Virginia. Subsequent bank and branch acquisitions, as mentioned below, have added to bank's assets base and market coverage area.

     Currently, Bancshares is a bank holding company and the banking operations are expected to remain the principal business and major source of revenue. Bancshares provides a mechanism for ownership of the subsidiary banking operations, provides capital funds as required and serves as a conduit for distribution of dividends to stockholders. Bancshares also considers and evaluates options for growth and expansion of the existing subsidiary banking operations.

     Bancshares currently derives substantially all of its revenues from dividends paid by its subsidiary bank. Dividend payments by the bank are determined in relation to earnings, asset growth and capital position and are subject to certain restrictions by regulatory agencies.

ACQUISITIONS

     Past acquisitions have included Citizens Bank of Tazewell on July 3, 1996, headquartered in Tazewell, Virginia, the Grafton and Rowlesburg, West Virginia branches of Huntington National Bank West Virginia on September 26, 1996, Blue Ridge Bank, headquartered in Sparta, North Carolina on April 9, 1997 with offices located in Sparta, Elkin, Hays and Taylorsville, North Carolina, and three branches acquired from First Virginia Bank and Premier Bankshares in September 1997. Additionally, a denovo branch was opened in Wytheville, Virginia on August 1, 1997.

     More recently and effective with the close of business on April 30, 1999, First Community Bank, Inc. was converted to a national association entitled First Community Bank, N.A. Concurrent with this conversion, FCB acquired the outstanding stock of Blue Ridge Bank from Bancshares; and the operations of First Community Bank of Mercer County, Inc., First Community Bank of Southwest Virginia, Inc. and Blue Ridge Bank were merged with and into FCB. Additionally, the Corporate headquarters of Bancshares and FCB were relocated to the new Corporate Center in Bluefield, Virginia.

     In September 1999, the Company's wholly owned banking subsidiary, FCB, acquired United First Mortgage, Inc. (UFM). UFM is a mortgage brokerage business organized under the laws of the State of Virginia. UFM conducts operations through eleven facilities situated in eastern Virginia.

CAPITAL

     The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including on-balance sheet activities and certain off-balance sheet activities, such as standby letters of credit) of 8 percent. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles. This is called Tier 1 capital. The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance. This is called Tier 2 capital. Tier 1 capital and Tier 2 capital combined are referred to as total capital. At June 30, 2000, Bancshares' Tier 1 and total capital ratios were 11.7 percent and 12.9 percent, respectively. Since January 1, 1998, the Federal Reserve has required bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of forms of short-term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

     The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3 percent for bank holding companies that meet specified criteria, including having the highest regulatory rating. Bank holding companies that do not meet the specified criteria generally are required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. Bancshares' leverage ratio at June 30, 2000 was 8.2 percent. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

     The FDIC has adopted minimum risk-based and leverage ratio regulations to which state-chartered banks are subject that are substantially similar to those requirements established by the Federal Reserve. The Office of the Comptroller of the Currency also has similar regulations that would apply to Bancshares' national bank subsidiary. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of Bancshares' bank subsidiary exceeded all minimum regulatory capital requirements as of June 30, 2000.

DEPOSIT INSURANCE ASSESSMENTS

     The deposits of Bancshares' subsidiary are insured by the FDIC up to the limits required by law. For the semi-annual period beginning December 30, 1999, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing both BIF-insured deposits and SAIF-insured deposits an additional 2.06 basis points per $100 of deposits on an annualized basis to cover those obligations.

     You can find additional information about Bancshares in Bancshares' Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and Current Reports on Form 8-K dated February 22, 2000, June 13, 2000 and June 30, 2000, all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 47.

                           INFORMATION ABOUT CITIZENS

DESCRIPTION OF CITIZENS' BUSINESS

     Citizens is a West Virginia state-chartered commercial bank that began banking operations in Beckley, Raleigh County, West Virginia, on June 12, 1995, in a facility located on Citizens Drive in Beckley.

BUSINESS OF CITIZENS

     Citizens' primary business is attracting deposits from the local public and investing those deposits in securities and loans to individuals and small businesses in Beckley and surrounding market areas. The bank offers traditional community banking services, including night depository, traveler's checks, wire transfers, note collection and ATM's through a national network.

     The bank's loan portfolio consists primarily of residential real estate loans to individuals and businesses, commercial loans to small businesses and consumer installment loans. Residential real estate loans consist primarily of mortgages on the borrower's personal residence, and are typically secured by a first lien on the subject property. Consumer and personal loans are generally secured, often by first liens on automobiles, consumer goods or depositary accounts. Commercial loans are generally secured by various collateral, including commercial real estate, accounts receivable and business machinery and equipment. The bank's lending personnel adhere to established lending limits and authorities based on each individual's lending expertise and experience.

     The principal economic risk associated with the bank's lending activities is the creditworthiness of the bank's prospective borrowers. With any loan category, the level of risk increases or decreases depending on economic conditions prevailing from time to time. The bank makes a substantial portion of its loans to working individuals, small business and professional persons. As of December 31, 1999, the bank's loan portfolio consisted of the following:

TYPE OF LOAN                                   PERCENTAGE OF PORTFOLIO
------------                                   -----------------------
Residential Real Estate Loans................            53
Consumer Loans...............................            14
Commercial Loans.............................            30
Construction Loans...........................             3

     The bank's lending activities are subject to a variety of lending limits that federal law imposes. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower, in general, the bank is subject to a loan-to-one-borrower limit of an amount equal to $756,000.

     The FDIC insures all deposit accounts up to $100,000 per depositor, subject to aggregation rules.

EMPLOYEES

     As of August 31, 2000, Citizens employed 19 full-time equivalent employees.

COMPETITION

     The principal competitive factors in the markets for deposits and loans are interest rates, either paid on deposits or charged on loans. The banking business is highly competitive. The bank serves the City of Beckley, West Virginia, and surrounding contiguous markets. Citizens faces a high degree of competition for all of its services from local banks. Citizens directly competes against ten other financial institutions in Beckley. These institutions consist of superregional banks, state-wide multi-bank holding companies and local community banks. The bank's largest competitors are City National Bank, Bank One, United National Bank and BB&T. As of June 30, 1999, Citizens had a 3.89 percent market share in the Beckley market. The Federal Reserve defines the Beckley market as Raleigh, Fayette and Summers Counties, excluding the Towns of Montgomery and Smithers in Fayette County.

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CITIZENS

     The following sets forth information as of August 18, 2000, relating to the beneficial ownership of the stock by (a) each person or group known by Citizens to beneficially own more than 5 percent of its outstanding common stock; (b) each of the bank's directors; and (c) all directors and executive officers of Citizens, as a group. Unless otherwise noted, the persons named in the table have sole investment powers with respect to each of the shares reported as beneficially owned by them. Unless the table notes otherwise, the address of all individuals is 111 Citizens Drive, Beckley, West Virginia 25801.

NAME AND ADDRESS                                   NUMBER OF SHARES    PERCENT OF CLASS
----------------                                   ----------------    ----------------
Rick O. Adkins...................................        6,817(1)            2.73
Jack H. Allison..................................        5,117(2)            2.05
Carl E. Campbell.................................        8,817(3)            3.53
Richard L. Cornett, II...........................       21,492(4)            8.60
Lori A. Davis....................................        2,767(5)            1.11
L. Edward Eckley, III............................       10,949(6)            4.38
Samuel L. Elmore.................................          310                  *
Andrew E. Fox....................................        2,667(7)            1.07
David M. Hill....................................        5,350(8)            2.14
Thomas W. Jarrett................................       14,048(9)            5.62
Carl W. Roop.....................................        2,067                  *
Don M. Stacy.....................................       12,717               5.09
Byrd E. White, III...............................          667(10)              *
All directors and executive officers as a
  group..........................................       93,785              37.51

---------------
* Beneficial ownership does not exceed one percent of the class.

(1) Consists of 3,817 shares owned of record; and 3,000 shares owned jointly with spouse.

(2) Consists of 117 shares owned of record; and 5,000 shares owned by McDonald's of which Mr. Allison is sole owner.

(3) Consists of 3,817 shares owned of record; and 5,000 shares owned jointly with spouse.

(4) Consists of 1,292 shares owned of record; and 20,200 shares owned jointly with spouse.

(5) Consists of 2,500 shares owned of record; and 267 shares owned jointly with minor children.

(6) Consists of 150 shares owned of record; 9,408 shares owned through pension plan; 852 shares owned in an Individual Retirement Account; and 472 shares owned in spouse's Individual Retirement Account and 67 shares owned by L. Edward Eckley, DDS. LTD.

(7) Consists of 567 shares owned of record; and 2,100 shares owned through a SEP Individual Retirement Account.

(8) Consists of 350 shares owned of record; and 5,000 shares owned by David Hill Concrete, Inc., of which Mr. Hill is Treasurer.

(9) Consists of 110 shares owned of record; and 13,938 shares owned by Jarrett Enterprises, Inc., of which Dr. Jarrett is General Partner.

(10) Consists of 567 shares owned of record; and 100 shares owned by children.

                    DESCRIPTION OF BANCSHARES' CAPITAL STOCK

GENERAL

     The authorized capital stock of Bancshares consists of 15,000,000 shares of Bancshares' common stock, par value $1.00 per share and 1,000,000 shares of preferred stock, with no stated par value. As of July 31, 2000, there were 8,655,530 shares of Bancshares' common stock issued and outstanding. There were no shares of Bancshares' preferred stock issued and outstanding as of that date.

BANCSHARES' COMMON STOCK

     Each share of Bancshares' common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of Bancshares' common stock are entitled to receive dividends when, as, and if declared by the Bancshares' Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of Bancshares available for distribution after the payment of creditors. Holders of Bancshares' common stock have no preemptive rights to subscribe for any additional securities of any class that Bancshares may issue, nor any conversion, redemption or sinking fund rights. Holders of Bancshares' common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of Bancshares' common stock are subject to any preferences that the Bancshares' Board may set for any series of Bancshares' preferred stock that Bancshares may issue in the future.

     The transfer agent and registrar for Bancshares' common stock is FCB, through its Trust & Financial Services Division. Bancshares' stock is currently trading on the Nasdaq level III Billboard under the symbol FCBC.

BANCSHARES' PREFERRED STOCK

     Under Bancshares' articles of incorporation, Bancshares may issue shares of Bancshares' preferred stock in one or more series, as may be determined by the Bancshares' Board or a duly authorized committee. The Bancshares' Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any Bancshares' preferred stock issued will rank senior to Bancshares' common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of Bancshares, or both. In addition, any shares of Bancshares' preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of Bancshares' preferred stock, or merely the existing authorization of the Bancshares' Board to issue shares of Bancshares' preferred stock, may tend to discourage or impede a merger or other change in control of Bancshares. The number of shares of preferred stock to be issued, its par or face value, voting powers, designations, preferences, interest rate, limitations, restrictions and relative rights would be determined from time to time by resolution of the Board of Directors of Bancshares. No shares of preferred stock are currently outstanding.

PROVISIONS REGARDING THE BANCSHARES' BOARD

     Bancshares' articles of incorporation and bylaws separate the Bancshares' Board into classes and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Bancshares.

MEETINGS OF SHAREHOLDERS; SHAREHOLDERS' NOMINATIONS AND PROPOSALS

     Under Bancshares' bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the Bancshares' Board. Shareholders of Bancshares may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of Bancshares.

     The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in change of control in Bancshares. See "Comparison of Shareholders' Rights -- Shareholder Nominations and Shareholder Proposals" on page 42.

              COMPARISON OF THE RIGHTS OF BANCSHARES' SHAREHOLDERS
                           AND CITIZENS' SHAREHOLDERS

     When the merger becomes effective, holders of Citizens' common stock will become shareholders of Bancshares. The following is a summary of material differences between the rights of holders of Bancshares' common stock and holders of Citizens' common stock. Since Bancshares is organized under the laws of the State of Nevada and Citizens is organized under the laws of the State of West Virginia, differences in the rights of holders of Bancshares' common stock and those of holders of Citizens' common stock arise from differing provisions of the Nevada Statutes and the Act in addition to differing provisions of their respective articles of incorporation and bylaws.

     The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of Bancshares' common stock and holders of Citizens' common stock. This summary is intended to provide a general overview of the differences in shareholders' rights defined by the governing corporate instruments of Bancshares and Citizens, or other known material differences.

AUTHORIZED CAPITAL STOCK

BANCSHARES

     Bancshares' authorized capital stock consists of 15,000,000 shares of Bancshares' common stock and 1,000,000 shares of Bancshares' preferred stock. Bancshares' articles of incorporation authorize the Bancshares' Board to issue shares of Bancshares' preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of Bancshares' preferred stock in each series. As of June 30, 2000, there were 8,661,715 shares of Bancshares' common stock outstanding. No shares of Bancshares' preferred stock were issued and outstanding as of that date.

CITIZENS

     Citizens' authorized capital stock consists of 499,999 shares of Citizens' common stock, par value $10.00 per share, and no preferred stock. As of June 30, 2000, there were 250,000 shares of Citizens' common stock outstanding.

SPECIAL MEETINGS OF SHAREHOLDERS

BANCSHARES

     The Bancshares Board may call special meetings of the shareholders of Bancshares at any time. There is no other provision for calling a special meeting.

CITIZENS

     Special meetings of the shareholders of Citizens may be called at any time by Citizens' Chairman of the Board, President or by the Board of Directors or by any number of shareholders owning in the aggregate not less than ten percent of the stock of Citizens.

DIRECTORS

BANCSHARES

     Bancshares' articles of incorporation and bylaws provide for a board of directors having not less than twelve nor more than 20 members as determined from time to time by resolution of the board of directors. Currently, the Bancshares Board consists of 11 directors. The Bancshares Board is divided into three classes, with directors serving staggered three-year terms. Under Bancshares' articles of incorporation and bylaws, Bancshares directors may be removed only for cause and only by the affirmative vote of the holders of more than two thirds of the stock of the corporation then outstanding and entitled to vote thereon. Holders of Bancshares common stock do not have cumulative voting rights in the election of directors.

CITIZENS

     Citizens' articles of incorporation and bylaws provide for a board of directors of not less than five nor more than 25 as fixed from time to time by resolution of the Citizens' Board. Currently, the Citizens' Board consists of 11 directors. The Citizens' Board is also divided also into three classes, with directors serving staggered three-year terms. Under Citizens' articles of incorporation and bylaws, Citizens' directors may be removed, with or without cause, only by the affirmative vote of the holders of 80 percent of the combined voting power of then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. Holders of Citizens' common stock have cumulative voting rights in the election of directors.

DIVIDENDS AND OTHER DISTRIBUTIONS

BANCSHARES

     The Nevada corporate statutes prohibit a Nevada corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. Bancshares is not subject to any other express regulatory restrictions on payments of dividends and other distributions. The ability of Bancshares to pay distributions to the holders of its common stock will depend, however, to a large extent upon the amount of dividends its bank subsidiary, which is subject to restrictions imposed by regulatory authorities, pays to Bancshares. In addition, the Federal Reserve could oppose a distribution by Bancshares if it determined that such a distribution would harm Bancshares' ability to support its bank subsidiary. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the Bancshares Board.

CITIZENS

     Under the West Virginia Corporation Act, the board of directors of a West Virginia corporation may declare, and the corporation may pay, dividends except when the corporation is insolvent or when the payment of dividends would render the corporation insolvent. Citizens is not subject to any other express regulatory restrictions on payments of dividends and other distributions. Banking regulatory authorities may restrict payments if the payment of dividends would be an unsafe or unsound banking practice.

SHAREHOLDER NOMINATIONS AND SHAREHOLDER PROPOSALS

BANCSHARES

     Bancshares' bylaws establish advance notice procedures for the nomination, other than by or on behalf of the existing management of Bancshares, of candidates for election as directors. Bancshares' bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the Bancshares Board must submit the nomination in writing to the Secretary of Bancshares at least 30 days before any meeting of stockholders calling for the election of directors; provided, however, that if less than 30 days notice of the meeting is given to stockholders, such notice of nomination shall be mailed or delivered to the Secretary of the Corporation no later than the close of business on the seventh day following the day on which the notice of the meeting was mailed. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting.

     In accordance with SEC Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by Bancshares at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. As provided in the SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before Bancshares begins to print and mail its proxy materials.

CITIZENS

     A shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of Citizens' shareholders that is not intended to be included in the proxy statement for that meeting must notify Citizens' secretary in writing at least 40 days prior to the meeting, provided that if less than 50 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, Citizens must receive notice from the shareholder no later than the close of business on the eighth day following the day on which Citizens mailed or made public disclosure regarding a notice of such meeting. The shareholder's notice to the Corporate secretary must contain: (a) a brief description of the business the shareholder intends to bring before the annual meeting and the reasons for conducting that business at the annual meeting; (b) the name and address, as they appear on

Citizens' books, of the shareholder proposing that business; (c) the class and number of shares of Citizens which that shareholder beneficially owns; and (d) any material interest that the shareholder has in that business.

     Citizens is not subject to the SEC's rules regarding shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting.

DISCHARGE OF DUTIES; EXCULPATION AND INDEMNIFICATION

BANCSHARES

     The Nevada business statutes require that a director of a Nevada corporation discharge his or her duties as a director in good faith and with the view to the interest of the corporation. Directors are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation. Bancshares' articles of incorporation provide that the corporation shall indemnify a director against whom suit is threatened or initiated by reason of the fact that he is or was a director if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, unless he is found liable to the corporation or its stockholders except for a breach of the duty of loyalty, certain intentional acts or illegal distributions. The articles further provide that no director shall be liable to the corporation or its stockholders except for a breach of the duty of loyalty. A director facing a change in control who resists such change is subject to the same duties and presumptions if the directors have reasonable grounds to believe that a threat to corporate policy and effectiveness exists and the action taken which impedes the exercise of the stockholders' rights must be reasonable in relation to that threat.

CITIZENS

     West Virginia law requires that a director of a West Virginia corporation discharge his or her duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation. Indemnification is the practice by which a corporation pays the expenses of directors and officers who are named as defendants or otherwise involved in litigation relating to their activities on behalf of the corporation. Citizens' articles of incorporation provide for indemnification of Citizens' directors and officers. Also, the indemnification provision specifies the payments Citizens must make and the binding contractual nature of Citizens' commitment to do so.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

BANCSHARES

     The Nevada business statutes generally require that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by a majority of the voting power or if stockholders are entitled to vote as a class, by a majority of all votes by each class and representing a majority of all votes entitled to be voted. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with Citizens) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20 percent the number of voting shares outstanding immediately before the merger.

     The Articles of Incorporation of Bancshares require the approval of the holders of more than 85 percent of the shares to authorize business combinations with certain parties known as interested stockholders, unless approved by the directors not affiliated with such stockholders, or unless certain consideration and disclosure criteria are satisfied.

CITIZENS

     Under the Act, any merger, share exchange or sale of all or substantially all of the assets of a corporation otherwise than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote unless a corporation's articles of incorporation provide otherwise. Citizens' articles of incorporation contain a fair price provision which requires the approval of the holders of 80 percent of Citizens' shares entitled to vote as a condition to specified transactions with an interested shareholder, except in cases in which either (a) price criteria and procedural requirements are satisfied, or (b) the transaction is approved by a majority of the disinterested directors. If the minimum price criteria and procedural requirements are met or the requisite approval of the Citizens' Board is given, the normal requirements of West Virginia law would apply. The fair price provision does not apply to the merger with Bancshares. Therefore, only the affirmative vote of the majority of the issued and outstanding shares of Citizens' common stock is necessary to approve the merger with Bancshares.

ANTI-TAKEOVER STATUTES

BANCSHARES

     The Nevada statutes require the approval of the holders of a majority of Bancshares stock before certain acquiring persons can exercise voting rights. If such voting rights are conferred upon a majority interest, any stockholder not voting in favor of such rights may compel redemption of his shares.

CITIZENS

     West Virginia has not adopted any anti-takeover statutes.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

BANCSHARES

     The Nevada statutes provide generally that a Nevada corporation's articles of incorporation may be amended only upon approval by a majority of the voting power, or in the case of amendments which would alter the preferences or rights of any class of shares, upon additional approval by a majority of the voting power of each class affected by the amendment. Bancshares' articles of incorporation impose a greater requirement, the affirmative vote of more than two-thirds of the outstanding shares entitled to vote, to approve an amendment that would amend, alter or repeal the provisions of the articles of incorporation or bylaws relating to classification and staggered terms of the Bancshares Board, removal of directors or any requirement for a supermajority vote on such an amendment. The Bancshares' articles of incorporation authorize the Bancshares Board to amend Bancshares' bylaws at any time by vote of a majority of the board of directors at a meeting called for that purpose.

CITIZENS

     The Act provides that a West Virginia corporation's articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. In certain circumstances, Citizens' articles of incorporation and bylaws impose greater requirements. For instance, Citizens' articles of incorporation and bylaws provide that the affirmative vote of the holders of at least 80 percent of the outstanding shares entitled to vote are required to amend or repeal articles of incorporation provisions dealing with the classification of the board of directors, director nominations, appointment to newly created directorships, vacancies of directors, removal of directors, and business combinations by unsolicited and unapproved third parties. Citizens' bylaws also require a two-thirds' affirmative vote of the members of the Citizens' Board to amend the bylaws to change the principal office, change the number of directors, change the number of directors on the executive committee, or make a substantial change in the duties of the Chairman of the Board of the Directors or the President.

SHAREHOLDERS' RIGHTS OF DISSENT AND APPRAISAL

BANCSHARES

     The holders of Bancshares common stock do not have dissenters rights under Nevada law, because its stock is included in the national market system by the National Association of Securities Dealers and is held of record by more than 2,000 stockholders.

CITIZENS

     The Act provides that holders of Citizens' common stock have dissenters' rights in connection with the merger so long as any shareholder of record of Citizens who objects to the merger complies with Sections 31-1-122 and 31-1-123 of the Act, the full texts of which are attached as Appendix C. Those provisions are summarized under the heading "Rights of Dissenting Shareholders" on page 27.

LIQUIDATION RIGHTS

BANCSHARES

     In the event of the liquidation, dissolution or winding up of the affairs of Bancshares, holders of outstanding shares of Bancshares' common stock are entitled to share, in proportion to their respective interests, in Bancshares' assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of Bancshares, including any issued and outstanding preferred stock.

     Because Bancshares is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any Bancshares's preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors, except to the extent that Bancshares may itself be a creditor with recognized claims against the subsidiary.

CITIZENS

     In the event of liquidation, dissolution or winding up of the affairs of Citizens, the rights of shareholders of Citizens' common stock are similar to those outlined above for Bancshares' shareholders. Additionally, Citizens' right to participate in the assets of any affiliate bank upon an affiliate bank's liquidation or recapitalization is similar to the rights outlined above for Bancshares.

                             SHAREHOLDER PROPOSALS

     In the event that the merger is not completed, any proposal which a Citizens shareholder wishes to have presented at the next annual meeting of shareholders must give notice of such proposals to Citizens not less than 40 days prior to the date of the annual meeting unless the annual meeting is to be held less than 50 days after Citizens gives notice of the meeting, in which case shareholders must give notice of such proposals no later than 8 days following the date on which Citizens gave notice of the annual meeting. It is urged that any proposals be sent by certified mail, return receipt requested.

                                 OTHER BUSINESS

     The Citizens' Board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

                                 LEGAL MATTERS

     The validity of the shares of Bancshares' common stock offered by this proxy statement/ prospectus will be passed upon by Gentry, Locke, Rakes & Moore, LLP, Roanoke, Virginia, as counsel to Bancshares. As of the date of this proxy statement/prospectus, certain members of Gentry, Locke, Rakes & Moore, LLP owned an aggregate amount of 582 shares of Bancshares' common stock.

                                    EXPERTS

     The consolidated financial statements of Bancshares and its subsidiary incorporated in this prospectus by reference from Bancshares' Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three-month period ended June 30, 2000, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in First Community Bancshares, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 ( the "Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

     The consolidated financial statements of Citizens at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in the Proxy Statement of Bancshares, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Richmond Smith & Co., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Citizens expects representatives of Richmond, Smith & Co. to attend Citizens' special meeting. These representatives will have an opportunity to make a statement if they desire to do so, and Citizens expects that they will be available to respond to any appropriate questions you may have.

                      WHERE YOU CAN FIND MORE INFORMATION

     Bancshares files annual, quarterly and special reports, proxy statements and other information with the SEC. Citizens is not a reporting Company under SEC laws and regulations, and does not file reports thereunder. You may read and copy any reports, statements or certain other information that Bancshares files with the SEC at the following SEC locations:

Public Reference Room   New York Regional Office  Chicago Regional Office
450 Fifth Street, N.W.    7 World Trade Center        Citicorp Center
      Room 1024                Suite 1300         500 West Madison Street
Washington, D.C. 20549     New York, NY 10048           Suite 1400
                                                  Chicago, IL 60661-2511

     Please call the SEC at (800)SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov."

     Bancshares has filed the registration statement to register with the SEC the Bancshares' common stock to be issued to Citizens' shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Bancshares. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in Bancshares' registration statement or the exhibits to the registration statement.

     The SEC allows Bancshares to "incorporate by reference" information in this proxy statement/prospectus, which means that Bancshares can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/ prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

     This proxy statement/prospectus incorporates by reference the documents set forth below that Bancshares has previously filed with the SEC. These documents contain important information about Bancshares and its business.

BANCSHARES' SEC FILINGS (FILE NO. 000-19297)
--------------------------------------------
Quarterly Report on Form 10-Q.............    For the fiscal quarter ended June 30,
                                              2000
Annual Report on Form 10-K................    For the fiscal year ended December 31,
                                              1999
Current Reports on Form 8-K...............    Filed February 22, 2000, June 13, 2000,
                                              June 30, 2000
Registration Statements on Form 8-A
(describing Bancshares' common stock).....    Filed May 20, 1991

     Bancshares also incorporates by reference additional documents that may be filed with the SEC between the date of this proxy statement/prospectus and the completion of the merger or the termination of the merger agreement. These include periodic reports, such as Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Bancshares has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Bancshares.

     If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through Bancshares, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus.

     Shareholders may obtain documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone at the following address:

                        First Community Bancshares, Inc.
                                   Ruth White
                              Post Office Box 989
                           Bluefield, Virginia 24605
                                 (540) 326-9000

     If you would like to request documents please do so by October 15, 2000, so as to receive them before the meeting.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Bancshares and Citizens have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/ prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or where the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated September 25, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date subsequent to that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Bancshares' common stock in the merger creates any implication to the contrary.

                          CITIZENS SOUTHERN BANK, INC.

                         INDEX OF FINANCIAL STATEMENTS


Five-Year Selected Financial Data...........................  F-1
Table II -- Yield Analysis..................................  F-2
Management Discussion and Analysis for Year Ended December
  31, 1999..................................................  F-3
Financial Statements:
  Statements of Financial Condition as of December 31, 1999
     and 1998...............................................  F-12
  Statements of Income for the Three Years Ended December
     31, 1999...............................................  F-13
  Statements of Changes in Shareholders' Equity for the
     Three Years Ended December 31, 1999....................  F-14
  Statements of Cash Flows for the Three Years Ended
     December 31, 1999......................................  F-15
  Notes to Financial Statements.............................  F-16
Management Discussion and Analysis for the Interim period
  Ended June 30, 2000 and 1999..............................  F-27
Interim Financial Statements:
  Statements of Financial Condition as of June 30, 2000 and
     December 31, 1999......................................  F-31
  Statements of Income for the Three and Six Months Ended
     June 30, 2000 and 1999.................................  F-32
  Statements of Cash Flows for the Six Months Ended June 30,
     2000 and 1999..........................................  F-33
  Statements of Changes in Shareholders' Equity for the Six
     Months Ended June 30, 2000 and 1999....................  F-34
  Notes to Interim Financial Statements.....................  F-35

                          CITIZENS SOUTHERN BANK, INC.

                       FIVE-YEAR SELECTED FINANCIAL DATA

                                   1999      1998      1997      1996      1995
                                  -------   -------   -------   -------   -------
                                              (AMOUNTS IN THOUSANDS,
                                        EXCEPT PERCENT AND PER SHARE DATA)
BALANCE SHEET SUMMARY (AT END OF
  PERIOD):
Loans, net of unearned income...  $42,729   $27,573   $16,730   $14,858   $ 7,509
Reserve for loan losses.........      530       342       214       194        75
Securities......................   16,911    11,967     5,636       948       113
Total assets....................   64,550    48,313    30,606    21,952    12,604
Deposits........................   53,381    42,301    25,312    16,684     7,726
Other indebtedness..............    5,997       667       186       399        --
Stockholders' Equity............    4,942     5,111     5,005     4,792     4,765
SUMMARY OF EARNINGS:
Total interest income...........  $ 3,842   $ 2,576   $ 1,753   $ 1,131   $   412
Total interest expense..........    2,159     1,462       864       419        62
Provision for loan losses.......      204       130        24       123        75
Non-interest income.............      182        75        42        31         4
Non-interest expense............    1,431       908       625       587       471
Income tax expense (benefit)....       79        48        67         6       (44)
Net Income (Loss)...............      150       104       215        26      (148)
PER SHARE DATA:
Basic earnings (loss) per common
  share.........................  $   .60   $   .42   $   .86   $   .11   $  (.60)
Diluted earnings (loss) per
  common share..................      .60       .42       .86       .11      (.60)
Cash dividends..................
Book value at year-end..........    19.77     20.44     20.02     19.17     19.06
SELECTED RATIOS:
Return on average assets........      .27%      .26%      .82%      .15%    (2.35)%
Return on average equity........     2.99%     2.06%     4.38%      .55%    (6.21)%
Dividend payout.................       --        --        --        --        --
Average equity to average
  assets........................     8.91%    12.82%    18.64%    27.66%    37.81%
Risk based capital to risk
  adjusted assets...............    13.04%    19.42%    32.30%    37.30%    67.86%
Leverage ratio..................     8.78%    13.33%    16.35%    21.83%    37.81%

                          CITIZENS SOUTHERN BANK, INC.
                           TABLE II -- YIELD ANALYSIS

                                            1999                          1998                          1997
                                 ---------------------------   ---------------------------   ---------------------------
                                 AVERAGE              YIELD/   AVERAGE              YIELD/   AVERAGE              YIELD/
                                 BALANCE   INTEREST    RATE    BALANCE   INTEREST    RATE    BALANCE   INTEREST    RATE
                                 -------   --------   ------   -------   --------   ------   -------   --------   ------
                                                                (IN THOUSANDS OF DOLLARS)
Assets
Loans:
  Commercial, Financial, and
    Agriculture................  $ 4,492    $  351     7.81%   $ 2,547    $  199     7.81%   $ 1,660    $  144     8.67%
  Real Estate Mortgage.........   25,174     2,046     8.13%    16,273     1,346     8.27%    12,453     1,031     8.28%
  Installment..................    4,452       351     7.88%     2,604       209     8.03%     2,016       161     7.99%
  Other........................       --        --     0.00%        --        --     0.00%        --        --     0.00%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
  Gross Loans..................   34,118     2,748     8.05%    21,424     1,754     8.19%    16,129     1,336     8.28%
  Allowance for Loan Losses....     (418)       --     0.00%      (268)       --     0.00%      (205)       --     0.00%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
    Net Loans*.................   33,700     2,748     8.15%    21,156     1,754     8.29%    15,924     1,336     8.39%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
Investments:
  Taxable......................   16,290       966     5.93%     6,807       410     6.02%     2,762       164     5.94%
  Tax Exempt...................       --        --     0.00%        --        --     0.00%        --        --     0.00%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
    Total Investments*.........   16,290       966     5.93%     6,807       410     6.02%     2,762       164     5.94%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
Federal Funds Sold.............    2,663       128     4.81%     7,540       412     5.46%     4,520       253     5.60%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
    Total Interest Earning
      Assets...................   52,653     3,842     7.30%    35,503     2,576     7.26%    23,206     1,753     7.55%
Cash and Due From Banks........    1,459                         1,078                           846
Premises and Equipment.........    1,522                         1,373                         1,377
Other Assets...................      663                           377                           210
                                 -------                       -------                       -------
    Total Assets...............  $56,297                       $38,331                       $25,639
                                 =======                       =======                       =======
Liabilities and Shareholders
  Equity
Interest Bearing Deposits:
  Demand.......................  $ 6,363    $  221     3.47%   $ 2,948    $   98     3.32%   $ 1,502    $   47     3.13%
  Savings......................    6,805       218     3.20%     6,216       210     3.38%     5,155       178     3.45%
  Time.........................   31,086     1,662     5.35%    20,395     1,149     5.63%    11,655       631     5.41%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
    Total Interest Bearing
      Deposits.................   44,254     2,101     4.75%    29,559     1,457     4.93%    18,312       856     4.67%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
Borrowings.....................    1,127        58     5.15%       168         5     2.98%       244         8     3.28%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
    Total Interest Bearing
      Liabilities..............   45,381     2,159     4.76%    29,727     1,462     4.92%    18,556       864     4.66%
                                 -------    ------     ----    -------    ------     ----    -------    ------     ----
Non-interest Bearing
  Deposits.....................    5,642                         3,349                         2,075
Other Liabilities..............      245                           180                           115
Equity.........................    5,029                         5,075                         4,893
                                 -------                       -------                       -------
    Total Liabilities and
      Equity...................  $56,297                       $38,331                       $25,639
                                 =======                       =======                       =======
Net Interest Income............             $1,683                        $1,114                        $  889
                                            ======                        ======                        ======
Net Interest Rate Spread.......                        2.54%                         2.34%                         2.90%
                                                       ====                          ====                          ====
Net Interest Margin............                        3.20%                         3.14%                         3.83%
                                                       ----                          ----                          ----

---------------

* Note: There are no tax-exempt investments or loans included.

                          CITIZENS SOUTHERN BANK, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                               DECEMBER 31, 1999

INTRODUCTION AND SUMMARY

     The following is management's discussion and analysis of the financial condition and results of operation for Citizens Southern Bank, Inc. for each of the three years in the period ended December 31, 1999, 1998 and 1997. This discussion and analysis should be read in conjunction with the financial statements and accompanying notes thereto of the Bank as of December 31, 1999 and 1998 and for each of the three years in the period ended in December 31, 1999.

RESULTS OF OPERATION

  EARNINGS SUMMARY

     Net income for the three years ended December 31, 1999, 1998 and 1997, was $150,000, $104,000 and $215,000, respectively. On a per share basis, net income was $.60 in 1999 compared to $.42 in 1998 and $.86 in 1997. Return on average total assets for the year ended December 31, 1999 was .27% compared to .26% in 1998 and .82% in 1997. Return on average equity was 2.99% for 1999 compared to 2.06% in 1998 and 4.38% in 1997. A summary of significant factors influencing the Bank's results of operations and related ratios is included in the following discussion.

  NET INTEREST INCOME

     The major component of the Bank's net earnings is net interest income, which is the excess of interest earned on earning assets over the interest expense incurred on interest bearing sources of funds. Net interest income is affected by changes in volume, resulting from growth and alterations of the balance sheet's composition, fluctuations in interest rates and maturities of sources and uses of funds.

     Net interest income totaled $1,683,000, $1,114,000, and $889,000 for the years ended December 31, 1999, 1998 and 1997 respectively, resulting in a net interest margin of 3.08% for 1999, compared to 3.03% and 3.72% for 1998 and 1997. In 1999, the yield on interest earning assets increased .03 percent from 7.12% in 1998 to 7.15% in 1999. The rate on interest bearing liabilities decreased .15 percent from 4.91% in 1998 to 4.76% in 1999. The primary reason for the improved net interest margin was the Bank's ability to attract time deposits at a lower cost, partially offset by an increase in cost of borrowings.

     Net interest income, average balance sheet amounts, and corresponding average yields on earning assets and costs of interest bearing liabilities for the years 1999, 1998 and 1997 are presented in Table II. Table III presents, for the periods indicated, the changes in interest income and expenses attributable to (a) changes in volume (changes in volume multiplied by prior period rate) and
(b) changes in rate (change in rate multiplied by prior period volume). Changes in interest income and expense attributable to both rate and volume have been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

     As identified in Table III, the change in net interest margin from 1999 to 1998 was primarily attributed to the change in volume of certain interest bearing assets and liabilities.

                          CITIZENS SOUTHERN BANK, INC.

                       TABLE III -- RATE/VOLUME ANALYSIS

                                         DECEMBER 31, 1999 VS. 1998       DECEMBER 31, 1998 VS. 1997
                                        -----------------------------    -----------------------------
                                         INCREASE (DECREASE) DUE TO:      INCREASE (DECREASE) DUE TO:
                                         VOLUME      RATE       NET       VOLUME      RATE       NET
                                        --------    ------    -------    --------    ------    -------
                                                          (IN THOUSANDS OF DOLLARS)
Earnings Assets:
  Available for Sale Securities.......     562        (6)        556        244         2         246
  Fed Funds Sold......................    (239)      (45)       (284)       165        (6)        159
  Loans...............................   1,023       (29)        994        433       (15)        418
                                         -----       ---       -----      -----       ---       -----
     Total Earning Assets.............   1,346       (80)      1,266        842       (19)        823
                                         -----       ---       -----      -----       ---       -----
Interest-bearing Liabilities:
  Interest-bearing Demand.............     118         5         123         48         3          51
  Savings Deposits....................      19       (11)          8         36        (4)         32
  Time Deposits.......................     575       (62)        513        491        27         518
  Borrowings..........................      47         6          53         (2)       (1)         (3)
                                         -----       ---       -----      -----       ---       -----
     Total Interest-bearing
       Liabilities....................     759       (62)        698        573        25         598
                                         -----       ---       -----      -----       ---       -----
Change in Net Interest Income.........     587       (18)        569        269       (44)        225
                                         -----       ---       -----      -----       ---       -----

  NONINTEREST INCOME

     Noninterest income totaled $182,000, $75,000 and $42,000 for each of the years ended December 31, 1999, 1998 and 1997, respectively. The most significant items contributing to the increase of $107,000 in 1999 over the 1998 level was an increase in service charges on deposit accounts in the amount of $58,000 and secondary market loan origination fees of $45,000.

  NONINTEREST EXPENSE

     Noninterest expense totaled $1,431,000, $908,000 and $625,000 for each of the years ended December 31, 1999, 1998 and 1997, respectively. Total noninterest expense increased $523,000 from 1998 to 1999. During December 1998, the Bank established its Branch. Noninterest expense for 1999 reflects a full year of operating the branch and primarily accounts for the increase in noninterest expense in 1999 as compared to 1998. In addition, data processing costs increased $79,000 in 1999 as compared to 1998. Refer to Note 13 of the accompanying financial statements for further information and additional discussion regarding the Branch.

  INCOME TAX EXPENSE

     Income tax expense for the three years ended December 31, 1999, 1998 and 1997 totaled $79,000, $48,000 and $67,000 respectively. Refer to Note 7 of the accompanying financial statements for further information and additional discussion of the significant components influencing the effective tax rates.

  SECURITIES

     Securities comprised approximately 26.4% of total assets at December 31, 1999 compared to 24.5% at December 31, 1998. All securities are classified as available for sale to provide management with flexibility to better manage its balance sheet structure and react to asset/liability management issues as they arise. Average securities approximate $16.3 million for 1999 as compared to 1998's average of $6.8 million. Refer to Note 2 of the accompanying financial statements for details of amortized cost, the fair values, unrealized gains and losses as well as the security classifications by type.

     At December 31, 1999, the Bank did not own securities of any one issuer that exceeded ten percent of shareholders' equity. The maturity distribution of the securities portfolio at December 31, 1999 together with the weighted average yields for each range of maturity, are summarized in Table IV.

                          CITIZENS SOUTHERN BANK, INC.

                        TABLE IV -- INVESTMENT PORTFOLIO

MARKET VALUE OF SECURITIES AVAILABLE FOR SALE:

                                                                     DECEMBER 31,
                                                             ----------------------------
                                                              1999       1998       1997
                                                             -------    -------    ------
                                                              (IN THOUSANDS OF DOLLARS)
U.S. Government Agencies...................................  $16,530    $11,859    $4,795
States and Political Subdivisions..........................        0          0         0
Federal Home Loan Bank Stock...............................      381        108        91
                                                             -------    -------    ------
       Total...............................................  $16,911    $11,967    $4,886
                                                             =======    =======    ======

AMORTIZED COST OF SECURITIES AVAILABLE FOR SALE:

                                                                   DECEMBER 31,
                                                         ---------------------------------
                                                          1999          1998         1997
                                                         -------    ------------    ------
U.S. Government Agencies...............................  $17,026      $11,859       $4,797
States and Political Subdivisions......................        0            0            0
Federal Home Loan Bank Stock...........................      381          108           91
                                                         -------      -------       ------
       Total...........................................  $17,407      $11,967       $4,888
                                                         =======      =======       ======

MATURITY OF AGENCIES AT AMORTIZED COST:

                                                              BALANCE    YIELD
                                                              -------    -----
December 31, 1999
Maturity:
Within one year.............................................  $ 2,250    5.06%
After one year through five years...........................   12,592    6.01%
After five years through ten years..........................    2,184    5.98%
After ten years.............................................        0    0.00%
                                                              -------    ----
       Total Book Value.....................................  $17,026    5.86%
                                                              =======    ====

---------------

Note: (1) There were no tax exempt investments

       (2) As of December 31, 1997, Citizens had $750,000 in Securities Held to Maturity which consisted of the following:

           -- FHLB $250,000 @ 6.27% Purchased 7/28/97; Maturity 7/28/00; Called
              7/28/98

           -- FFCB Step-Up $500,000 @ 6.30% Purchased 9/9/97; Maturity 2/2/02;
              Called 9/8/98

  LOAN PORTFOLIO

     The following table depicts loan balances at December 31, 1999 and 1998 by types along with their respective total loans outstanding.

                          CITIZENS SOUTHERN BANK, INC.

                   TABLE V -- MATURITIES AND RATE SENSITIVITY

                                                DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                    1999             1998             1997
                                                END OF PERIOD    END OF PERIOD    END OF PERIOD
                                                   BALANCE          BALANCE          BALANCE
                                                -------------    -------------    -------------
                                                           (IN THOUSANDS OF DOLLARS)
Commercial Financial and Other................     $ 5,069          $ 2,916          $ 1,699
Real Estate -- Mortgage.......................      31,747           20,511           12,710
Installment Loans.............................       5,913            4,146            2,302
Other.........................................          --               --               19
                                                   -------          -------          -------
       Total Loans............................     $42,729          $27,573          $16,730
                                                   =======          =======          =======

                                                                DECEMBER 31, 1999
                                                                -----------------
MATURITY SCHEDULE:
One Year or Less............................................         $ 9,745
After One Year to five years................................          20,904
After Five Years............................................          12,007
                                                                     -------
       Total................................................         $42,656
                                                                     =======
Loans due after one year with Variable Rate.................         $19,425
Fixed Rate..................................................          13,486
                                                                     -------
       Total................................................         $32,911
                                                                     =======

                                     DECEMBER 31, 1999    DECEMBER 31, 1998    DECEMBER 31, 1997
                                       END OF PERIOD        END OF PERIOD        END OF PERIOD
                                          BALANCE              BALANCE              BALANCE
                                     -----------------    -----------------    -----------------
RISK ELEMENTS:
Loans Contractually Past Due over
  90 days and still accruing.......         $--                  $--                  $--
Non Accrual Loans..................          73                   6                   --
Restructured Loans.................          --                  --                   --
                                            ---                  --                   --
       Total Non performing
          Loans....................         $73                  $6                   $--
                                            ===                  ==                   ==

     Total loans averaged $34.1 million in 1999 compared to $21.4 million in 1998 or an increase of $12.7 million. This increase in the dollar volume of loans is primarily attributable to the Bank's strategy, which began in 1997 to aggressively expand the Bank's commercial and real estate loan portfolios.

     In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities which are disclosed in Notes 9 and 10, but not reflected in the accompanying financial statements. There have been no significant changes in these types of commitments and contingent liabilities and the Bank does not anticipate any material losses as a result of these commitments.

  RISK ELEMENTS

     The Bank, on a quarterly basis, performs a loan evaluation to encompass the identification of potential problem credits which are included on an internally generated "watch list". The identification of loans for inclusion on the watch list is identified by utilizing past due reports, previous internal and external loan reviews, and classified loans identified as part of regulatory agency loan reviews. Once this list is compiled, specific loans for collectibility, performance and collateral protection are reviewed. As a result of the review process, specific reserves for potential losses are identified and the allowance for loan losses is adjusted through a provision for loan losses.

                          CITIZENS SOUTHERN BANK, INC.

                 TABLE VII -- SUMMARY OF LOAN LOSS EXPERIENCE:

                                                                 FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
                                                              (IN THOUSANDS OF DOLLARS)
Balance of reserve at beginning of period...................   $342      $214      $194
Chargeoffs:
  Commercial, Financial and Other...........................      3        --        --
  Real Estate Mortgage......................................     --        --        --
  Installment...............................................     13         2         4
                                                               ----      ----      ----
       Total Charge-offs....................................     16         2         4
                                                               ----      ----      ----
Recoveries:
  Commercial, Financial and Other...........................     --        --        --
  Real Estate Mortgage......................................     --        --        --
  Installment...............................................     --        --        --
                                                               ----      ----      ----
       Total Recoveries.....................................      0         0         0
                                                               ----      ----      ----
Net Charge-offs.............................................   $ 16      $  2      $  4
Provision Expense...........................................    204       130        24
                                                               ----      ----      ----
Balance at end of period....................................   $530      $342      $214
                                                               ====      ====      ====
Ratio of Net Chargeoffs to Average Loans Outstanding........   0.00%     0.00%     0.00%

ALLOCATION FOR RESERVE FOR LOAN LOSSES:

                                 DECEMBER 31, 1999     DECEMBER 31, 1998     DECEMBER 31, 1997
                                 ------------------    ------------------    ------------------
                                              % OF                  % OF                  % OF
                                 ALLOWANCE    TOTAL    ALLOWANCE    TOTAL    ALLOWANCE    TOTAL
                                 ---------    -----    ---------    -----    ---------    -----
                                     (AMOUNTS IN THOUSANDS OF DOLLARS EXCEPT PERCENT DATA)
Commercial.....................    $159        30%       $103        30%        $64        30%
Real Estate Mortgage...........     297        56%        184        54%        117        55%
Installment....................      74        14%         55        16%         33        15%

  PROVISION FOR LOAN LOSS

     The provision for loan losses represents management's determination of the amount necessary to be charged against the current period's earnings in order to maintain the allowance for loan losses at a level which is considered adequate in relation to the estimated risk inherent in the loan portfolio. The provision for loan losses for each of the years ended December 31, 1999, 1998 and 1997 totaled $204,000, $130,000 and $24,000, respectively. As discussed in the Loan Portfolio and Risk Elements section of this analysis, increases in the Bank's provision for loan losses are primarily attributed to the Bank's continued, strong loan growth. An analysis of the components comprising the allowance for loan losses for the years ended December 1999, 1998 and 1997, including charge off and recoveries is included in Note 3 of the accompanying financial statements. At December 31, 1999 and 1998 respectively, the allowance for loan losses represented 1.24% and 1.24% of gross loans or $530,000 and $342,000, and was considered adequate to cover inherent losses. The Bank maintains an allowance for loan losses at a level considered adequate to provide for losses that can be reasonably anticipated. The allocated portion of the Bank's allowance for loan losses is established on a loan by loan basis. At December 31, 1999, the Bank did not have outstanding any other real estate owned.

  DEPOSITS

     Total deposits at December 31, 1999 increased approximately $11.1 million compared to December 31, 1998. Average interest-bearing deposits increased approximately $14.7 million during 1999. The growth was primarily the result of management's decision to aggressively grow the deposit base of the Bank and the opening of its branch December 15, 1998. This significant growth in deposits is considered normal since the incorporation of the bank in June 1995, however, those growth levels may not be attained moving forward. Of the deposits outstanding at December 31, 1999, $11.9 million related to deposits of $100,000 or more. Those deposits are considered to be more volatile than other deposits and more subject to leaving the bank upon maturity. A schedule of the periods of maturity of these accounts is as follows:

                    TABLE VI -- TIME DEPOSITS OVER $100,000
                           (IN THOUSANDS OF DOLLARS)

MATURITY OF TIME DEPOSITS $100,000 AND OVER AT DECEMBER 31, 1999:

3 months or less............................................    $ 5,703
Over 3 months through 6 months..............................      4,629
Over 6 months through 12 months.............................      1,614
Over 12 months..............................................         --
                                                                -------
       Total Time Deposits $100,000 and over................    $11,946
                                                                =======

     See Note 5 of the accompanying financial statements for a maturity distribution of time deposits as of December 31, 1999.

  SHORT-TERM BORROWINGS

     Total short-term borrowings increased $5.3 million from $667,000 at December 31, 1998 to $6.0 million at December 31, 1999. See Note 6 of the financial statements for a discussion of short-term borrowings.

     The Bank has available lines of credit from the Federal Home Loan Bank of Pittsburgh, Pennsylvania "FHLB". At December 31, 1999, the Bank had approximately $13.0 million of additional available borrowings. Management uses this line of credit to make additional funds available to customers in the form of loans. Funds acquired through this program are reflected on the balance sheet as part of short-term borrowings. Other lines of credit available to the Bank through correspondent banks total approximately $2.0 million as of December 31, 1999.

  LIQUIDITY

     Liquidity is defined as the Bank's ability to meet the customer's loan demand and meet deposit demands. The Bank monitors its ability to meet anticipated changes in its sources and use of funds. Liquidity was available through cash, due from banks, federal funds sold, securities and interest bearing deposits with other banks maturing within one year and totaled approximately $3.0 million and $7.0 million at December 31, 1999 and 1998, respectively. Secondary sources of liquidity are provided by the remaining securities available for sale, federal funds purchased, FHLB lines of credit and correspondent bank lines of credit.

                          CITIZENS SOUTHERN BANK, INC.

        TABLE VIII -- ASSET AND LIABILITY MATURITY AND RATE SENSITIVITY

                               DECEMBER 31, 1999

                                       THREE       THREE       ONE       THREE       OVER
                                     MONTHS OR   TO TWELVE   TO THREE   TO FIVE      FIVE
                                       LESS       MONTHS      YEARS      YEARS      YEARS
                                     ---------   ---------   --------   --------   --------
                                                   (IN THOUSANDS OF DOLLARS)
Loans:
  Commercial.......................  $  1,292    $    838    $    819   $  1,989   $     60
  Real Estate......................     1,771       4,317       7,210      6,942     11,507
  Consumer and Other...............       945         582       1,880      2,064        440
                                     --------    --------    --------   --------   --------
     Total Loans...................     4,008       5,737       9,909     10,995     12,007
Investments........................     1,996         249       1,323     10,894      2,068
Federal Funds sold and other.......       404          --          --         --         --
                                     --------    --------    --------   --------   --------
  Total Earning Assets.............  $  6,408    $  5,986    $ 11,232   $ 21,889   $ 14,075
                                     ========    ========    ========   ========   ========
Deposits:
  Savings..........................  $  8,417    $     --    $     --   $     --   $     --
  CD's.............................    12,316      10,518       6,929         29         --
                                     --------    --------    --------   --------   --------
     Total Deposits................    20,733      10,518       6,929         29         --
Borrowings.........................     5,750          --          --         --         --
                                     --------    --------    --------   --------   --------
     Total Interest Bearing
       Liabilities.................  $ 26,483    $ 10,518    $  6,929   $     29   $     --
                                     ========    ========    ========   ========   ========
Interest Sensitivity Gap...........  $(20,075)   $ (4,532)   $  4,303   $ 21,860   $ 14,075
                                     ========    ========    ========   ========   ========
Cumulative Gap.....................  $(20,075)   $(24,607)   $(20,304)  $  1,556   $ 15,631
                                     ========    ========    ========   ========   ========
Cumulative Gap as a percent of
  Earning Assets...................   (313.28)%   (411.08)%   (180.77)%     7.11%    111.06%
                                     ========    ========    ========   ========   ========

  INTEREST RATE RISK MANAGEMENT

     The Bank analyzes interest rate risk by monitoring its interest rate sensitivity "gaps". An asset or liability is said to be interest rate sensitive within a specified time period if it will mature or reprice within that time period. The interest rate sensitivity "gap" is defined as the difference between interest earning assets and interest bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of declining interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely.

     As shown in Table VIII, the Bank has a cumulative negative interest sensitivity gap of $24.6 million for the short-term 3-12 month period and a cumulative negative interest sensitivity gap of $20.3 million for the 1-3 year period. Included in the one-year period is $8,417,000 of interest bearing savings deposit, which on a contractual basis are immediately repriceable. The actual repricing of these deposits tends to lag well behind movements in market interest rates.

  CAPITAL

     The capital percentage of the Bank has declined during the past three years as the Bank experienced substantial growth with limited earnings. While the Bank has grown, Total capital (to risk weighted assets), Tier I capital (to risk weighted assets) and Tier I Leverage (to average assets) were 13.04%, 13.04% and 8.78% at December 31, 1999, which is considered well capitalized under regulatory guidelines for prompt corrective action provisions. The Bank has not paid a dividend since the inception of the Company in order to facilitate growth and maintain adequate capital.

     At June 30, 2000, Citizens had a Tier I capital ratio of 13.58%, a total capital ratio of 14.83% and a leverage ratio of 8.31%, which qualify it as "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991.

     You can find additional information about Citizens by writing to Citizens Southern Bank, Inc., Attention Samuel L. Elmore, 111 Citizens Drive, Beckley, West Virginia 25801.

                          INDEPENDENT AUDITOR'S REPORT

To The Stockholders and Board of Directors
CITIZENS SOUTHERN BANK
Beckley, West Virginia

     We have audited the accompanying balance sheets of CITIZENS SOUTHERN BANK ("THE BANK") as of December 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CITIZENS SOUTHERN BANK at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                      /s/ Richmond, Smith & Co.

Beckley, West Virginia
January 19, 2000

                             CITIZENS SOUTHERN BANK

                                 BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                                                                 1999           1998
                                                              -----------    -----------
                           ASSETS
Cash and due from banks.....................................  $ 2,489,775    $ 1,359,090
Federal funds sold..........................................      404,000      5,621,000
                                                              -----------    -----------
  CASH AND CASH EQUIVALENTS (NOTE 1)........................    2,893,775      6,980,090
                                                              -----------    -----------
Certificates of deposit (Note 2)............................       98,781         98,429
                                                              -----------    -----------
INVESTMENT SECURITIES (NOTES 1 AND 2)
  Available-for-sale........................................   16,529,138     11,858,708
  Restricted equity security -- Federal Home Loan Bank
     stock..................................................      381,400        108,400
                                                              -----------    -----------
                                                               16,910,538     11,967,108
                                                              -----------    -----------
LOANS (NOTES 1, 3, 8 AND 9)
  Business..................................................    5,372,416      3,551,670
  Real estate loans -- business.............................    8,382,768      6,126,403
  Real estate loans -- personal.............................   23,640,409     14,601,783
  Loans to individuals......................................    5,333,396      3,292,797
                                                              -----------    -----------
     Total Loans............................................   42,728,989     27,572,653
       Allowance for loan losses............................     (530,075)      (341,920)
                                                              -----------    -----------
          NET LOANS.........................................   42,198,914     27,230,733
Premises and equipment (Notes 1 and 4)......................    1,609,159      1,580,249
Deferred income tax asset (Note 7)..........................      340,000        105,637
Accrued Interest receivable and other assets................      499,197        351,149
                                                              -----------    -----------
TOTAL ASSETS................................................  $64,550,364    $48,313,395
                                                              ===========    ===========
            LIABILITIES AND STOCKHOLDERS' EQUITY
DEPOSITS (NOTE 5)
  Noninterest bearing.......................................  $ 5,934,886    $ 5,199,326
  Interest bearing..........................................   47,446,383     37,101,990
                                                              -----------    -----------
          TOTAL DEPOSITS....................................   53,381,269     42,301,316
Short-term borrowings (Note 6)..............................    5,997,509        666,611
Accrued Interest on deposits................................       79,963         79,550
Other liabilities...........................................      149,294        154,832
                                                              -----------    -----------
          TOTAL LIABILITIES.................................   59,608,035     43,202,309
                                                              -----------    -----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTES 9 AND 10)
STOCKHOLDERS' EQUITY (NOTE 8)
  Common stock (Par value $10 per share, 499,999 and 250,000 shares authorized at December 31, 1999 and 1998,
     respectively, 250,000 issued and outstanding)..........    2,500,000      2,500,000
  Capital surplus...........................................    2,500,000      2,500,000
  Retained earnings.........................................      260,583        110,445
  Accumulated other comprehensive (loss) income (Note 1)....     (318,254)           641
                                                              -----------    -----------

TOTAL STOCKHOLDERS' EQUITY..................................    4,942,329      5,111,086
                                                              -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $64,550,364    $48,313,395
                                                              ===========    ===========
Book Value Per Share Outstanding (Note 1)...................  $     19.77    $     20.44
                                                              ===========    ===========

                             CITIZENS SOUTHERN BANK

                              STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                            1999          1998          1997
                                                         ----------    ----------    ----------
INTEREST INCOME:
  Interest and fees on loans...........................  $2,748,240    $1,754,101    $1,336,328
  Interest on federal funds sold.......................     128,174       411,685       253,117
  Interest and dividends on investment securities......     959,038       398,010       158,167
  Interest on certificates of deposit and other........       6,673        11,896         5,622
                                                         ----------    ----------    ----------
     TOTAL INTEREST INCOME.............................   3,842,125     2,575,692     1,753,234
                                                         ----------    ----------    ----------
INTEREST EXPENSE:
  Interest on time deposits of $100,000 or more........     740,766       518,560       399,082
  Interest on other deposits...........................   1,360,778       937,568       456,963
  Interest on short-term borrowings....................      57,890         5,428         8,105
                                                         ----------    ----------    ----------
     TOTAL INTEREST EXPENSE............................   2,159,434     1,461,556       864,150
                                                         ----------    ----------    ----------
  Net Interest Income..................................   1,682,691     1,114,136       889,084
  Less: Provision for loan losses (Note 3).............     203,700       129,800        23,700
                                                         ----------    ----------    ----------
     NET INTEREST INCOME AFTER PROVISION FOR LOAN
       LOSSES..........................................   1,478,991       984,336       865,384
                                                         ----------    ----------    ----------
NON-INTEREST INCOME:
  Service charges on deposit accounts..................      96,498        38,414        26,887
  Secondary market loan origination fees...............      56,771        11,818            --
  Realized (loss) gain on sale of available-for-sale
     securities........................................      (3,750)          625            --
  Other Income.........................................      32,024        24,429        14,950
                                                         ----------    ----------    ----------
     TOTAL NONINTEREST INCOME..........................     181,543        75,286        41,837
                                                         ----------    ----------    ----------
NON-INTEREST EXPENSES:
  Salaries and employee benefits (Notes 10 and 12).....     723,628       471,138       315,663
  Occupancy, furniture and equipment expense...........     249,056       134,222       105,048
  Data processing......................................     139,474        60,958        60,700
  Advertising..........................................      74,425        61,506        29,085
  Other expenses.......................................     244,613       179,814       114,994
                                                         ----------    ----------    ----------
     TOTAL NONINTEREST EXPENSES........................   1,431,196       907,638       625,490
                                                         ----------    ----------    ----------
  Income Before Income Tax.............................     229,338       151,984       281,731
  Provision for Income Tax.............................      79,200        47,800        67,200
                                                         ==========    ==========    ==========
     NET INCOME........................................  $  150,138    $  104,184    $  214,531
     NET INCOME PER SHARE (NOTE 1).....................  $     0.60    $     0.42    $     0.86
                                                         ==========    ==========    ==========

                          CITIZENS SOUTHERN BANK, INC.

               STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
                          COMPREHENSIVE INCOME (LOSS)

             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                            OTHER           TOTAL
                                    COMMON      CAPITAL     RETAINED    COMPREHENSIVE   STOCKHOLDERS'
                                    STOCK       SURPLUS     EARNINGS    INCOME (LOSS)      EQUITY
                                  ----------   ----------   ---------   -------------   -------------
BALANCE, JANUARY 1, 1997........  $2,500,000   $2,500,000   $(208,270)    $      --      $4,791,730
  Comprehensive income:
  Net income for the year.......          --           --     214,531            --         214,531
  Other comprehensive loss, net
    of deferred income taxes of
    $848........................
  Comprised of unrealized
    holding losses of $2,292 on
    available-for-sale
    securities..................          --           --          --        (1,444)         (1,444)
                                                                                         ----------
Total comprehensive income......                                                            213,087
                                  ----------   ----------   ---------     ---------      ----------
BALANCE, DECEMBER 31, 1997......  $2,500,000   $2,500,000   $   6,261     $  (1,444)     $5,004,817
Comprehensive income:
  Net income for the year.......          --           --     104,184            --         104,184
Other comprehensive income, net
  of deferred income taxes of
  $363:
  Comprised of unrealized
    holding gains of $2,479 on
    available for sale
    securities, net of
    reclassification adjustment
    for gains included in net
    income of $394..............          --           --          --         2,085           2,085
                                                                                         ----------
Total comprehensive income......                                                            106,269
                                  ----------   ----------   ---------     ---------      ----------
BALANCE, DECEMBER 31, 1998......   2,500,000    2,500,000     110,445           641       5,111,086
Comprehensive income:
  Net income for the year.......          --           --     150,138            --         150,138
Other comprehensive income net
  of deferred income tax credit
  of $179,381:
  Comprised of unrealized
    holding losses of $321,257
    on available-for sale
    securities, net of
    reclassification adjustment
    for losses included in net
    income of $2,362............          --           --          --      (318.895)       (318.895)
                                                                                         ----------
Total comprehensive loss........                                                           (168,757)
                                  ----------   ----------   ---------     ---------      ----------
BALANCE, DECEMBER 31, 1999......  $2,500,000   $2,500,000   $ 260,583     $(318,254)      4,942,329
                                  ==========   ==========   =========     =========      ==========

                             CITIZENS SOUTHERN BANK

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                        1999            1998           1997
                                                    ------------    ------------    -----------
OPERATING ACTIVITIES:
Net income........................................  $    150,138    $    104,184    $   214,531
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization.................        79,255          46,925         43,910
    Loss (gain) on sale of securities.............         3,750            (625)            --
    Provision for loan losses.....................       203,700         129,800         23,700
    Premium amortization (discount
       accretion) -- net..........................        (2,449)         (1,476)        (2,368)
    Credit for deferred income taxes..............       (55,140)        (24,825)       (17,800)
    Increase in accrued interest receivable and
       other assets...............................      (148,048)        (98,744)      (153,542)
    Increase in accrued interest on deposits......           413          42,016         19,907
    Increase (decrease) in other liabilities......        (5,538)         89,020          5,784
                                                    ------------    ------------    -----------
       NET CASH PROVIDED BY OPERATING
         ACTIVITIES...............................       226,081         286,275        134,122
                                                    ------------    ------------    -----------
INVESTING ACTIVITIES:
    Loan originations and principal payments on
       loans -- net...............................   (15,171,880)    (10,842,842)    (1,874,849)
    Purchases of available-for-sale securities....    (7,841,451)    (14,363,643)    (4,996,878)
    Proceeds from maturities, calls and sales of
       available-for-sale securities..............     2,671,250       7,301,475        200,000
    Proceeds from maturities and calls of
       held-to-maturity securities................            --         750,000        950,000
    Purchases of certificates of deposit..........            --              --       (296,097)
    Proceeds from sales or maturities of
       certificates of deposit....................            --         198,000             --
    Purchases of held-to-maturity securities......            --              --       (750,000)
    Purchase of Federal Home Loan Bank common
       stock......................................      (273,000)        (17,300)       (91,100)
    Purchases of premises and equipment...........      (108,166)       (199,437)       (10,335)
                                                    ------------    ------------    -----------
       NET CASH USED BY INVESTING ACTIVITIES......   (20,723,247)    (17,173,747)    (6,869,259)
                                                    ------------    ------------    -----------
FINANCING ACTIVITIES:
    Net increase in deposits......................    11,079,953      16,989,400      8,628,306
    Net increase (decrease) in short-term
       borrowings.................................     5,330,898         480,293       (212,441)
                                                    ------------    ------------    -----------
       NET CASH PROVIDED BY FINANCING
         ACTIVITIES...............................    16,410,851      17,469,693      8,415,865
                                                    ------------    ------------    -----------
       (DECREASE) INCREASE IN CASH AND CASH
         EQUIVALENTS..............................    (4,086,315)        582,221      1,680,728
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR....     6,980,090       6,397,869      4,717,141
                                                    ------------    ------------    -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR..........  $  2,893,775    $  6,980,090    $ 6,397,869
                                                    ============    ============    ===========
SUPPLEMENTAL INFORMATION:
Cash paid during the year for:
    Interest on deposits and other borrowings.....  $  2,159,022    $  1,419,540    $   844,243
                                                    ============    ============    ===========
    Income taxes..................................  $    115,960    $     76,783    $    85,000
                                                    ============    ============    ===========

                          CITIZENS SOUTHERN BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS

  ORGANIZATION:

     CITIZENS SOUTHERN BANK ("CITIZENS"), organized in 1994, is a local independent community bank principally owned by residents of Raleigh County, West Virginia. The Bank began operations on June 12, 1995, in a facility located on Citizens Drive, Beckley, Raleigh County, West Virginia. A branch location was opened during mid-December, 1998 (see Note 13). The Bank provides a full range of commercial banking services to its customers.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF ACCOUNTING:

     The accounting and reporting policies of CITIZENS conform to generally accepted accounting principles within the banking industry. The following is a description of the more significant accounting and reporting policies.

  CASH AND CASH EQUIVALENTS:

     For the purpose of presentation in the statements of cash flow, CITIZENS has defined cash and cash equivalents to include cash and due from banks and federal funds sold.

  INVESTMENT SECURITIES:

     Management determines the appropriate classification of securities at the time of purchase. Debt securities that management has the positive intent and ability to hold to maturity are carried at amortized cost. Other debt securities to be held for indefinite periods of time are classified as available-for-sale and carried at estimated fair value. Unrealized holding gains and losses, net of deferred income taxes, on securities classified as available-for-sale are carried as a separate component of stockholders' equity entitled, "Accumulated Other Comprehensive (Loss) Income".

     Gains or losses on sales of securities are determined using the specific identification method and are reported separately in the statements of income.

  LOANS:

     Interest on loans is computed and credited to operations using methods which generally result in level rates of return on principal amounts outstanding.

     The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is removed from income, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in the process of collection.

     Loan origination fees and related loan origination costs are recognized as collected and incurred, respectively. Management feels the use of this method does not produce amounts that would be

                          CITIZENS SOUTHERN BANK, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) materially different than if the costs and fees were deferred and amortized over the life of the loan, in accordance with current accounting pronouncements.

     CITIZENS grants commercial, financial, real estate, and consumer loans to customers in southern West Virginia. Although CITIZENS has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is either directly or indirectly dependent upon the tourism, health care, and coal industries. Substantially, all loans outstanding are collateralized by cash equivalents, real estate, equipment, or personal consumer goods.

  ALLOWANCE FOR LOAN LOSSES:

     The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated losses based on an evaluation of the current loan portfolio, which is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. There are no loans in the portfolio categorized by management as impaired under SFAS No. 114.

  PREMISES AND EQUIPMENT:

     Premises and equipment are stated at cost less accumulated depreciation. CITIZENS is depreciating assets for book and tax purposes using the straight-line and double declining methods, respectively, over periods ranging from three to thirty-nine years.

  INCOME TAXES:

     CITIZENS utilizes an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if considered necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

  OTHER COMPREHENSIVE INCOME:

     Effective January 1, 1998, Citizens adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period, except those resulting from investments by and distributions to owners. Other comprehensive income is defined to be revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income.

                          CITIZENS SOUTHERN BANK, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The item of other comprehensive income for each of the years presented is as follows:

                                                             1999        1998      1997
                                                           ---------    ------    -------
Unrealized (loss) gain on available-for-sale securities,
  net of tax.............................................  $(318,895)   $2,085    $(1,444)
                                                           =========    ======    =======

  USE OF ESTIMATES:

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The allowance for loan losses is one of CITIZENS most significant estimates.

  RECLASSIFICATIONS:

     Certain reclassifications have been made to the 1998 and 1997 financial statements in order to conform with the current year presentation.

  NET INCOME AND BOOK VALUE PER SHARE:

     Net income and book value per share are based upon the weighted average number of shares outstanding of 250,000 for 1999, 1998 and 1997.

  ADVERTISING:

     CITIZENS expenses advertising costs when the advertisement occurs. Total advertising costs amounted to $74,425, $61,506, and $29,085 in 1999, 1998 and 1997, respectively.

NOTE 2 -- CERTIFICATES OF DEPOSIT AND INVESTMENT SECURITIES

     At December 31, 1999 and 1998, CITIZENS had a certificate of deposit with an amortized cost of $98,781 and $98,429 respectively, being held as an investment. It matures in the year 2000. This certificate earns interest at 5.85 percent.

     The amortized cost and estimated fair values of investment securities are as follows:

                                                         DECEMBER 31, 1999
                                       ------------------------------------------------------
                                                        GROSS         GROSS        ESTIMATED
                                        AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                          COST          GAINS         LOSSES         VALUE
                                       -----------    ----------    ----------    -----------
AVAILABLE-FOR-SALE:
  U.S. Government agencies and
     corporation securities..........  $17,026,411     $    --      $(497,273)    $16,529,138
                                       ===========     =======      =========     ===========

                          CITIZENS SOUTHERN BANK, INC.

NOTE 2 -- CERTIFICATES OF DEPOSIT AND INVESTMENT SECURITIES (CONTINUED)

                                                          DECEMBER 31, 1998
                                        ------------------------------------------------------
                                                         GROSS         GROSS        ESTIMATED
                                         AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                           COST          GAINS         LOSSES         VALUE
                                        -----------    ----------    ----------    -----------
AVAILABLE-FOR-SALE:
  U.S. Government agencies and
     corporation securities...........  $11,857,704     $30,011       $(29,007)    $11,858,708
                                        ===========     =======       ========     ===========

     The amortized cost and estimated fair values of investment securities at December 31, 1999 and 1998, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities include the right to call or prepay the obligations prior to their contractual maturities.

                                                                  1999
                                                       --------------------------
                                                                       ESTIMATED
                                                        AMORTIZED        FAIR
                                                          COST           VALUE
                                                       -----------    -----------
AVAILABLE-FOR-SALE:
  Due in one year or less............................  $ 2,250,000    $ 2,244,693
  Due after one but through five years...............   12,592,250     12,216,328
  Due after five years...............................    2,184,161      2,068,117
                                                       -----------    -----------
                                                       $17,026,411    $16,529,138
                                                       ===========    ===========

                                                                  1998
                                                       --------------------------
                                                                       ESTIMATED
                                                        AMORTIZED        FAIR
                                                          COST           VALUE
                                                       -----------    -----------
AVAILABLE-FOR-SALE:
  Due in one year or less............................  $   175,816    $   176,477
  Due after one but through five years...............    5,497,991      5,513,675
  Due after five years...............................    6,183,897      6,168,556
                                                       -----------    -----------
                                                       $11,857,704    $11,858,708
                                                       ===========    ===========

     At December 31, 1999 and 1998, investment securities with an estimated fair value of approximately $1,849,000 and $1,921,000, respectively, were pledged to secure public deposits and repurchase agreements.

     Gross realized losses on sale of available-for-sale securities amounted to $3,750 for the year ended December 31, 1999, and gross realized gains amounted to $625 for the year ended December 31, 1998. The gross proceeds from sales of available-for-sale securities amounted to $996,250 and $250,625 for the years ended December 31, 1999 and 1998, respectively. There were no sales of securities for the year ended December 31, 1997.

     The Federal Home Loan Bank stock, which is carried at its cost, is considered a restricted investment because its ownership is restricted and it lacks a market.

                          CITIZENS SOUTHERN BANK, INC.

NOTE 3 -- LOANS, ALLOWANCE FOR LOAN LOSSES AND NON-ACCRUAL LOANS

     A summary of changes in the allowance for loan losses is as follows:

                                                          1999        1998        1997
                                                        --------    --------    --------
BALANCE, BEGINNING OF YEAR............................  $341,920    $214,246    $193,827
Net Charge-Offs:
  Loans charged off, net of recoveries................   (15,545)     (2,126)     (3,281)
  Provision for loan losses...........................   203,700     129,800      23,700
                                                        --------    --------    --------
BALANCE, END OF YEAR..................................  $530,075    $341,920    $214,246
                                                        ========    ========    ========

     At December 31, 1999 and 1998, there were non-accruing loans amounting to approximately $74,000 and $6,500, respectively. Of the amount at December 31, 1999, $70,000 represented a loan which is 80% secured by the Small Business Administration.

NOTE 4 -- PREMISES AND EQUIPMENT

     Included in the accompanying balance sheets are the following components of premises and equipment:

                                                            1999          1998
                                                         ----------    ----------
Land...................................................  $  611,106    $  611,106
Bank premises..........................................     756,138       737,053
Furniture and equipment................................     449,108       364,578
                                                         ----------    ----------
                                                          1,816,352     1,712,737
Less accumulated depreciation and amortization.........    (207,193)     (132,488)
                                                         ----------    ----------
                                                         $1,609,159    $1,580,249
                                                         ==========    ==========

NOTE 5 -- DEPOSITS

     The carrying amount of major categories of deposits outstanding are as follows:

                                                          1999           1998
                                                       -----------    -----------
Non-interest bearing.................................  $ 5,934,886    $ 5,199,326
                                                       -----------    -----------
Interest bearing:
  Interest checking..................................    9,237,158      4,143,380
  Money-market deposit accounts......................    6,517,349      4,054,803
  Savings............................................    2,294,903      1,917,593
  Certificates of deposit, $100,000 or more..........   11,946,480     12,032,335
  Other certificates of deposit......................   17,450,493     14,953,879
                                                       -----------    -----------
          Total Interest Bearing.....................   47,446,383     37,101,990
                                                       -----------    -----------
                                                       $53,381,269    $42,301,316
                                                       ===========    ===========

                          CITIZENS SOUTHERN BANK, INC.

NOTE 5 -- DEPOSITS (CONTINUED)
     At December 31, 1999, the scheduled maturities of certificates of deposit are as follows:

 YEAR(S)
MATURING
--------
2000................................................  $21,682,330
2001-2002...........................................    7,685,182
2003-2004...........................................       29,461
                                                      -----------
                                                      $29,396,973
                                                      ===========

     At December 31, 1999 and 1998, related party deposits, defined as officer, director or employee deposits amounted to approximately $8,800,000 and $8,700,000, respectively.

NOTE 6 -- SHORT-TERM BORROWINGS

     Short-term borrowings consisted of the following at December 31, 1999 and 1998:

                                                            1999          1998
                                                         ----------    ----------
Collateralized advances from the Federal Home Loan Bank
  of Pittsburgh........................................  $5,750,000    $       --
Securities sold under agreements to repurchase.........     247,509       666,611
                                                         ----------    ----------
                                                         $5,997,509    $  666,611
                                                         ==========    ==========

     At December 31, 1999, $5,750,000 of FHLB advances with interest rate of 4.05% had an overnight maturity.

     CITIZENS is a member of the Federal Home Loan Bank (FHLB). Membership in the FHLB makes available short-term and long-term borrowings from collateralized advances. All FHLB advances are collateralized by a similar amount of single family residential mortgage loans and U.S. Government and Agency Securities. At December 31, 1999, CITIZENS had approximately $13,000,000 of additional available borrowings in the form of collateralized advances from FHLB at prevailing interest rates.

     Securities sold under agreements to repurchase generally mature daily and are secured by selected securities. Information concerning the agreements is summarized as follows:

                                                              1999        1998
                                                            --------    --------
Average balance during the year...........................  $358,365    $168,044
                                                            ========    ========
Average interest rate during the year.....................      3.92%       3.23%
                                                            ========    ========
Maximum month-end balance during the year.................  $509,873    $666,611
                                                            ========    ========
Securities underlying the agreements at year-end:
  Carrying value..........................................  $470,000    $470,000
                                                            ========    ========
  Estimated fair value....................................  $457,993    $475,308
                                                            ========    ========

                          CITIZENS SOUTHERN BANK, INC.

NOTE 7 -- INCOME TAXES

     The net deferred tax asset in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

                                                              1999        1998
                                                            --------    --------
DEFERRED TAX ASSET:
  Allowance for loan losses...............................  $196,000    $126,549
  Organization costs......................................        --       3,960
  Excess (deficit) of amortized cost of available-for-sale
     securities over their market values..................   179,000        (223)
                                                            --------    --------
                                                             375,000     130,286
                                                            --------    --------
  Less valuation allowance................................        --          --
                                                            --------    --------
                                                             375,000     130,286
                                                            --------    --------
DEFERRED TAX LIABILITY:
  Basis of depreciable assets.............................   (35,000)    (24,649)
                                                            --------    --------
NET DEFERRED TAX ASSET....................................  $340,000    $105,637
                                                            ========    ========

     The provision for income taxes on the statement of income is comprised of the following:

                                                            1999       1998       1997
                                                          --------    -------    -------
FEDERAL:
  Current...............................................  $121,159    $73,800    $85,000
  Deferred..............................................   (54,520)   (28,000)   (11,800)
STATE:
  Current...............................................    13,181         --         --
  Deferred..............................................      (620)     2,000     (6,000)
                                                          --------    -------    -------
                                                          $ 79,200    $47,800    $67,200
                                                          ========    =======    =======

     A reconciliation of the differences between the tax provision and the expected tax expense computed by applying the federal statutory income tax rate is as follows:

                                                            1999       1998       1997
                                                           -------    -------    -------
Expected income tax expense at federal rate..............  $73,000    $52,000    $96,000
Increase (decrease) in provision resulting from:
  State income tax, net of federal tax benefit...........    7,300      3,000      8,500
  Change in valuation allowance..........................       --         --    (36,500)
  Other items, net.......................................   (1,100)    (7,200)      (800)
                                                           -------    -------    -------
PROVISION FOR INCOME TAXES...............................  $79,200    $47,800    $67,200
                                                           =======    =======    =======

                          CITIZENS SOUTHERN BANK, INC.

NOTE 8 -- REGULATORY REQUIREMENTS AND RESTRICTIONS

     CITIZENS is subject to certain requirements imposed by federal and state banking statutes and regulations. These requirements, among other things, establish minimum levels for capital and restrict the amount of dividends that may be distributed.

     CITIZENS is required to maintain average cash balances with the Federal Reserve Bank or as cash in vault. The amount of the required reserve balance at December 31, 1999, was approximately $267,000.

     CITIZENS is subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures require CITIZENS to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Leverage Ratio (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that CITIZENS meets all capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized CITIZENS as well capitalized. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below.

     There are no conditions or events since that notification that management believes have changed the institution's category. However, the volatility of the unrealized gain or loss on available-for-sale securities, which is a component of capital, could significantly affect capital adequacy in the future.

     The Bank's actual capital amounts and ratios are presented in the following table (in thousands of dollars, except percentages):

                                                                FOR CAPITAL         TO BE WELL
                                              ACTUAL         ADEQUACY PURPOSES      CAPITALIZED
                                          ---------------    -----------------    ---------------
                                          AMOUNT    RATIO    AMOUNT     RATIO     AMOUNT    RATIO
                                          ------    -----    -------    ------    ------    -----
AS OF DECEMBER 31, 1999:
  Total Capital
    (to Risk Weighted Assets)...........  $4,942    13.04%   $3,033      8.00%    $3,791    10.00%
  Tier I Capital
    (to Risk Weighted Assets)...........  4,942     13.04%    1,516      4.00%    2,274      6.00%
  Tier I Leverage
    (to Average Assets).................  4,942      8.78%    2,252      4.00%    2,815      5.00%
AS OF DECEMBER 31, 1998:
  Total Capital
    (to Risk Weighted Assets)...........  5,111     19.42%    2,105      8.00%    2,631     10.00%
  Tier I Capital
    (to Risk Weighted Assets)...........  5,111     19.42%    1,053      4.00%    1,579      6.00%
  Tier I Leverage
    (to Average Assets).................  5,111     13.33%    1,534      4.00%    1,917      5.00%

     CITIZENS cannot make dividend distributions to its stockholders without regulatory approval.

                          CITIZENS SOUTHERN BANK, INC.

NOTE 8 -- REGULATORY REQUIREMENTS AND RESTRICTIONS (CONTINUED)
     CITIZENS has granted loans to related parties, consisting of executive officers, directors and their associates. Related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

     The following presents the activity with respect to related party loans during 1999 and 1998:

                                                            1999          1998
                                                         ----------    ----------
BALANCE AT JANUARY 1...................................  $3,765,947    $2,209,045
Loans made.............................................   1,582,623     2,580,885
Payoffs and payments collected.........................  (1,614,004)   (1,023,983)
                                                         ----------    ----------
Loan balances of entities no longer classified as
  related parties at year-end..........................    (644,666)           --
                                                         ----------    ----------
BALANCE AT DECEMBER 31.................................  $3,089,900    $3,765,947
                                                         ==========    ==========

NOTE 9 -- OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

     CITIZENS offers financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments, unused lines of credit, and standby letters of credit. CITIZENS had commitments to extend credit consisting of unused lines of credit and open loan commitments approximating $4,245,000 and $3,117,000 as of December 31, 1999 and 1998, respectively. CITIZENS had issued and outstanding standby letters of credit of approximately $657,000 and $520,000 at December 31, 1999 and 1998, respectively.

     Commitments to extend credit are obligations to lend to customers at prevailing market rates specific sums, as long as no pre-established condition of the loan agreement is violated. The amount and type of collateral to be obtained is normally established at the time of the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

     CITIZENS uses the same credit and collateral policies in making commitments and conditional obligations as it does for all other lending. Collateral, which secures these types of commitments, is the same type as collateral for other types of lending such as accounts receivable, inventory, real estate and equipment. Management does not expect any material losses as a result of the commitments.

     There were no significant concentrations of credit risk other than the geographic area and the loan categories disclosed in the accompanying balance sheets.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

     Effective July 1, 1997, CITIZENS entered into an Employment Agreement (the "Agreement") with its President and Chief Executive Officer ("CEO"). In general, the Agreement calls on the CEO to provide services in return for a $100,000 per year salary during the first year of the Agreement. The salary escalates approximately 5% each year during the remaining two years of the initial term. The CEO also receives certain other nominal fringe benefits. The Agreement provides for additional renewal terms, termination of the relationship with cause and a covenant not to compete by the CEO.

                          CITIZENS SOUTHERN BANK, INC.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)
     On November 15, 1998, CITIZENS entered into a lease agreement for branch office space (see Note 13), with a company owned by a Board of Directors Member and significant stockholder. The initial term of the lease is for forty months commencing December 1, 1998. Monthly lease rental payments of $2,663 are due commencing the fifth month of the initial term. The lease is renewable for five three-year terms at the option of CITIZENS. Monthly lease rental escalations during these renewal terms are determinable based on a function of the Consumer Price Index. An option to purchase the premises is also contained in the agreement.

     CITIZENS has entered into non-cancelable vehicle lease and information technology service agreements. These operating agreements are for terms of two and five years, respectively. The technology service agreement's monthly cost is based primarily on utilization and provides for renewal options. Therefore, CITIZENS must meet a minimum number of accounts before it incurs additional charges. The base annual charge for the agreement was $43,200. As the number of accounts has increased, CITIZENS has incurred additional charges on a per account basis. The total cost of the information technology service agreement was $139,474, $60,958, and $60,700 in 1999, 1998 and 1997, respectively.
CITIZENS' current agreement expires June 30, 2000. Management anticipates the technology service agreement expense will approximate $170,000 in 2000. The cost of other lease agreements totaled $36,526, $21,042, and $11,484 in 1999, 1998, and 1997, respectively.

     Future minimum payments under non-cancelable lease agreements for years subsequent to December 31, 1999 are as follows:

2000.........................................    $32,106
2001.........................................     31,599
2002.........................................      5,268
                                                 -------
Total........................................    $68,973
                                                 =======

NOTE 11 -- LINE OF CREDIT

     CITIZENS has entered into an agreement with The Bankers' Bank of Kentucky to periodically borrow Federal Funds. The Bank may borrow, on an unsecured basis, an amount not to exceed 50% of the Bank's unimpaired capital and surplus. Should an amount in excess of 50% be requested, the Bank would be required to pledge marketable securities as additional collateral. There were no borrowings under the agreement at December 31, 1999 and 1998.

NOTE 12 -- EMPLOYEE BENEFIT PLAN

     On April 1, 1996, CITIZENS established a compensation reduction/profit-sharing plan for its employees under the provisions of Section 401(k) of the Internal Revenue Code. All employees who meet certain eligibility requirements are allowed to participate in the Plan. Under the Plan, each participant is allowed to defer the receipt of pay by an amount not less than 1% nor more than 15% of their compensation before the reduction.

     CITIZENS' contributions under the plan are discretionary and will be determined annually by the Board of Directors. Currently, the Bank will not match elective deferral contributions in excess of 4% of pay, but CITIZENS will match fifty percent of the employee's contribution to a maximum of 4% of their

                          CITIZENS SOUTHERN BANK, INC.

NOTE 12 -- EMPLOYEE BENEFIT PLAN (CONTINUED) pay. Contributions to the plan totaled $9,881, $6,493, and $6,433 for the years ended December 31, 1999, 1998, and 1997, respectively.

NOTE 13 -- NEW BRANCH LOCATION

     During mid-December, 1998, CITIZENS opened a branch location on South Eisenhower Drive, Beckley. This branch is a full service location, including both deposit and lending activities. Costs associated with the branch are included in the Statements of Income.

     During the fourth quarter of 1998 and during 1999, CITIZENS expended significant resources in terms of both out-of-pocket costs and personnel resources in establishing the branch. These costs were expensed as incurred in accordance with the most recent accounting pronouncements regarding start-up costs.

NOTE 14 -- YEAR 2000 ("Y2K") ISSUES (UNAUDITED)

     Management has considered the impact of "Year 2000 ("Y2K") Issues" on CITIZENS'information systems and applications and accordingly has developed a remediation plan. As of January 19, 2000, CITIZENS has not experienced any significant Y2K related issues.

                             CITIZENS SOUTHERN BANK

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2000 AND 1999

     The following discusses changes in financial condition and the results of operation of "Citizens" for the periods indicated. This discussion should be read in conjunction with Citizens 1999 audited annual report.

RESULTS OF OPERATION

  EARNINGS SUMMARY

     Net income for the three months ended June 30, 2000 was $78,000. This represents an increase of $54,000 or 225% over the same period in 1999. For the six-month period ended June 30, 2000, Citizen's net income of $171,000 increased $119,000 or 229% for the same period in 1999. The increase in earnings for the three-month and six-month periods resulted from growth in earning assets and improved service fee revenues. Basic and diluted earnings per share were $0.31 for the quarter ended June 30, 2000 compared to the $0.10 reported for the second quarter of 1999. For the six-month period ended June 30, 2000, basic and diluted earnings per common share totaled $0.68 compared to $0.21 for the same period of 1999.

  NET INTEREST INCOME

     The bank's net interest income on a fully tax equivalent basis totaled $997,000 for the six-month period ended June 30, 2000 compared to $724,000 for the same period of 1999, representing an increase of $273,000 or 38%. This increase resulted from growth in the volume of earning assets for the period primarily funded by borrowed funds at a cost less than competitive market rates.

     Further analysis of the Bank's yields on interest earning assets and interest-bearing liabilities are presented in Table I.

                          CITIZENS SOUTHERN BANK, INC.

                             TABLE I-YIELD ANALYSIS

                           (IN THOUSANDS OF DOLLARS)

                                                  JUNE 30, 2000                  JUNE 30, 1999
                                           ----------------------------   ----------------------------
                                           AVERAGE               YIELD/   AVERAGE               YIELD/
                                           BALANCE    INTEREST    RATE    BALANCE    INTEREST    RATE
                                           --------   --------   ------   --------   --------   ------
Assets
Loans:
Loans Taxable............................  $44,923     $1,800     8.06%   $30,048     $1,178     7.91%
                                           -------     ------     ----    -------     ------     ----
  Total Loans............................   44,923      1,800     8.07%    30,048      1,178     7.91%
  Reserve for Loan Losses................     (548)                          (369)
                                           -------                        -------
  Net Loans-Taxable......................   44,375                         29,679
Investments:
Available for Sale (All Taxable).........   15,667        485     6.23%    15,237        447     5.92%
                                           -------     ------     ----    -------     ------     ----
  Total Investments......................   15,667        485     6.23%    15,237        447     5.92%
Federal Funds Sold.......................      640         21     6.60%     4,370        103     4.75%
                                           -------     ------     ----    -------     ------     ----
  Total Earning Assets...................   60,682      2,306     7.64%    49,286      1,728     7.07%
  Other Assets...........................    4,041                          3,489
                                           -------                        -------
  Total Assets...........................  $64,723                        $52,775
                                           =======                        =======
Liabilities and Shareholders Equity
Interest Bearing Deposits:
Demand...................................  $ 8,280     $  144     3.50%   $ 4,943     $   83     3.39%
Savings..................................    7,906        145     3.69%     6,396         98     3.09%
Time.....................................   28,981        792     5.50%    30,398        816     5.41%
Borrowings...............................    7,396        228     6.20%       416          7     3.39%
                                           -------     ------     ----    -------     ------     ----
  Total Interest Bearing Liabilities.....   52,563      1,309     5.01%    42,153      1,004     4.80%
Non-interest Bearing Deposits............    6,907                          5,273
Other Liabilities........................      281                            259
Equity...................................    4,972                          5,090
                                           -------                        -------
  Total Liabilities and Equity...........  $64,723                        $52,775
                                           =======                        =======
Net Interest Income......................              $  997                         $  724
                                                       ======                         ======
Net Interest Rate Spread.................                         2.63%                          2.27%
                                                                  ====                           ====
Net Interest Margin......................                         3.30%                          2.96%
                                                                  ====                           ====

  PROVISION FOR LOAN LOSS

     The provision for loan losses represents management's determination of the amount necessary to be charged against the current periods earnings in order to maintain the allowance for loan losses at a level which is considered adequate in relation to the estimated risk inherent in the loan portfolio. The provision for loan losses for the first six months of 2000 was $54,000 compared to $81,000 for the same period in 1999. Net charge-offs for the first half of 2000 were $24,000 as compared to $4,000 over the same period in 1999. At June 30, 2000, the allowance for loan losses totaled $560,000 or 1.19% of loans as compared to $530,000 or 1.24% at December 31, 1999. The following is an analysis of the activity in the Bank's allowance for loan losses for the six-month periods ended June 30, 2000 and 1999.

                          CITIZENS SOUTHERN BANK, INC.

                      TABLE II -- RESERVE FOR LOAN LOSSES

                                                          SIX MONTHS     SIX MONTHS
                                                             ENDED          ENDED
                                                           JUNE 30,       JUNE 30,
                                                             2000           1999
                                                          -----------    -----------
                                                          (IN THOUSANDS OF DOLLARS)
Balance Beginning of Year...............................    $   530        $   342
Net Charge-Offs:
  Loans charged off, net of recoveries..................         24              4
  Provision for loan losses.............................         54             81
                                                            -------        -------
Balance, End of Period..................................    $   560        $   419
                                                            =======        =======

     The bank's non-performing assets and loans past due 90 days or more increased from $73,000 at December 31, 1999, to $152,000 at June 30, 2000. This increase resulted principally from two credits totaling $80,000 that are non-accruing and have a government SBA guarantee. The additional $72,000 is a real estate loan that is secured by a first lien deed of trust.

  NON-INTEREST INCOME AND EXPENSE

     Total non-interest income increased approximately $2,000 to $120,000 during the first six months of 2000 as compared to the first six months of 1999. While the increase is small, the bank has increased service charges on deposit accounts from $37,000 for the first six months of 1999 to $73,000 for the same period in 2000. This increase offset a decrease in other operating income, which was $59,000 for the six months ended June 30, 1999 as compared to $24,000 for the same period in 2000. The decrease in other income for 2000 is a result of increased interest rates that slowed the origination of secondary market real estate loans, therefore creating a reduction in origination fees.

     Total non-interest expense increased approximately $97,000 to $784,000 during the first six months of 2000 as compared to $687,000 for the first six months of 1999. This increase is primarily attributable to normal increase in salary and employee benefits and an increase in other operating expense, which is attributable to settlement with previous management.

  FINANCIAL CONDITION

     Total assets of the bank were $65,396,000 at June 30, 2000 compared to $64,554,000 at December 31, 1999. Significant changes in the bank's financial position between December 31, 1999 and June 30, 2000, are reflected on the balance sheet as well as the changes in average balances noted on the Yield Analysis in Table I.

  LOANS

     The most significant change in the financial condition of the bank resulted in an increase of $4,273,000 in net loans outstanding to $46,472,000 at June 30, 2000 as compared to $42,199,000 in 1999. This increase was primarily funded by short-term borrowings from the FHLB.

  DEPOSITS

     Total deposits decreased $1,111,000 from $53,381,000 at December 31, 1999 to $52,270,000 at June 30, 2000. This decrease was partially offset by an increase of $622,000 in securities sold under agreements to repurchase and management's decision not to aggressively reprice its interest bearing deposits.

  CAPITAL

     Shareholders equity at June 30, 2000 totaled $5,040,000 compared to $4,942,000 at December 31, 1999, representing an increase of $98,000. The increase in retained earnings of $170,000 was offset by an increase in accumulated other comprehensive loss of $72,000. This increase in other comprehensive loss is a result of the decline in value of investments held for sale during the period.

  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Citizens' environment has not changed substantially from the discussion and analysis presented for the December 31, 1999 financials included in this proxy statement/prospectus. A more complete discussion is included with the December 31, 1999 Financial Statements under Interest Rate Risk Management (See page F-9).

                    CITIZENS SOUTHERN BANK, INC. (UNAUDITED)

                                 BALANCE SHEETS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                              JUNE 30    DECEMBER 31
                                                               2000         1999
                                                              -------    -----------
Assets
Cash and cash equivalents...................................  $ 1,882      $ 2,993
Securities available for sale (amortized cost of $15,265
  June 30, 2000; $17,407 December 31, 1999).................   14,654       16,911
Total loans, net of unearned income.........................   47,032       42,729
  Less: allowance for loan losses...........................      560          530
                                                              -------      -------
  Net loans.................................................   46,472       42,199
Premises and equipment, net.................................    1,569        1,609
Other assets................................................      819          842
                                                              -------      -------
  Total Assets..............................................  $65,396      $64,554
                                                              =======      =======
Liabilities
Deposits, non-interest bearing..............................  $ 6,692      $ 5,935
Deposits, interest-bearing..................................   45,578       47,446
                                                              -------      -------
  Total Deposits............................................   52,270       53,381
Interest, taxes and other liabilities.......................      268          233
Federal funds purchased.....................................      196          248
Securities sold under agreement to repurchase...............      622            0
FHLB borrowings and other indebtedness......................    7,000        5,750
                                                              -------      -------
  Total Liabilities.........................................   60,356       59,612
                                                              -------      -------
Stockholders' Equity
Common stock, $10 par value; 250,000 shares authorized and
  outstanding in 2000 and 1999, respectively................    2,500        2,500
Additional paid-in capital..................................    2,500        2,500
Retained earnings...........................................      431          261
Accumulated other comprehensive loss........................     (391)        (319)
                                                              -------      -------
  Total Stockholders' Equity................................    5,040        4,942
                                                              -------      -------
  Total Liabilities and Stockholders' Equity................  $65,396      $64,554
                                                              =======      =======

See Notes to Financial Statements

                          CITIZENS SOUTHERN BANK, INC.

                              STATEMENTS OF INCOME

                                  (UNAUDITED)

                                               SIX MONTHS ENDED       THREE MONTHS ENDED
                                                   JUNE 30                 JUNE 30
                                             --------------------    --------------------
                                               2000        1999        2000        1999
                                             --------    --------    --------    --------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT SHARE
                                                         AND PER SHARE DATA)
INTEREST INCOME:
  Interest and fees on loans...............  $  1,800    $  1,178    $    932    $    613
  Interest on securities available for
     sale..................................       485         447         233         240
  Interest on federal funds sold and
     deposits..............................        21         103          15          48
                                             --------    --------    --------    --------
       Total Interest Income...............     2,306       1,728       1,180         901
                                             --------    --------    --------    --------
INTEREST EXPENSE:
  Interest on deposits.....................     1,081         997         546         518
  Interest on borrowings...................       228           7         138           3
                                             --------    --------    --------    --------
     Total Interest Expense................     1,309       1,004         684         521
                                             --------    --------    --------    --------
       NET INTEREST INCOME.................       997         724         496         380
PROVISION FOR LOAN LOSSES..................        54          81          23          46
                                             --------    --------    --------    --------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES..............................       943         643         473         334
                                             --------    --------    --------    --------
NON-INTEREST INCOME:
  Service charges on deposit accounts......        73          37          40          20
  Other charges, commissions and fees......        23          22          11          14
  Other operating income...................        24          59          17          23
                                             --------    --------    --------    --------
     Total Non-Interest Income.............       120         118          68          57
                                             --------    --------    --------    --------
NON-INTEREST EXPENSE:
  Salaries and employee benefits...........       378         337         192         176
  Occupancy expense of bank premises.......        81          71          41          40
  Furniture and equipment expense..........        45          53          20          27
  Other operating expense..................       280         226         161         114
                                             --------    --------    --------    --------
       Total Non-Interest Expense..........       784         687         414         357
                                             --------    --------    --------    --------
  Income before income taxes...............       279          74         127          34
  Income tax expense.......................       109          22          49          10
                                             --------    --------    --------    --------
       NET INCOME..........................  $    170    $     52    $     78    $     24
                                             ========    ========    ========    ========
Basic and diluted earnings per common
  share....................................  $    .68    $    .21    $    .31    $    .10
                                             ========    ========    ========    ========
Weighted average shares outstanding........   250,000     250,000     250,000     250,000
                                             ========    ========    ========    ========

See Notes to Financial Statements

                          CITIZENS SOUTHERN BANK, INC.

                            STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                                                  (AMOUNTS IN
                                                                   THOUSANDS)
OPERATING ACTIVITIES:
Net income..................................................  $    171    $     52
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization..........................        43          37
     Provision for loan losses..............................        54          81
     (Discount accretion) premium amortization-net..........        (2)          1
     Decrease (increase) in accrued interest receivable and
      other assets..........................................        62        (121)
     Increase (decrease) in other liabilities...............        38         (56)
                                                              --------    --------
       Net Cash Provided by (Used in) Operating
        Activities..........................................       366          (6)
                                                              --------    --------
INVESTING ACTIVITIES:
     Loan originations and principal payments on
      loans-net.............................................    (4,327)     (5,743)
     Purchase of available for sale securities..............        --      (6,593)
     Proceeds from maturities, calls and sales of available
      for sale securities...................................     2,250       1,000
     Purchase of FHLB common stock..........................      (106)        (37)
     Purchase of premises and equipment.....................        (3)        (96)
                                                              --------    --------
       Net Cash Used in Investing Activities................    (2,186)    (11,469)
                                                              --------    --------
FINANCING ACTIVITIES:
     Net (decrease) increase in deposits....................    (1,111)      8,810
     Net increase (decrease) in short-term borrowings.......     1,820        (303)
                                                              --------    --------
       Net Cash Provided by Financing Activities............       709       8,507
                                                              --------    --------
     Decrease in Cash and Cash Equivalents..................    (1,111)     (2,968)
     Cash and cash equivalents at beginning of year.........     2,993       7,078
                                                              --------    --------
     Cash and Cash Equivalents at End of Year...............  $  1,882    $  4,110
                                                              ========    ========

See Notes to Financial Statements.

                          CITIZENS SOUTHERN BANK, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                  (UNAUDITED)

                                                                           ACCUMULATED
                                                  ADDITIONAL                  OTHER
                                         COMMON    PAID-IN     RETAINED   COMPREHENSIVE
                                         STOCK     CAPITAL     EARNINGS   INCOME (LOSS)   TOTAL
                                         ------   ----------   --------   -------------   ------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT
                                                        SHARE AND PER SHARE DATA)
Balance beginning of the period,
  January 1, 1999......................  $2,500     $2,500       $110         $   1       $5,111
Comprehensive income:
  Net Income...........................     --          --         52            --           52
  Other comprehensive income:
     Unrealized holding losses on
       securities available for sale,
       net of tax......................     --          --         --          (217)        (217)
                                         ------     ------       ----         -----       ------
       Comprehensive income............     --          --         52          (217)        (165)
Common dividends declared..............     --          --         --            --           --
                                         ------     ------       ----         -----       ------
Balance, June 30, 1999.................  $2,500     $2,500       $162         $(216)      $4,946
                                         ======     ======       ====         =====       ======
Balance beginning of the period,
  January 1, 2000......................  $2,500     $2,500       $261         $(319)      $4,942
Comprehensive income:
  Net Income...........................     --          --        170            --          170
  Other comprehensive income:
     Unrealized holding losses on
       securities available for sale,
       net of tax......................     --          --         --           (72)         (72)
                                         ------     ------       ----         -----       ------
       Comprehensive income............     --          --        170           (72)          98
Common dividends declared..............     --          --         --            --           --
                                         ------     ------       ----         -----       ------
Balance, June 30, 2000.................  $2,500     $2,500       $431         $(391)      $5,040
                                         ======     ======       ====         =====       ======

See Notes to Financial Statements.

                          CITIZENS SOUTHERN BANK, INC.

                         NOTES TO FINANCIAL STATEMENTS

  ORGANIZATION:

     CITIZENS SOUTHERN BANK ("CITIZENS"), organized in 1994, is a local independent community bank principally owned by residents of Raleigh County, West Virginia. The Bank began operations on June 12, 1995, in a facility located on Citizens Drive, Beckley, Raleigh County, West Virginia. A branch location was opened during mid-December, 1998. The Bank provides a full range of commercial banking services to its customers.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF ACCOUNTING:

     The accounting and reporting policies of CITIZENS conform to generally accepted accounting principles within the banking industry. The following is a description of the more significant accounting and reporting policies.

  CASH AND CASH EQUIVALENTS:

     For the purpose of presentation in the statements of cash flow, CITIZENS has defined cash and cash equivalents to include cash and due from banks and federal funds sold.

  INVESTMENT SECURITIES:

     Management determines the appropriate classification of securities at the time of purchase. Debt securities that management has the positive intent and ability to hold to maturity are carried at amortized cost. Other debt securities to be held for indefinite periods of time are classified as available-for-sale and carried at estimated fair value. Unrealized holding gains and losses, net of deferred income taxes, on securities classified as available-for-sale are carried as a separate component of stockholders' equity entitled, "Accumulated Other Comprehensive (Loss) Income".

     Gains or losses on sales of securities are determined using the specific identification method and are reported separately in the statements of income.

  LOANS:

     Interest on loans is computed and credited to operations using methods which generally result in level rates of return on principal amounts outstanding.

     The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is removed from income, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in the process of collection.

     Loan origination fees and related loan origination costs are recognized as collected and incurred, respectively. Management feels the use of this method does not produce amounts that would be materially different than if the costs and fees were deferred and amortized over the life of the loan, in accordance with current accounting pronouncements.

                          CITIZENS SOUTHERN BANK, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     CITIZENS grants commercial, financial, real estate, and consumer loans to customers in southern West Virginia. Although CITIZENS has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is either directly or indirectly dependent upon the tourism, health care, and coal industries. Substantially, all loans outstanding are collateralized by cash equivalents, real estate, equipment, or personal consumer goods.

  ALLOWANCE FOR LOAN LOSSES:

     The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated losses based on an evaluation of the current loan portfolio, which is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. There are no loans in the portfolio categorized by management as impaired under SFAS No. 114.

  PREMISES AND EQUIPMENT:

     Premises and equipment are stated at cost less accumulated depreciation. CITIZENS is depreciating assets for book and tax purposes using the straight-line and double declining methods, respectively, over periods ranging from three to thirty-nine years.

  INCOME TAXES:

     CITIZENS utilizes an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if considered necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

  OTHER COMPREHENSIVE INCOME:

     Effective January 1, 1998, Citizens adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period, except those resulting from investments by and distributions to owners. Other comprehensive income is defined to be revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income.

  USE OF ESTIMATES:

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in

                          CITIZENS SOUTHERN BANK, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the financial statements and accompanying notes. Actual results could differ from those estimates. The allowance for loan losses is one of CITIZENS most significant estimates.

NOTE 2 -- INFORMATION WITH RESPECT TO FORM S-4 FILERS

     The accompanying Management Discussion and Analysis disclosure and discussion accompanying Citizens' financial statements for June 30, 2000 were prepared to facilitate certain disclosures to meet Securities and Exchange Commission filing requirements. Citizens is not a reporting entity to the Securities and Exchange Commission, and, therefore, the information provided herein is substantially less in scope than if Citizens had been a reporting entity. The quarterly financial and other information as would have been required, had Citizens been required to file Part I of Form 10-Q for the most recent quarter for which such a report would have been made, is included herein.

                                   APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                     AMONG

                       FIRST COMMUNITY BANCSHARES, INC.,

                          FIRST COMMUNITY BANK, N. A.

                                      AND

                          CITIZENS SOUTHERN BANK, INC.

                                  ARTICLE I
                                   GENERAL
1.1   Merger...........................................................   A-1
1.2   Issuance of Bancshares Common Stock..............................   A-1
1.3   Taking of Necessary Action.......................................   A-1
                                 ARTICLE II
                EFFECT OF MERGER ON COMMON STOCK OF CITIZENS
2.1   Conversion of Stock..............................................   A-1
2.2   Manner of Exchange...............................................   A-2
2.3   No Fractional Shares.............................................   A-2
                                 ARTICLE III
                       REPRESENTATIONS AND WARRANTIES
3.1   Representations and Warranties of Citizens.......................   A-2
      (a)  Organization, Standing and Power............................   A-2
      (b)  Capital Structure...........................................   A-3
      (c)  Authority...................................................   A-3
      (d)  Investments.................................................   A-3
      (e)  Financial Statements........................................   A-3
      (f)  Absence of Undisclosed Liabilities..........................   A-4
      (g)  Tax Matters.................................................   A-4
      (h)  Options, Warrants and Related Matters.......................   A-5
      (i)  Property; Leases............................................   A-5
      (j)  Additional Schedules Furnished to FCB.......................   A-5
      (k)  Agreements in Force and Effect..............................   A-6
      (l)  Legal Proceedings; Compliance with Laws.....................   A-6
      (m)  Employee Benefit Plans......................................   A-6
      (n)  Insurance...................................................   A-8
      (o)  Loan Portfolio..............................................   A-8
      (p)  Absence of Changes..........................................   A-8
      (q)  Brokers and Finders.........................................   A-8
      (r)  Reports.....................................................   A-9
      (s)  Environmental Matters.......................................   A-9
      (t)  Community Reinvestment Act..................................  A-10
      (u)  Disclosure..................................................  A-10
3.2   Representations and Warranties of FCB and Bancshares.............  A-10
      (a)  Organization, Standing and Power............................  A-10
      (b)  Capital Structure...........................................  A-10
      (c)  Authority...................................................  A-10
      (d)  Financial Statements........................................  A-11
      (e)  Absence of Undisclosed Liabilities..........................  A-11
      (f)  Absence of Changes..........................................  A-11
      (g)  Brokers and Finders.........................................  A-11
      (h)  Reports.....................................................  A-11
      (i)  Tax Matters.................................................  A-12
      (j)  Property; Leases............................................  A-12
      (k)  Legal Proceedings; Compliance with Laws.....................  A-12
      (l)  Employee Benefit Plans......................................  A-12
      (m)  Loan Portfolio..............................................  A-13
      (n)  Environmental Matters.......................................  A-13
      (o)  Community Reinvestment Act..................................  A-13
      (p)  Disclosure..................................................  A-13

                                 ARTICLE IV
                CONDUCT PRIOR TO THE EFFECTIVE TIME OF MERGER
4.1   Access to Records and Properties of FCB and Citizens.............  A-13
4.2   Registration Statement; Proxy Statement; Shareholder Approval....  A-14
4.3   Operation of the Business of Citizens............................  A-14
4.4   No Solicitation..................................................  A-15
4.5   Regulatory Filings...............................................  A-15
4.6   Tax Opinion......................................................  A-16
4.7   Public Announcements.............................................  A-16
4.8   Transactions in Bancshares Common Stock..........................  A-16
4.9   Agreement as to Efforts to Consummate............................  A-16
4.10  Adverse Changes in Condition.....................................  A-16
4.11  Updating of Schedules............................................  A-16
                                  ARTICLE V
                            CONDITIONS OF MERGER
5.1   Conditions to Obligations of FCB.................................  A-16
      (a)  Representations and Warranties; Performance of Obligations;
             No Adverse Change.........................................  A-16
      (b)  Authorization of Merger.....................................  A-17
      (c)  Opinion of Counsel..........................................  A-17
      (d)  Registration Statement......................................  A-18
      (e)  Tax Opinion.................................................  A-18
      (f)  Regulatory Approvals........................................  A-18
      (g)  Affiliate Letters...........................................  A-19
      (h)  Acceptance by Bancshares Counsel............................  A-19
      (i)  Disclosure Schedules........................................  A-19
5.2   Conditions to Obligations of Citizens............................  A-19
      (a)  Representations and Warranties; Performance of Obligations;
             No Adverse Change.........................................  A-19
      (b)  Authorization of Merger.....................................  A-19
      (c)  Opinion of Counsel..........................................  A-19
      (d)  Registration Statement......................................  A-21
      (e)  Regulatory Approvals........................................  A-21
      (f)  Tax Opinion.................................................  A-21
      (g)  Acceptance by Citizens' Counsel.............................  A-21
      (h)  Fairness Opinion............................................  A-21
                                 ARTICLE VI
                 CLOSING DATE; EFFECTIVE TIME OF THE MERGER
6.1   Closing Date.....................................................  A-21
6.2   Filings at Closing...............................................  A-21
6.3   Effective Time...................................................  A-22
                                 ARTICLE VII
                  TERMINATION; SURVIVAL OF REPRESENTATIONS
               WARRANTIES AND COVENANTS; WAIVER AND AMENDMENT
7.1   Termination......................................................  A-22
7.2   Effect of Termination............................................  A-22
7.3   Survival of Representations, Warranties and Covenants............  A-23
7.4   Waiver and Amendment.............................................  A-23

                                                         ARTICLE VIII
                                                     ADDITIONAL COVENANTS
8.1        Registration Statement..................................................................................       A-23
8.2        Employee Benefits.......................................................................................       A-23
8.3        Protection of Directors and Officers....................................................................       A-23
                                                          ARTICLE IX
                                                        MISCELLANEOUS
9.1        Expenses................................................................................................       A-24
9.2        Entire Agreement........................................................................................       A-24
9.3        Descriptive Headings; Recitals..........................................................................       A-24
9.4        Notices.................................................................................................       A-24
9.5        Counterparts............................................................................................       A-25
9.6        Governing Law...........................................................................................       A-25
Consent of Directors...............................................................................................       A-26
Exhibit A -- Plan of Merger........................................................................................       A-27

SCHEDULE                         DESCRIPTION                         SECTION IN AGREEMENT
--------                         -----------                         --------------------
   A      Citizens' Articles of Incorporation                        3.1(a)(A)
   B      Citizens' Bylaws                                           3.1(a)(B)
   C      Securities Owned by Citizens                               3.1(d)
   D      Citizens' Conflicts, Breaches or Defaults                  3.1(c)
   E      Citizens' Financial Statements                             3.1(e)
   F      Citizens' Tax Matters                                      3.1(g)
   G      Salary Rates and Citizens' Common Stock Owned by           3.1(j)(i), 3.1(b)
          Employees and Directors of Bank; Owners of 5% of
          Citizens' Common Stock
   H      Notes, Bonds, Mortgages, Indentures, Licenses, Lease       3.1(j)(ii),
          Agreements and Other Contracts of Citizens                 5.1(c)(v),
                                                                     5.1(c)(vii)
   I      Employment Contracts and Related Matters of Citizens       3.1(m)(i),
                                                                     3.1(j)(iii),
                                                                     3.1(m)(vii),
                                                                     3.1(m)(viii)
   J      Real Estate Owned or Leased by Citizens                    3.1(i), 3.1(j)(iv)
   K      Citizens' Directors and 10% Shareholders                   5.1(g)
   L      Citizens' Legal Proceedings                                3.1(l)
   M      Citizens' Insurance                                        3.1(n)
   N      Citizens' Loans                                            3.1(o)
   O      Citizens' Material Adverse Changes                         3.1(p)
   P      Citizens' Environmental Matters                            3.1(s)
   Q      Bancshares Tax Matters                                     3.2(i)

                                 JUNE 27, 2000

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") made and entered into as of the 27th day of June, 2000 by and among First Community Bancshares, Inc., a Nevada corporation ("Bancshares"), First Community Bank, N. A., a national association ("FCB"), and Citizens Southern Bank, Inc., a banking corporation incorporated under the laws of West Virginia ("Citizens"), recites and provides:

     A. The Boards of Directors of Bancshares, FCB and Citizens deem it advisable to merge Citizens into FCB pursuant to this Agreement and the Plan of Merger attached as Exhibit A (the "Plan of Merger") whereby the holders of shares of common stock of Citizens ("Citizens Common Stock") will receive common stock of First Community Bancshares, Inc. ("Bancshares Common Stock") in exchange therefor.

     B. To effectuate the foregoing, the parties desire to adopt a plan of reorganization in accordance with the provisions of Section 368(a) of the United States Internal Revenue Code, as amended (the "Code").

     NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions and promises herein contained, FCB and Citizens adopt this Agreement whereby at the "Effective Time of the Merger" (as defined in Article VI hereof) Citizens shall be merged into FCB in accordance with the Plan of Merger. The outstanding shares of Citizens Common Stock shall be exchanged for shares of Bancshares Common Stock on the basis, terms and conditions contained herein and in the Plan of Merger. In connection therewith, the parties hereto agree as follows:

                                   ARTICLE I

                                    GENERAL

     1.1 Merger. Subject to the provisions of this Agreement, at the Effective Time of the Merger, Citizens shall be merged with and into FCB and the separate existence of Citizens shall cease. FCB shall continue to conduct all of the business of Citizens.

     1.2 Issuance of Bancshares Common Stock. At the Effective Time of the Merger, Bancshares will issue shares of its Common Stock of the same class and standing as is presently issued and outstanding to the extent set forth in, and in accordance with, the terms of this Agreement and the Plan of Merger.

     1.3 Taking of Necessary Action. Prior to and after the Effective Time of the Merger (as defined in Article VI hereof), subject to the provisions of this Agreement, FCB, Bancshares, and Citizens, respectively, each shall take all such action as may be necessary or appropriate to effect the Merger.

                                   ARTICLE II

                  EFFECT OF MERGER ON COMMON STOCK OF CITIZENS

     2.1  Conversion of Stock. At the Effective Time of the Merger.

          (a) Each share of Citizens Common Stock which is issued and outstanding at the Effective Time of the Merger shall, and without any action by the holder thereof, be converted into the right to receive a number of shares of Bancshares Common Stock equal to 1.74 shares for each share of Citizens, for a total of 435,000 shares of Bancshares common stock to be exchanged for 100% of Citizens common stock outstanding. All such shares of Bancshares Common Stock shall be validly issued, fully paid and nonassessable.

          (b) In the event that Bancshares changes the number of shares of Bancshares Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the exchange ratio provided for in Section 2.1(a) shall be proportionately adjusted.

     2.2 Manner of Exchange. (a) After the Effective Time of the Merger, each holder of a certificate theretofore evidencing outstanding shares of Citizens Common Stock, upon surrender of such certificate to the Trust & Financial Services Division of First Community Bank, N. A., which shall act as exchange agent, accompanied by a Letter of Transmittal, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Bancshares Common Stock for which shares of Citizens Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided in this Article II. Until so surrendered, each outstanding Citizens certificate which, prior to the Effective Time of the Merger, represented Citizens Common Stock will be deemed to evidence the right to receive the number of shares of Bancshares Common Stock into which the shares of Citizens Common Stock represented thereby have been converted.

          (b) Until such outstanding certificates formerly representing Citizens Common Stock are surrendered, no dividend payable to holders of record of Bancshares Common Stock for any period as of any date subsequent to the Effective Time of the Merger shall be paid to the holder of such outstanding certificates in respect thereof. After the Effective Time of the Merger, there shall be no further registry of transfers on the records of Citizens of shares of Citizens Common Stock. Upon surrender of certificates of Citizens Common Stock in exchange for Bancshares Common Stock, there shall be paid to the record holder of the certificates of Bancshares Common Stock issued in exchange therefor (i) the amount of dividends theretofore paid with respect to such full shares of Bancshares Common Stock as of any date subsequent to the Effective Time of the Merger which have not yet been paid to a public official pursuant to abandoned property laws; and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender. No interest shall be payable with respect to such dividends upon surrender of outstanding certificates.

     2.3 No Fractional Shares. No certificates or scrip for fractional shares of Bancshares Common Stock will be issued. In lieu thereof, Bancshares will pay the value of such fractional shares in cash in an amount equal to such fraction of a share multiplied by the average of the bid and ask price of Bancshares Common Stock at the Effective Date.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of Citizens. Citizens represents and warrants to FCB and Bancshares as follows:

          (a) Organization, Standing and Power. Citizens is a corporation duly organized, validly existing and in good standing under the laws of West Virginia and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and, subject to the approval of the Plan of Merger by the shareholders of Citizens as contemplated by Section 4.2, to perform this Agreement to effect the transactions contemplated hereby. Citizens has delivered to FCB complete and correct copies of (A) the Articles of Incorporation of Citizens and all amendments thereto to the date hereof; and (B) the Bylaws of Citizens as amended to the date hereof, which are attached hereto as Schedule A and Schedule B, respectively. Citizens' deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation to the maximum extent permitted by law.

          (b) Capital Structure. The authorized capital stock of Citizens consists of 499,999 shares of common stock, par value $10.00 per share, of which 250,000 shares are issued and outstanding. As of the Effective Time of the Merger, the issued and outstanding shares of Citizens Common Stock will be validly issued, fully paid and nonassessable, except as provided in
     W. Va. Code sec. 31A-4-12. Except as disclosed on Schedule G, Citizens knows of no person who beneficially owns 5% or more of the outstanding Citizens Common Stock.

          (c) Authority. Subject to the approval of the Plan of Merger by the shareholders of Citizens as contemplated by Section 4.2 hereof, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Merger have been duly and validly authorized by all necessary action on the part of Citizens, and this Agreement is a valid and binding obligation of Citizens, enforceable in accordance with its terms. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and by the Plan of Merger and compliance by Citizens with any of the provisions hereof will not, except as noted on Schedule D, (i) conflict with or result in a breach of any provision of its respective Articles of Incorporation or Bylaws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which Citizens is a party, by which any of its properties or assets may be bound (except for such conflict, breach or default, as to which requisite waivers or consent shall have been obtained by Citizens prior to the Effective Time of the Merger or the obtaining of which shall have been waived by FCB); or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Citizens or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state corporate, securities and banking laws, and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the West Virginia Division of Banking, is required to be obtained by Citizens in connection with the execution and delivery by Citizens of this Agreement or the consummation by Citizens of the transactions contemplated hereby or by the Plan of Merger.

          (d) Investments. All securities owned by Citizens of record and beneficially are free and clear of all mortgages, liens, pledges, encumbrances or any other restriction, whether contractual or statutory, which would materially impair the ability of Citizens freely to dispose of any such security at any time, except as noted on Schedule C. Any securities owned of record by Citizens in an amount equal to 5% or more of the issued and outstanding voting securities of the issuer thereof have been noted on Schedule C. To the knowledge of Citizens, there are no voting trusts or other agreements or undertakings with respect to the voting of such securities. With respect to all repurchase agreements to which Citizens is a party, Citizens has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equaled or exceeded the amount of the debt secured by such collateral under such agreement as of the date of this Agreement, except as noted on Schedule C.

          (e) Financial Statements. Schedule E contains copies of the following financial statements of Citizens (the "Citizens Financial Statements"):

             (i) balance sheets of Citizens as of December 31, 1999 and 1998 and as of March 31, 2000.

             (ii) statements of income of Citizens for each of the three years ended December 31, 1999, 1998, and 1997 and the three month periods ended March 31, 2000 and 1999; and

             (iii) statements of changes in stockholders' equity of Citizens for each of the three years ended December 31, 1999, 1998 and 1997 and the three-month periods ended March 31, 2000 and 1999.

     Such financial statements and the notes thereto (except for interim statements) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated. Each of such statements of financial condition, together with the notes thereto, presents fairly as of its date, the financial condition and assets and liabilities of Citizens. Such statements of operations and statements of stockholders' equity, together with the notes thereto, present fairly the results of operations of Citizens for the periods indicated.

     Subject to the limitations imposed by federal and state laws, and except as disclosed in the Citizens Financial Statements, there are no restrictions precluding Citizens from paying dividends when, as, and if declared by their Board of Directors.

          (f) Absence of Undisclosed Liabilities. At December 31, 1999 and March 31, 2000, Citizens had no obligations or liabilities (contingent or otherwise) of any nature which were not reflected in the Citizens Financial Statements as of such date, or disclosed in the notes thereto, except for those which in the aggregate are immaterial or disclosed in Schedules specifically referred to herein.

          (g) Tax Matters. Citizens has filed or caused to be filed or (in the case of returns or reports not yet due) will file all tax returns and reports required to have been filed by or for it before the Effective Time of the Merger, and all information set forth in such returns or reports is or (in the case of such returns or reports not yet due) will be accurate and complete in all material respects. Citizens has paid or made adequate provision in all material respects for or (with respect to returns or reports not yet filed) before the Effective Time of the Merger will pay or make adequate provision for all taxes, additions to tax, penalties, and interest for all periods covered by those returns or reports. Except as disclosed on Schedule F, there are, and at the Effective Time of the Merger will be, no unpaid taxes, additions to tax, penalties, or interest due and payable by Citizens or by any other person that are or could become a lien on any asset or otherwise materially adversely affect the business, property or financial condition of Citizens. Citizens has collected or withheld, or will collect or withhold before the Effective Time of the Merger, all amounts required to be collected or withheld by it for any taxes, and all such amounts have been, or before the Effective Time of the Merger will have been, paid to the appropriate governmental agencies or set aside in appropriate accounts for future payment when due. Citizens is in material compliance with, and its records contain all applicable information and documents (including, without limitation, properly completed IRS Forms W-9) necessary to comply in all material respects with all information reporting and tax withholding requirements under federal, state, and local laws, rules, and regulations, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code. The balance sheets contained in Citizens Financial Statements fully and properly reflect, as of the dates thereof, the aggregate liabilities of Citizens for all accrued taxes, additions to tax, penalties and interest in all material respects. For periods ending after March 31, 2000, the books and records of Citizens fully and properly reflect its liability for all accrued taxes, additions to tax, penalties and interest. Except as disclosed in Schedule F, Citizens has not granted (nor is it subject to) any waiver of the period of limitations for the assessment of tax for any currently open taxable period, no tax return or report of Citizens is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against or with respect to it by any taxing authority. Citizens has not made or entered into, or holds any asset subject to, a consent filed pursuant to former Section 341(f) of the Code and the regulations thereunder or a "safe harbor lease" subject to former Section 168(f)(8) of the Code and the regulations thereunder. Schedule F describes all tax elections, consents and agreements affecting Citizens. To the knowledge of Citizens, no Citizens shareholder is a "foreign person" for purposes of Section 1445 of the Code.

          (h) Options, Warrants and Related Matters. There are no outstanding unexercised options, warrants, calls, commitments or agreements of any character to which Citizens is a party or by which is bound, calling for the issuance of securities of Citizens or any security representing the right to purchase or otherwise receive any such security.

          (i) Property; Leases. Citizens owns (or enjoys use of under capital leases) all property reflected on the Citizens' Financial Statements as of March 31, 2000 (except personal property sold or otherwise disposed of in the ordinary course of business). All property shown as being owned is owned free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever. Liens for current taxes not yet due and payable, any unfiled mechanics' liens and such encumbrances and imperfections of title, if any, are not substantial in character or amount nor will otherwise materially impair business operations.

     Any leases relating to leased property are valid and subsisting and there does not exist with respect to Citizens' obligations thereunder any material default or event or condition which, after notice or lapse of time or both, would constitute a material default thereunder. There is no condemnation proceeding pending or, to the knowledge of Citizens, threatened which would preclude or impair the use of any property as presently being used in the conduct of the business of Citizens. All leases are reflected in Schedule J.

     All property and assets material to the business or operations of Citizens are in an operating condition and state of repair that is fit for their current intended purpose and such property and assets are adequate for the business and operations of Citizens as currently conducted.

     No notice of violation of zoning laws, building or fire codes or other statutes, ordinances or regulations relating to the operations of Citizens has been received by Citizens.

          (j) Additional Schedules Furnished to FCB. In addition to any Schedules furnished to FCB pursuant to other provisions of this Agreement, Citizens has previously furnished to FCB the following Schedules which are correct and complete as of the date hereof:

             (i) Employees. Schedule G lists (A) name of, current annual salary rates for, and the number of shares of Citizens Common Stock owned beneficially by, all present employees of Citizens; and (B) the number of shares of Citizens Common Stock owned beneficially by each director of Citizens.

             (ii) Certain Contracts. Schedule H lists all notes, bonds, mortgages, indentures, licenses, lease agreements and other contracts and obligations to which Citizens is a party, except for those entered into by Citizens in the ordinary course of their respective businesses consistent with their prior practices and that do not involve an amount greater than $10,000.

             (iii) Employment Contracts and Related Matters. Except in all cases as set forth in Schedule I, Citizens is not a party to (A) any employment contract not terminable at the option of Citizens without liability; (B) any retirement, stock option, profit sharing or pension plan or thrift plan or agreement or employee benefit plan (as defined in Section 3 of the Employee

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

        Retirement Income Security Act of 1974); (c) any management or consulting agreement not terminable at the option of Citizens without liability; or (D) any union or labor agreement.

             (iv) Real Estate. Schedule J describes all interests in real property owned, leased or otherwise claimed by Citizens, including "other real estate owned."

          (k) Agreements in Force and Effect. All material contracts, agreements, plans, leases, policies and licenses referred to in any Schedule of Citizens referred to herein are valid and in full force and effect, and Citizens has not breached any material provision of, nor is in default in any material respect under the terms of, any such contract, agreement, lease, policy or license.

          (l) Legal Proceedings; Compliance with Laws. Except as set forth in Schedule L, there is no legal, administrative, arbitration or other proceeding or governmental investigation pending (including any legal, administrative, arbitration or other proceeding or governmental investigation pending involving a violation of federal antitrust laws), or, to the knowledge of Citizens' management, threatened or probable of assertion, which might result in money damages payable by Citizens in excess of insurance coverage, which might result in a permanent injunction against Citizens, which might result in a change in the zoning or building ordinances materially affecting the property or leasehold interests of Citizens, or which otherwise, either individually or in the aggregate, is likely to have a material adverse affect on the financial condition of Citizens. Except as set forth in Schedule L, Citizens has complied in all material respects with any laws, ordinances, requirements, regulations or orders applicable to its respective business (including environmental laws, ordinances, requirements, regulations or orders). Citizens has all licenses, permits, orders or approvals of any federal, state, local or foreign governmental or regulatory body (collectively, "Permits") that are material to or necessary for the conduct of the business of Citizens; the Permits are in full force and effect; no violations are or have been recorded in respect of any Permits, nor has Citizens received notice of any such violation; and no proceeding is pending or, to the knowledge of Citizens, threatened or probable of assertion to revise, revoke or limit any Permit. Except as set forth in Schedule L, Citizens is not a party to any currently effective agreements or written understandings with the Federal Reserve Board, the FDIC, the Division or any other regulatory authority, except for a Memorandum of Understanding issued by the FDIC dated March 1, 2000. Citizens and its directors represent and certify in Schedule L that such Memorandum of Understanding will be of no force with respect to Bancshares or FCB following the merger in accordance with correspondence between representatives of Citizens and the FDIC. Citizens is not subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected to materially adversely affect, the condition (financial or otherwise) or business of Citizens or the ability to fulfill the respective obligations pursuant to this Agreement.

          (m) Employee Benefit Plans.

             (i) Schedule I includes a correct and complete list of, and FCB has been furnished a true and correct copy of, (A) all qualified pension and profit-sharing plans, all deferred compensation, consultant, severance, thrift, option, bonus and group insurance contracts and all other incentive, welfare and employee benefit plans, trust, annuity or other funding agreements, and all other agreements that are presently in effect, or have been approved prior to the date hereof, for the benefit of employees or former employees of Citizens, or the dependents or beneficiaries of any employee or former employee of Citizens, whether or not subject to ERISA (the "Employee Plans"); (B) the most recent actuarial and financial reports prepared or required to be prepared with respect to any Employee Plan; and (C) the most recent annual reports filed with any governmental agency, the most recent favorable determination letter issued by the Internal Revenue Service, and any open requests for rulings or determination letters, that pertain to any such qualified Employee Plan. Schedule I identifies each Employee Plan that is intended to be qualified under
        Section 401(a) of the Code. With respect to each Employee Plan so identified and except as set forth in Schedule I, the IRS has issued favorable determination letters to such plans to the effect that the forms of such plans (or predecessor plans) satisfy the requirements of Code Section 401(a) and for all years subsequent to the establishment of the plans and up to the Effective Time of the Merger, and with respect to which Citizens' tax returns and the plans' returns on Form 5500 are open to audit, to Citizens' knowledge the plans have satisfied, in form and operation, the qualification requirements of Section 401(a) of the Code, and no action that has been taken or not taken with respect to the plans subsequent to such date has had or is reasonably expected to have any adverse impact on the continued qualification of the plans through the Effective Time of the Merger. The IRS has not revoked any letter of determination or opinion letter to which reference is made above, nor has the IRS threatened any such revocation.

             (ii) Neither Citizens nor any employee pension benefit plan (as defined in Section 3(2) of ERISA Ia "Pension Plan"J) maintained or previously maintained by it, has incurred any material liability to the Pension Benefit Guaranty Corporation ("PBGC") or to the Internal Revenue Service with respect to any Pension Plan. There is not currently pending with the PBGC any filing with respect to any reportable event under
        Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made.

             (iii) Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the Closing Date under the terms of each Employee Plan. No accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any Pension Plan (including any Pension Plan previously maintained by Citizens). There is no "unfunded current liability" (as defined in
        Section 412 of the Code) with respect to any Pension Plan.

             (iv) No Employee Plan is a "multi-employer plan" (as defined in
        Section 3(37) of ERISA). Citizens has not participated in or agreed to participate in, a multi-employer plan (as defined in Section 3(37) of ERISA).

             (v) All Employee Plans that are "employee benefit plans," as defined in Section 3(3) of ERISA, that are maintained by or were previously maintained by Citizens comply and have been administered in compliance in all material respects with ERISA and all other legal requirements, including the terms of such plans, collective bargaining agreements and securities laws. Citizens has no material liability under any such plans that are not reflected in Citizens Financial Statements.

             (vi) No prohibited transaction has occurred with respect to any Employee Plan that is an "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by Citizens or any "employee benefit plan" previously maintained by Citizens that would result, directly or indirectly, in material liability under ERISA or in the imposition of a material excise tax under Section 4975 of the Code.

             (vii) Schedule I identifies each Employee Plan that is an "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and which is funded. The funding under each such plan does not exceed the limitations under Section 419A(b) or 419A(c) of the Code. Citizens is not subject to taxation on the income of any such plan or any such plan previously maintained by Citizens.

             (viii) Schedule I identifies the funding (including any individual accounting) for all post-retirement medical or life insurance benefits for the employees of Citizens. Schedule I also discloses the funded status of these Employee Plans.

          (n) Insurance. All policies or binders of fire, liability, product liability, workmen's compensation, vehicular and other insurance held by or on behalf of Citizens are described on Schedule M and are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by Citizens. Citizens is not in default with respect to any provision contained in any such policy or binder and has not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. Citizens has not received notice of cancellation or non-renewal of any such policy or binder. Citizens has no knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance. Citizens has no knowledge of any state of facts or of the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. Citizens has not received notice from any of its respective insurance carriers that any insurance premiums will be materially increased in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

          (o) Loan Portfolio. Each loan outstanding on the books of Citizens is reflected correctly in all material respects by the loan documentation, was made in the ordinary course of business, was not known to be uncollectible at the time it was made, and was made in accordance with Citizens' standard loan policies in effect at the time the loans were made. The records of Citizens regarding all loans outstanding on its books are accurate in all material respects. The reserves for possible loan losses on the outstanding loans of Citizens and the reserves for other real estate owned by Citizens as reflected in the Citizens Financial Statements, have been established in accordance with generally accepted accounting principles and with the requirements of the Division and the Federal Deposit Insurance Corporation, and in the best judgment of the management of Citizens, are adequate to absorb all material known and anticipated loan losses in the loan portfolio of Citizens, and any losses associated with other real estate owned or held by Citizens. Except as identified in Schedule N, no loan with a principal balance in excess of $50,000 has been classified as of the date hereof by Citizens or regulatory examiners as "Other Loans Specifically Mentioned," "Substandard," "Doubtful" or "Loss." Except as identified in Schedule N, each loan reflected as an asset on Citizens' balance sheets is, to the knowledge of Citizens, the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditor's rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful would have a material adverse effect on the financial condition, results of operations or business of Citizens.

          (p) Absence of Changes. Except as set forth in Schedule O, since December 31, 1999, there has not been any material adverse change in the condition (financial or otherwise), of aggregate assets or liabilities, or in the earnings or business of Citizens. Since such date the business of Citizens has been conducted only in the ordinary course.

          (q) Brokers and Finders. Citizens has employed the firm of Baxter Fentriss and Company, Richmond, Virginia, ("Financial Advisor") as broker on this transaction under Agreement dated January 10, 2000, which provides for payment of an advisory fee of $7,500 and a success fee of 1.25% of the aggregate consideration in any transaction (less the $7,500 advisory fee).

          (r) Reports. For the past five years, Citizens has filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the FDIC; (ii) the Division; and (iii) any other governmental or regulatory authority or agency having jurisdiction over its operations. None of such reports or statements, or any amendments thereto, contains any statement which, at the time and in the light of the circumstances under which it was made, was false or misleading with respect to any material fact necessary in order to make the statements contained therein not false or misleading.

          (s) Environmental Matters. For purposes of this subsection, the following terms shall have the indicated meaning:

     "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, producing, release or disposal of Hazardous Substances. The term "Environmental Law" includes without limitation (I) the Comprehensive Environmental Response, Compensation and Liability Act, as amended 42 U.S.C. sec. 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. sec. 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. sec. 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. sec. 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. sec. 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. sec. 1101, et seq; the Safe Drinking Water Act, 42 U.S.C. sec. 300f, et seq; and all comparable state and local laws; and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

     "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or by-product thereof, asbestos, radioactive material, and polychlorinated biphenyls.

     "Loan Portfolio Properties and Other Properties Owned" means those properties owned or operated by Citizens, including those properties serving as collateral for any loans made by Citizens.

     To the knowledge of Citizens, except as set forth in Schedule P,

             (i) Citizens has not been and is not currently in violation of or liable in any material respect under any Environmental Law;

             (ii) none of the Loan Portfolio Properties and Other Properties Owned has been or is in violation of or liable in any material respect under any Environmental Law; and

             (iii) there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except for such violations and liabilities, and actions, suits, demands, notices, claims, investigations or proceedings, which would not individually or in the aggregate have a material adverse effect on the financial condition, results of operations or business of Citizens.

          (t) Community Reinvestment Act. Citizens has no reason to believe that the transactions contemplated by this Agreement will not be approved by all required regulatory authorities for reasons related to compliance by Citizens with the Community Reinvestment Act of 1977 (12 U.S.C. sec. 2901, et seq) ("CRA"). Citizens received at least a "satisfactory" CRA rating as of its last CRA examination and has no reason to believe that its CRA rating will be downgraded on or before the Closing Date.

          (u) Disclosure. Except to the extent of any subsequent correction or supplement with respect thereto furnished prior to the date hereof, all written statements, certificates, schedules, lists and other written information furnished by or on behalf of Citizens at any time to FCB in connection with this Agreement are true and correct in all material respects. Each document delivered or to be delivered by Citizens to FCB is or will be a true and complete copy of such document, unmodified except by another document delivered by Citizens.

     3.2 Representations and Warranties of FCB and Bancshares. FCB and Bancshares, to the extent applicable, represent and warrant to Citizens as follows:

          (a) Organization, Standing and Power. (i) Bancshares is a corporation duly organized, validly existing and in good standing under the laws of Nevada and has all requisite corporate power and authority to own, lease and operate its properties, to effect the Merger and to carry on its business as now being conducted. Bancshares has delivered to Citizens complete and correct copies of (A) the Articles of Incorporation of Bancshares and all amendments thereto to the date hereof, and (B) the Bylaws of Bancshares as amended to the date hereof.

             (ii) FCB is a national association duly organized, validly existing and in good standing under the laws of the United States of America and has all requisite corporate authority to own, lease and operate its properties, to effect the Merger and to carry on its business as now being conducted. FCB has delivered to Citizens complete and correct copies of (A) the Articles of Association of FCB and all amendments thereto to the date hereof, and (B) the Bylaws of FCB as amended to the date hereof.

          (b) Capital Structure. As of March 31, 2000, the authorized capital stock of Bancshares consisted of 10,000,000 shares of common stock, par value $1.00 per share, of which 8,991,586 shares of common stock were issued, with 8,726,836 such shares outstanding and 264,750 such shares held in treasury. All of such issued and outstanding shares of common stock were validly issued, fully paid and nonassessable at such date and all of such shares issued since March 31, 2000, were issued in all material respects in compliance with the Securities Act of 1933, as amended.

     Bancshares owns all of the issued and outstanding common stock of FCB free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever.

          (c) Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of FCB and Bancshares, and this Agreement is a valid and binding obligation of FCB and Bancshares, the consummation of the transactions contemplated hereby and compliance by FCB and Bancshares with any of the provisions hereof will not
     (i) conflict with or result in a breach of any provision of FCB's or Bancshares' respective Articles of Association or Incorporation, or either of their respective Bylaws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or to which FCB or Bancshares is a party, or by which either of them or any of their properties or assets may be bound; or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to FCB or Bancshares or any of their properties or assets. No consent or approval by any government authority, other than compliance with applicable federal and state corporate, securities and banking laws, and regulations of the Office of the Comptroller of the Currency and the Federal Reserve Board, is required in connection with the execution and delivery by FCB or Bancshares of this Agreement or the consummation by FCB and Bancshares of the Merger, or the Plan of Merger.

          (d) Financial Statements. Bancshares has delivered to Citizens copies of the following financial statements of Bancshares (the "Bancshares Financial Statements"):

             (i) Consolidated Balance Sheets as of December 31, 1999 and 1998 and as of March 31, 2000;

             (ii) Consolidated Statements of Income of Bancshares for each of the three years ended December 31, 1999, 1998, and 1997 and the three months ended March 31, 2000 and 1999;

             (iii) Consolidated Statements of Changes in Stockholders' Equity of Bancshares for each of the three years ended December 31, 1999, 1998 and 1997.

             (iv) Consolidated Statements of Cash Flows of Bancshares for each of the three years ended December 31, 1999, 1998 and 1997.

     Such consolidated financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated. Each of such consolidated balance sheets, together with the notes thereto, presents fairly as of its date the financial condition and assets and liabilities of Bancshares. The consolidated statements of income, statements of changes in stockholders' equity and statements of cash flows, together with the notes thereto, present fairly the results of operations of Bancshares and its consolidated subsidiary for the periods indicated.

          (e) Absence of Undisclosed Liabilities. At December 31, 1999 and March 31, 2000, Bancshares and its consolidated subsidiaries had no material liabilities of any nature which were not reflected on the Bancshares Financial Statements or disclosed in the notes thereto at such date, except for those which individually or in the aggregate are immaterial.

          (f) Absence of Changes. Since December 31, 1999, there has not been any material adverse change in the condition (financial or otherwise), of aggregate assets or liabilities, or in the earnings or business of Bancshares as reflected on its consolidated financial statements as of such date and for the year then ended.

          (g) Brokers and Finders. Neither FCB or Bancshares nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Merger.

          (h) Reports. Since its date of organization, Bancshares has filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the SEC; (ii) the Federal Reserve Board; (iii) the FDIC; (iv) the Division; and (v) any other governmental or regulatory authority or agency having jurisdiction over their operations. Each of such reports and documents, including the financial statements, exhibits and schedules thereto, which was filed with the SEC was in form and substance in compliance with the 1933 Act or the 1934 Act, as the case may be. No such report or statement, or any amendments thereto, contains any statement which, at the time and in the light of the circumstances under which it was made, was false or misleading with respect to any material fact necessary in order to make the statements contained therein not false or misleading.

          (i) Tax Matters. Bancshares has filed or caused to be filed or (in the case of returns of reports not yet due) will file all tax returns and reports required to have been filed by or for it before the Effective Time of the Merger, and all information set forth in such returns or reports is or (in the case of such returns or reports not yet due) will be accurate and complete in all material respects. Bancshares has paid or made adequate provision in all material respects for or (with respect to returns or reports not yet filed) before the Effective Time of the Merger will pay or make adequate provision for all taxes, additions to tax, penalties, and interest for all periods covered by those returns or reports. Except as disclosed in Schedule Q, at the Effective Time of the Merger there will be no unpaid taxes, additions to tax, penalties, or interest due and payable by Bancshares or by any other person that are or could become a lien on any asset or otherwise adversely affect the business, property or financial condition of Bancshares. The consolidated balance sheets of Bancshares fully and properly reflect, as of the dates thereof, the aggregate liabilities for all accrued taxes, additions to tax, penalties and interest in all material respects. Except as disclosed in Schedule Q, no tax return or report of Bancshares is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against Bancshares by any taxing authority.

          (j) Property; Leases. Bancshares owns (or enjoys use of under capital leases) all property reflected on its financial statements as of December 31, 1999 (except property sold or otherwise disposed of in the ordinary course of business). All property shown as being owned is owned free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except those referred to in the notes to the financial statements. Liens for current taxes not yet due and payable, any unfiled mechanics' liens and such encumbrances and imperfections of title, if any, are not substantial in character or amount nor will otherwise materially impair business operations.

          (k) Legal Proceedings; Compliance with Laws. There is no legal, administrative, arbitration or other proceeding or governmental investigation pending (including any legal, administrative, arbitration or other proceeding or governmental investigation pending involving a violation of the federal antitrust laws), or, to the knowledge of Bancshares, threatened or probable of assertion, which might result in money damages payable by Bancshares in excess of insurance coverage, which might result in a permanent injunction against Bancshares, which might result in a change in the zoning or building ordinances materially affecting the property or leasehold interests of Bancshares, or which otherwise, either individually or in the aggregate, is likely to have a material adverse affect on the financial condition of Bancshares. Bancshares has complied in all material respects with any laws, ordinances, requirements, regulations or orders applicable to its respective business (including environmental laws, ordinances, requirements, regulations or orders). Bancshares has all licenses, permits, orders or approvals of any federal, state, local or foreign governmental or regulatory body that are material to or necessary for the conduct of its business. All of such Permits are in full force and effect; no violations are or have been recorded in respect of any Permits. Bancshares has not entered into any agreements or written understandings with the Federal Reserve Board, the FDIC, or any other regulatory authority. Bancshares is not subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected to materially adversely affect, the condition (financial or otherwise) or business of Bancshares or its ability to fulfill the respective obligations pursuant to this Agreement.

          (l) Employee Benefit Plans. Neither Bancshares nor any employee pension benefit plan (as defined in Section 3(2) of ERISA) maintained or previously maintained by it, has incurred any material liability to the PBGC or to the Internal Revenue Service. There is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made. Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the Closing Date under the terms of each Employee Plan, ERISA or a collective bargaining agreement of Bancshares. No accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any Pension Plan of Bancshares. There is no "unfunded current liability" (as defined in Section 412 of the Code) with respect to any Pension Plan of Bancshares.

          (m) Loan Portfolio. Each loan outstanding on the books of Bancshares or any Bancshares subsidiaries is reflected correctly in all material respects by the loan documentation, was made in the ordinary course of business, was not known to be uncollectible at the time it was made, and was made in accordance with standard loan policies in effect at the time the loans were made. The reserves for possible loan losses on such loans and the reserves for other real estate owned by Bancshares or any Bancshares subsidiary have been established in accordance with generally accepted accounting principles and with the requirements of the FDIC, or any other regulatory authority and, in the best judgment of the management of Bancshares, are adequate to absorb all material known and anticipated loan losses in the loan portfolio of Bancshares, and any losses associated with other real estate owned or held by Bancshares and its subsidiary.

          (n) Environmental Matters. There are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability under any Environmental Law (as defined in Section (s)(iii) of Article III) including, without limitation, any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except for such violations and liabilities, and actions, suits, demands, notices, claims, investigations or proceedings, which would not individually or in the aggregate have a material adverse effect on the financial condition, results of operations or business of Bancshares.

          (o) Community Reinvestment Act. Bancshares has no reason to believe that the transactions contemplated by this Agreement will not be approved by all required regulatory authorities for reasons related to compliance with the CRA. The subsidiary of Bancshares received a "satisfactory" CRA rating as of its last CRA examination and Bancshares has no reason to believe that its CRA rating will be downgraded on or before the Closing Date.

          (p) Disclosure. Except to the extent of any subsequent correction or supplement with respect thereto furnished prior to the date hereof, all written statements, certificates, schedules, lists and other written information furnished by or on behalf of FCB at any time to Citizens in connection with this Agreement are true and correct in all material respects. Each document delivered or to be delivered by FCB to Citizens is or will be a true and complete copy of such document, unmodified except by another document delivered by FCB.

                                   ARTICLE IV

                 CONDUCT PRIOR TO THE EFFECTIVE TIME OF MERGER

     4.1. Access to Records and Properties of FCB and Citizens. Between the date of this Agreement and the Effective Time of the Merger, FCB and Citizens each agree to give to the other reasonable access to all its premises and books and records and to cause its officers to furnish the other with such financial and operating data and other information with respect to the business and properties as the other shall from time to time request for the purposes of verifying the warranties and representations set forth herein, preparing the Registration Statement (as defined in Section 4.2) and applicable regulatory filings and preparing consolidated financial statements of Citizens as of a date prior to the Effective Time of the Merger in order to facilitate FCB in performance of its post-Closing Date financial reporting

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requirements; provided, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the respective business of the other. FCB, Bancshares and Citizens shall each maintain the confidentiality of all information furnished to them by the other parties hereto concerning the business, operations, and financial condition of the party furnishing such information, and shall not use any such information except in furtherance of the Merger. If this Agreement is terminated, each party hereto shall promptly return all documents and copies of, and all work papers received from the other party hereto. The obligations of confidentiality under this
Section 4.1 shall survive any such termination of this Agreement and shall remain in effect, except to the extent that (a) one party shall have directly or indirectly acquired the assets and business of the other party; (b) as to any particular confidential information with respect to one party, such information
(i) shall become generally available to the public other than as a result of an unauthorized disclosure by the other party or (ii) was available to the other party on a nonconfidential basis or regulatory authority prior to its disclosure by the first party; or (c) disclosure by any party is required by subpoena or order of a court of competent jurisdiction.

     4.2  Registration Statement; Proxy Statement; Shareholder
Approval. Citizens will duly call and will hold a meeting of its shareholders as soon as practicable for the purpose of approving the Merger and in connection therewith will recommend to shareholders that they vote in favor of the Merger, except as in the case of a Superior Offer, as defined in Section 4.4. Citizens will comply fully with the provisions of Section 31-1-117 of the West Virginia Code, the 1933 Act and the 1934 Act and the rules and regulations of the SEC under such acts, and the Articles of Incorporation and Bylaws of Citizens relating to the call and holding of a meeting of shareholders for such purpose. Bancshares and Citizens will jointly prepare the proxy statement-prospectus to be used in connection with such meeting (the "Proxy Statement-Prospectus") and Bancshares will prepare and file with the SEC a Registration Statement on Form S-4 (the "Registration Statement"), of which such Proxy Statement-Prospectus shall be a part, and use its best efforts promptly to have the Registration Statement declared effective. In connection with the foregoing, Bancshares will comply with the requirements of the 1933 Act and the 1934 Act and the rules and regulations of the SEC under such Acts with respect to the offering and sale of Bancshares Common Stock in connection with the Merger and with all applicable state Blue Sky and securities laws. The notices of such meetings and the Proxy Statement-Prospectus shall not be mailed to Citizens shareholders until the Registration Statement shall have become effective under the 1933 Act. Citizens covenants that none of the information supplied by Citizens, and Bancshares covenants that none of the information supplied by Bancshares, for inclusion in the Proxy Statement-Prospectus will, at the time of the mailing of the Proxy Statement-Prospectus to Citizens shareholders, contain any untrue statements of a material fact nor will any such information omit any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; and at all times subsequent to the time of the mailing of the Proxy Statement-Prospectus, including the date of the meeting of Citizens shareholders to which the statement relates and the Effective Time of the Merger, none of such information in the Proxy Statement-Prospectus, as amended or supplemented, will contain an untrue statement of a material fact or omit any material fact required to be stated therein in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

     4.3 Operation of the Business of Citizens. Citizens agrees that from the date hereof to the Effective Time of the Merger, it will operate its business substantially as presently operated and only in the ordinary course, and, consistent with such operation, it will use its best efforts to preserve intact its present business organization and relationships with persons having business dealings with it. Without limiting the generality of the foregoing, Citizens agrees that it will not, without the prior written consent of FCB, unless consistent with past practices and in the ordinary course of business (i) make any material change in the compensation or title of any executive officer; (ii) make any material change in the compensation or title of any other employee, other than those permitted by current employment

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

policies in the ordinary course of business, any of which changes shall be promptly reported to FCB; (iii) enter into any new bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan (except as otherwise specifically contemplated in this Agreement), or any other employment or consulting agreement or amend any such plan or agreement to increase the benefits accruing or payable thereunder; (iv) create or otherwise become liable with respect to any indebtedness for money borrowed or purchase money indebtedness except in the ordinary course of business; (v) amend Citizens' Articles of Incorporation, or its Bylaws except as may be necessary to consummate the Merger; (vi) issue or contract to issue any shares of Citizens capital stock or securities exchangeable for or convertible into capital stock; (vii) purchase any shares of Citizens capital stock; (viii) enter into or assume any material contract or obligation, except in the ordinary course of business; (ix) waive any right of substantial value; (x) propose or take any other action which would make any representation or warranty in Section 3.1 hereof untrue; (xi) change securities portfolio policies; (xii) enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $10,000 or more; (xiii) pay any dividend; or (xiv) propose or take action with respect to the closing of any branches. Citizens further agrees that, between the date of this Agreement and the Effective time of the Merger, they will consult and cooperate with FCB regarding (a) loan portfolio management, including management and workout of nonperforming assets, and credit review and approval procedures, and (b) securities portfolio and funds management, including management of interest rate risk.

     4.4 No Solicitation. Unless and until this Agreement shall have been terminated pursuant to its terms, neither Citizens nor any of its respective officers, directors, representatives, agents or affiliates shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations (with any person or entity other than FCB) concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving Citizens or disclose, directly or indirectly, any information not customarily disclosed to the public concerning Citizens, afford to any other person access to the properties, books or records of Citizens or otherwise assist any person preparing to make or who has made such an offer, or enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of a significant amount of assets. Citizens will promptly communicate to FCB the terms of any proposal which either of them may receive in respect to any of the foregoing transactions; provided, however, that this
Section 4.4 shall not apply to furnishing information or to participating in negotiations or discussions with any person that has made, or that the Citizens' Board of Directors determined in good faith is reasonably likely to make, a Superior Offer, if the Citizens' Board of Directors determines in good faith, after consultation with outside legal counsel, that its failure to take such actions would constitute a breach of its fiduciary duty to Citizens' shareholders. For purposes of this Agreement, "Superior Offer" shall mean a proposal or offer to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving, or a business combination or other similar transactions with, Citizens (including, but not limited to, a tender offer or exchange offer to purchase Citizens' Common Stock) other than as contemplated by this Agreement: (i) that did not arise from or involve a breach or violation by Citizens of any provision of this Agreement;
(ii) was not solicited by Citizens or anyone acting on its behalf; (iii) that the Citizens' Board of Directors determines in its good-faith judgment, based, among other things, on the advice of its Financial Advisor, to be materially more favorable to the Citizens' shareholders and the Merger; and (iv) the financing for the implementation of which, to the extent required, is then committed or in the good-faith reasonable judgment of the Citizens' Board of Directors, based, among other things, on advice of the Financial Advisor, is capable of being obtained by the party making the proposal or offer.

     4.5 Regulatory Filings. FCB and Citizens shall jointly prepare all regulatory filings required to consummate the transactions contemplated by the Agreement and the Plan of Merger and submit the filings for approval with the applicable agency or agencies, as soon as practicable after the date hereof. FCB and Citizens shall use their best efforts to obtain approvals of such filings.

     4.6 Tax Opinion. FCB and Citizens shall use their best efforts to obtain the tax opinion referred to in paragraph (e) of Section 5.1 and paragraph (f) of
Section 5.2 hereof.

     4.7 Public Announcements. Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any press release or make any such public statement prior to such consultations except as may be required by law.

     4.8 Transactions in Bancshares Common Stock. Other than the issuance of Bancshares Common Stock in connection with the operation in the ordinary course of Bancshares' Dividend Reinvestment Plan and Employee Stock Ownership Plan, none of Bancshares, Citizens or the directors and executive officers of either of them or any person or entity on their behalf will purchase, sell or otherwise acquire or dispose of any shares of Bancshares Common Stock during the period of calculation of the Bancshares Stock Price.

     4.9 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each of FCB and Citizens agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using reasonable effort to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated herein. Each of FCB and Citizens shall use its best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     4.10 Adverse Changes in Condition. Bancshares and Citizens each agrees to give written notice promptly to the other concerning any material change in its condition from the date of this Agreement until the Effective Time of the Merger that might adversely affect the consummation of the transactions contemplated hereby or upon becoming aware of the occurrence or impending occurrence of any event or circumstance which may cause or constitute, or with the lapse of time might result in, a material breach of any of the representations, warranties or covenants of such party contained herein. Each of Bancshares and Citizens shall use its best efforts to prevent or promptly remedy the same.

     4.11 Updating of Schedules. From the date of execution of this Agreement until the consummation of the Merger, Citizens agrees to keep up to date all of the Schedules hereto and to notify Bancshares concerning any changes or additions or events which have caused, or with the lapse of time may cause, any such change or addition in any of the Schedules hereto.

                                   ARTICLE V

                              CONDITIONS OF MERGER

     5.1 Conditions to Obligations of FCB. The obligations of FCB to perform this Agreement are subject to the satisfaction of the following conditions unless waived by FCB.

          (a) Representations and Warranties; Performance of Obligations; No Adverse Change. The representations and warranties of Citizens set forth in
     Section 3.1 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time of the Merger as though made on and as of the Effective Time of the Merger; Citizens shall have performed in all material respects all obligations required to be performed by them under this Agreement prior to the Effective Time of the Merger; there shall have occurred no material adverse change in the condition (financial or otherwise), assets, liabilities, properties or business of Citizens from March 31, 2000 to the Effective Date of the Merger; and FCB shall have received a certificate of authorized officers of Citizens to such effects.

          (b) Authorization of Merger. All action necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein (including the shareholder action referred to in Section 4.2) shall have been duly and validly taken by the Board of Directors of Citizens, and by the shareholders of Citizens, and Citizens shall have full power and right to merge on the terms provided herein.

          (c) Opinion of Counsel. FCB shall have received an opinion or opinions of Jackson & Kelly PLLC, special counsel to Citizens, or other counsel reasonably satisfactory to FCB, dated the Closing Date and reasonably satisfactory to counsel to FCB to the effect that:

             (i) Citizens is a corporation organized and in good standing under the laws of the State of West Virginia and has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted as described in the Registration Statement and Proxy Statement-Prospectus.

             (ii) Citizens has full power to carry out the transactions provided for in the Agreement; all corporate and other proceedings required to be taken by or on the part of Citizens to authorize them to execute and deliver the Agreement and to consummate the transactions contemplated thereby and by the Plan of Merger have been duly and validly taken; the Agreement has been duly and validly authorized, executed and delivered by Citizens and constitutes a valid and binding obligation of Citizens enforceable in accordance with its terms except as same (A) may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to the rights of creditors, and (B) is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law); and the Plan of Merger has been approved by the Board of Directors and the shareholders of Citizens;

             (iii) All outstanding shares of Citizens Common stock to be exchanged for shares of Bancshares Common Stock at the Effective Time of the Merger have been duly authorized and are validly issued, fully paid and nonassessable, except as provided in W. Va. sec. 31A-4-12.

             (iv) To the knowledge of such counsel, except as disclosed in
        Section 3.1(h) of the Agreement, Citizens is not a party to or bound by any outstanding option or agreement to sell, issue, buy or otherwise dispose of or acquire any shares of Citizens Common Stock or other security of Citizens;

             (v) Execution and delivery by Citizens of the Agreement, consummation by Citizens of the transactions contemplated hereby, and compliance by Citizens with the provisions hereof will not conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of Citizens, as applicable, or, a default (or give rise to rights of termination, cancellation or acceleration) under the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, agreement or any other instrument or listed in Schedule H (such counsel having no knowledge of any item called for by such schedule which is not disclosed therein), or violate any court order, writ, injunction or decree applicable to Citizens or any of its properties or assets, of which such counsel has knowledge after making inquiry with respect thereto;

             (vi) Such counsel does not know of any litigation that is pending or threatened which might result in money damages payable by Citizens in excess of insurance coverage, which might result in a permanent injunction against Citizens or which, individually or in the aggregate, might otherwise have a material adverse effect on Citizens or the transactions contemplated by this Agreement;

             (vii) Such counsel does not know of any default under, or the occurrence of any event which with the lapse of time, action or inaction by a third party would result in a default under any outstanding indenture, contract or agreement listed in Schedule H to the Agreement (such counsel having no knowledge of any item called for by such Schedule which is not disclosed therein) or under any governmental license or permit or a breach of any provision of the Articles of Incorporation or Bylaws of Citizens, as applicable;

             (viii) All legal obligations of Citizens pertaining to consummation of the Merger under the laws of West Virginia and the United States, including receipt of all regulatory approvals required to be obtained by Citizens, other than actions to be taken after the Effective Time and the completion of legal obligations not the responsibility of Citizens pursuant to this Agreement, have been completed to the satisfaction of such counsel in all material respects;

             (ix) On the basis of facts within their knowledge, such counsel has no reason to believe that (except as to financial statements and other financial data of either party, or as to material relating to, and supplied by, Bancshares for inclusion in the Proxy Statement-Prospectus, as to which no belief need be expressed) the Proxy Statement-Prospectus (as amended or supplemented, if so amended or supplemented) contained any untrue statement of a material fact or omitted any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading as of (A) the time the Registration Statement became effective, (B) the time of the meeting of Citizens shareholders referred to in Section 4.2 of the Agreement, or (C) at the Closing Date.

          (d) Registration Statement. The Registration Statement shall be effective under the 1933 Act and Bancshares shall have complied with or be exempt from all state securities laws or "blue sky" registration requirements related to the offer and issuance of Bancshares Common Stock in connection with the Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

          (e) Tax Opinion. Bancshares and Citizens shall have received, in form and substance reasonably satisfactory to them, an opinion of Gentry Locke Rakes & Moore LLP to the effect, for federal income tax purposes, that consummation of the Merger will constitute a "reorganization" as defined in
     Section 368(a) of the Code and no taxable gain will be recognized by Bancshares, FCB or Citizens upon consummation of the Merger.

          (f) Regulatory Approvals. All required approvals from federal and state regulatory authorities having jurisdiction to permit Citizens and FCB to consummate the Merger and Bancshares to issue its Common Stock to Citizens shareholders shall have been received and all related waiting periods shall have expired, all applicable federal and state laws governing the Merger shall have been complied with and there shall not be in any order or decree of any regulatory authority any condition or requirement reasonably deemed objectionable to Bancshares or FCB, and more specifically, FCB shall not be required to assume responsibility under the March 1, 2000 FDIC Memorandum of Understanding beyond its current duty to maintain adequate programs in support of consumer compliance.

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

          (g) Affiliate Letters. Each person listed on Schedule K shall have executed and delivered a commitment and undertaking to the effect that (i) such shareholder will dispose of the shares of Bancshares Common Stock received by him in connection with the Merger only in accordance with the provisions of paragraph (d) of Rule 145; (ii) such shareholder will not dispose of any such shares until Bancshares has received an opinion of counsel acceptable to it that such proposed disposition will not violate the provisions of any applicable securities laws; (iii) that they will not sell or reduce their risk with respect to the Bancshares shares acquired in the Merger until after the publication of combined financial results covering 30 days of combined operations; and (iv) the certificates representing said shares may bear a legend referring to the foregoing restrictions.

          (h) Acceptance by Bancshares Counsel. The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be reasonably acceptable to counsel for Bancshares.

          (i) Disclosure Schedules. Within 45 days after the date of this Agreement, FCB shall have received from Citizens the Schedules required to be provided pursuant to this Agreement.

     5.2 Conditions to Obligations of Citizens. The obligations of Citizens to perform this Agreement are subject to the satisfaction of the following conditions unless waived by Citizens:

          (a) Representations and Warranties; Performance of Obligations; No Adverse Change. The representations and warranties of Bancshares and FCB set forth in Section 3.2 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time of the Merger as though made on and as of the Effective Time of the Merger; Bancshares and FCB shall have performed all obligations required to be performed by them under this Agreement prior to the Effective Time of the Merger; there shall have occurred no material adverse change in the condition (financial or otherwise), assets, liabilities, properties or business of Bancshares from March 31, 2000 to the Effective Date of the Merger; and Citizens shall have received a certificate of authorized officers of Bancshares to such effects.

          (b) Authorization of Merger. All action necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken by the boards of directors of Bancshares and FCB; FCB shall have full power and right to merge and to acquire and assume the assets and liabilities of Citizens on the terms provided herein.

          (c) Opinion of Counsel. Citizens shall have received an opinion of Gentry Locke Rakes & Moore LLP, special counsel to Bancshares and FCB, dated the Closing Date and reasonably satisfactory to counsel to Citizens to the effect that:

             (i) The shares of Bancshares Common Stock to be issued pursuant to the Agreement have been duly registered under the 1933 Act;

             (ii) All legal obligations of Bancshares pertaining to consummation of the Merger under the laws of the State of West Virginia, Commonwealth of Virginia and the United States of America including the receipt of all regulatory approvals required to be obtained by Bancshares, other than action to be taken after the Effective Time and the completion of legal obligations not the responsibility of Bancshares pursuant to this Agreement, have been completed to the satisfaction of such counsel in all material respects; and

             (iii) On the basis of facts within their knowledge, such counsel has no reason to believe that (except as to financial statements and other financial data of any party hereto, or as to material relating to, and supplied by, Citizens for inclusion in the Proxy Statement-Prospectus, as to which no belief need be expressed) the Proxy Statement-Prospectus (as amended or supplemented, if so amended or supplemented) contained any untrue statement of a material fact or omitted any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading
        (A) as of the time the Registration Statement became effective; (B) as of the time of the special meeting of shareholders of Citizens mentioned in Section 4.2 of the Agreement; or (C) as of the Closing Date.

             (iv) Bancshares (a corporation) and FCB (a national association) are organized and in good standing under the laws of Nevada and the United States of America, respectively, and have all requisite corporate power to own, lease and operate their respective properties and to carry on their respective business as described in the Registration Statement and Proxy Statement-Prospectus.

             (v) Bancshares and FCB have full power to carry out the transactions provided for in the Agreement; all corporate and other proceedings required to be taken by or on the part of Bancshares and FCB to authorize them to execute and deliver the Agreement and to consummate the transactions contemplated hereby and by the Plan of Merger have been duly and validly taken; the Agreement has been duly and validly authorized, executed and delivered by Bancshares and FCB and constitutes a valid and binding obligation of Bancshares and FCB enforceable in accordance with its terms except as same (A) may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to the rights of creditors; and (B) is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law); and the Plan of Merger has been approved by the Boards of Directors of Bancshares and FCB, respectively; and the shares of Bancshares Common Stock have been duly authorized and when so issued will be validly issued, fully paid and nonassessable.

             (vi) All outstanding shares of Bancshares Common Stock have been duly authorized and are validly issued, fully paid and nonassessable;

             (vii) Execution and delivery by Bancshares and FCB of the Agreement, consummation by Bancshares and FCB of the transactions contemplated hereby, and compliance by Bancshares and FCB with the provisions thereof will not conflict with or result in a breach of any provisions of either Bancshares' or FCB's respective Articles of Incorporation or Association, or either of their Bylaws or a default (or give rise to rights of termination, cancellation or acceleration) under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, agreement or any other instrument of Bancshares or FCB known to such counsel, or violate any court order, writ, injunction or decree applicable to Bancshares or FCB or any of their properties or assets, of which such counsel has knowledge after making inquiry with respect thereto;

             (viii) Such counsel does not know of any litigation that is pending or threatened which might result in money damages payable by Bancshares or FCB in excess of insurance coverage, which might result in a permanent injunction against Bancshares or FCB or which, individually or in the aggregate, otherwise might have a material adverse effect on Bancshares or FCB or the transactions contemplated by this Agreement;

             (ix) Such counsel does not know of any default under, or the occurrence of any event which with the lapse of time, action or inaction by a third party would result in a default under any outstanding indenture, contract or agreement or under any governmental license or permit or a material breach of any provision of the Articles of Incorporation, or Bylaws of Bancshares;

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

          (d) Registration Statement. The Registration Statement shall be effective under the 1933 Act and Bancshares shall have complied or be exempt from all state securities laws or "blue sky" registration requirements related to the offer and issuance of Bancshares Common Stock in connection with the Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

          (e) Regulatory Approvals. All required approvals from federal and state regulatory authorities having jurisdiction to permit Citizens and FCB to consummate the Merger and Bancshares to issue its Common Stock to Citizens' shareholders shall have been received and all related waiting periods shall have expired.

          (f) Tax Opinion. Citizens and Bancshares shall have received, in form and substance reasonably satisfactory to it, an opinion of Gentry Locke Rakes & Moore LLP to the effect, for federal income tax purposes, that consummation of the Merger will constitute a "reorganization" as defined in
     Section 368(a) of the Code; that no taxable gain will be recognized by Bancshares, FCB or Citizens upon consummation of the Merger; that no taxable gain will be recognized by a Citizens' shareholder on the exchange by such shareholder of shares of Citizens' Common Stock solely for shares of Bancshares Common Stock; that the basis of Bancshares Common Stock received in the Merger will be the same as the basis of the Citizens' Common Stock surrendered in exchange therefor; that the holding period of such Bancshares Common stock will include the holding period of the Citizens' Common Stock surrendered in exchange therefor, if such Citizens' Common Stock is held as a capital asset at the Effective Time of the Merger; and if the Exchange Ratio results in the issuance of a fractional share interest, that a Citizens' shareholder who receives cash in lieu of a fractional share of Bancshares Common Stock will recognize gain or loss equal to any difference between the amount of cash received and the shareholder's basis in the fractional share interest.

          (g) Acceptance by Citizens' Counsel. The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be reasonably acceptable to counsel for Citizens.

          (h) Fairness Opinion. Citizens shall have received the opinion of the Financial Advisor, dated as of the date of the proxy materials referred to in Section 4.2 and as of the Closing Date, that the Merger is fair, from a financial point of view, to Citizens and its shareholders.

                                   ARTICLE VI

                   CLOSING DATE; EFFECTIVE TIME OF THE MERGER

     6.1 Closing Date. Unless another date or place is agreed to in writing by the parties, the closing of the transactions contemplated in this Agreement shall take place at the Corporate Center of FCB at One Community Place, Bluefield, Virginia, at 10:00 A.M., local time, on such date as FCB shall designate to Citizens and is reasonably acceptable to Citizens; provided, that the date so designated shall not be earlier than 15 days or later than 120 days following the date of the decision of the Office of the Comptroller of the Currency approving the Merger (the "Closing Date").

     6.2 Filings at Closing. Subject to the provisions of Article V, at the Closing Date, FCB shall cause appropriate documents memorializing the Merger to be filed with the Office of the Comptroller of the Currency ("Comptroller") and each of FCB, Bancshares, and Citizens shall take any and all lawful actions to cause the Merger to become effective.

     6.3 Effective Time. Subject to the terms and conditions set forth herein, including receipt of all required regulatory approvals, the Merger shall become effective at the time the Merger is made effective by the Comptroller (the "Effective Time of the Merger").

                                  ARTICLE VII

                    TERMINATION; SURVIVAL OF REPRESENTATIONS
                 WARRANTIES AND COVENANTS; WAIVER AND AMENDMENT

     7.1 Termination. This Agreement shall be terminated, and the Merger abandoned, if the shareholders of Citizens shall not have given the approval required by Section 5.1(b). Notwithstanding such approval by such shareholders, this Agreement may be terminated in writing at any time prior to the Effective Time of the Merger by:

          (a) The mutual consent of FCB and Citizens, as expressed by their respective boards of directors;

          (b) Either FCB or Citizens, as expressed by their respective boards of directors, after December 31, 2000;

          (c) By FCB in writing authorized by its Board of Directors if Citizens has, or by Citizens in writing authorized by its Board of Directors if FCB has, in any material respect, breached (i) any covenant or agreement contained herein, or (ii) any representation or warranty contained herein, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date;

          (d) Either FCB or Citizens, as expressed by their respective boards of directors, in the event that any of the conditions precedent to the obligations of such party to consummate the Merger have not been satisfied or waived by the party entitled to so waive on or before the Closing Date, provided that neither party shall be entitled to terminate this Agreement pursuant to this subparagraph (d) if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing date shall be appropriately postponed;

          (e) FCB or Citizens, if any of the Federal Reserve Board, the Comptroller or the Division deny approval of the Merger and the time period for all appeals or requests for reconsideration have expired;

          (f) Citizens, if the Bancshares Stock Price is less than $15.00 per share based on the average bid and ask price quoted on NASDAQ at the close of business on the business day prior to the Closing Date;

          (g) FCB if, within ten days of receipt of the Citizens Schedules to be provided pursuant to this Agreement, it reasonably believes that the information set forth in such Schedules reflects material adverse information not previously known to FCB and notifies Citizens to that effect;

          (h) Bancshares, if the holders of more than ten percent (10%) of the outstanding shares of Citizens exercise dissenters' rights with respect to the Merger.

     7.2  Effect of Termination.

          (a) In the event of the termination and abandonment of this Agreement and Merger pursuant to Section 7.1, this Agreement, other than the provisions of Sections 4.1 (last sentence) and 9.1 shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders.

          (b) In the event this Agreement is terminated other than as permitted under Section 7.1(a)-(h), or if the stockholders of Citizens fail to approve the proposed transaction, and approve a merger, sale of assets or similar transaction with a party other than FCB and Bancshares within twelve months, Citizens shall pay to FCB, within 30 days following the effective date of termination hereof or the second meeting of stockholders as applicable, the sum of $250,000.00 plus the out-of-pocket expense, not to exceed $50,000.00, of FCB and Bancshares in connection with this transaction, as compensation for their costs and expenses, their due diligence and other management efforts, and the loss of opportunity to expand into Citizens' market.

     7.3 Survival of Representations, Warranties and Covenants. The respective representations and warranties, covenants and agreements (except for those contained in Sections 1.3, 2.2, 2.3, 4.1 (last sentence), 7.3, 8.2, 9.1, 9.2,
9.3, and 9.6, which shall survive the effectiveness of the Merger) of Bancshares, FCB, and Citizens contained herein shall expire with, and be terminated and extinguished by, the effectiveness of the Merger and shall not survive the Effective Time of the Merger.

     7.4 Waiver and Amendment. Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof; and this Agreement may be amended or supplemented by written instructions duly executed by all parties hereto at any time, whether before or after the meeting of Citizen' shareholders referred to in Section 4.2 hereof, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

                                  ARTICLE VIII

                              ADDITIONAL COVENANTS

     8.1 Registration Statement. Bancshares, FCB and Citizens acknowledge that the Merger is a transaction to which the 1933 Act is applicable. Each of the parties agree to comply with the provisions of the 1933 Act and all rules and regulations of the SEC promulgated pursuant to the 1933 Act and cooperate in connection with the preparation and filing by Bancshares of a Registration Statement under the 1933 Act relating to the Merger. Bancshares and Citizens agree (a) to give their respective authorized representatives complete access to the books, records and files of the other party at any reasonable time for the purpose of preparing such Registration Statement and Proxy Statement; (b) to provide the other party upon request such information relating to their businesses and financial condition, as shall be appropriate in connection with the preparation of said Registration Statement and Proxy Statement; and (c) to submit to the other party for its prior approval all press releases or other oral or written statements made or issued which relate to the Merger in any manner.

     8.2 Employee Benefits. All employees of Citizens immediately prior to the Effective Time of the Merger who are employed by FCB following the Effective Time of the Merger ("Transferred Employees") will be covered by FCB's employee benefit plans with eligibility based on their length of service, compensation, job classification, and position with Citizens. FCB's benefit plans will recognize for purposes of eligibility to participate and for vesting, all service of Transferred Employees with Citizens, subject to applicable break in service rules. Eligible employees of Citizens shall be permitted to contribute funds distributed upon termination of Citizens' benefit plans to similar FCB benefit plans.

     8.3 Protection of Directors and Officers. FCB shall provide and keep in force for a period of three years after the Closing Date directors' and officers' liability insurance providing coverage to directors and officers of Citizens for acts or omissions occurring prior to the Closing Date. Such insurance shall provide at least the same coverage and amounts as contained in Citizens' policy on the date hereof; provided, that in no event shall the premium on such policy exceed $10,000 (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, FCB shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, FCB further agrees to indemnify all individuals who are or may have been officers or directors of Citizens prior to the Closing Date from any acts or omissions in such capacities prior to the Closing Date to the same extent as the officers and directors of FCB. If FCB or any of its successors or assigns shall consolidate or merge with any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provisions shall be made so that the successors and assigns of FCB shall assume the obligations set forth in this
Section 8.3.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.1 Expenses. If the Merger is consummated, all expenses of the parties hereto incurred in connection with the Merger will be borne by FCB. If the Merger is not consummated, each party shall bear its own expense, provided, that if the Merger is not consummated because of a party's failure to satisfy a condition (other than the failure of Citizens' shareholders to approve the Merger, or termination of this Agreement because the Bancshares Stock Price is less than $15.00) then the party failing to satisfy the condition will pay the other party's expenses up to $50,000. Nothing contained in this Section 9.1 shall relieve any party from liability for damages for any breach of this Agreement.

     9.2 Entire Agreement. This Agreement contains the entire agreement among Bancshares, FCB and Citizens with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

     9.3 Descriptive Headings; Recitals. The descriptive headings and recitals contained in this Agreement are for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement.

     9.4 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by telecopier or registered or certified mail, postage prepaid, or by recognized overnight delivery service, addressed as follows:

     IF TO BANCSHARES OR FCB:

       First Community Bancshares, Inc.
       One Community Place
       P. O. Box 989
       Bluefield, Virginia 24605-0989
       Attention: Mr. John M. Mendez, President & CEO
       Fax: (540) 326-9010

     COPY TO:

       Jerry J. Cameron, Esquire
       Brewster, Morhous & Cameron
       418 Bland Street
       P. O. Box 529
       Bluefield, WV 24701
       Fax: (304) 327-9317

       Eugene E. Derryberry, Esquire
       Gentry Locke Rakes & Moore
       10 Franklin Road, SE
       P. O. Box 40013
       Roanoke, VA 24022-0013
       Fax: (540) 983-9469

     IF TO CITIZENS:

       Citizens Southern Bank, Inc.
       111 Citizens Drive
       Beckley, WV 25801
       Attention: Mr. Samuel L. Elmore, CEO
       Fax: (304) 252-9418

     COPY TO:

       Charles Dunbar, Esquire
       Jackson & Kelly PLLC
       1600 Laidley Tower (Zip 25301)
       P. O. Box 553
       Charleston, WV 25322
       Fax: (304) 340-1080

     9.5 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement.

     9.6 Governing Law. Except as may otherwise be required by the laws of the United States of America, this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

     IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed on their behalf and their Corporate seals affixed and attested by their officers thereunto duly authorized, all as of the day and year first above written.


ATTEST: (SEAL)                                   FIRST COMMUNITY BANCSHARES, INC.
                                                 By: /s/ JOHN M. MENDEZ
By: /s/ ROBERT L. BUZZO                              --------------------------------------
--------------------------------------               Name: John M. Mendez
    Name: Robert L. Buzzo

ATTEST: (SEAL)                                   FIRST COMMUNITY BANK, N. A.
By: /s/ JOHN M. MENDEZ                           By: /s/ ROBERT L. BUZZO
    --------------------------------------       --------------------------------------
    Name: John M. Mendez                             Name: Robert L. Buzzo

ATTEST: (SEAL)                                   CITIZENS SOUTHERN BANK, INC.
By: /s/ DON M. STACEY                            By: /s/ JACK H. ALLISON
    --------------------------------------       --------------------------------------
    Name: Don M. Stacey                              Name: Jack H. Allison

                              CONSENT OF DIRECTORS

     The undersigned, being all of the members of the Board of Directors of Citizens Southern Bank, Inc. ("Citizens"), do hereby consent to the aforesaid Agreement and do individually agree to support the Agreement, to vote the shares of Citizens each owns or controls in favor of the transaction described in the Agreement, to recommend its approval by the other stockholders of Citizens, subject to the provisions of Section 4.4 of the Agreement, and to comply with
Section 5.1(g) of the Agreement.

/s/ RICK O. ADKINS
------------------------------------------------
Rick O. Adkins

/s/ JACK H. ALLISON
------------------------------------------------
Jack H. Allison

/s/ CARL E. CAMPBELL
------------------------------------------------
Carl E. Campbell

/s/ RICHARD L. CORNETT, II
------------------------------------------------
Richard L. Cornett, II

/s/ LORI A. DAVIS
------------------------------------------------
Lori A. Davis

/s/ L. EDWARD ECKLEY, III
------------------------------------------------
L. Edward Eckley, III

/s/ SAMUEL L. ELMORE
------------------------------------------------
Samuel L. Elmore

/s/ ANDREW E. FOX
------------------------------------------------
Andrew E. Fox

/s/ DAVID M. HILL
------------------------------------------------
David M. Hill

/s/ THOMAS W. JARRETT
------------------------------------------------
Thomas W. Jarrett

/s/ CARL W. ROOP
------------------------------------------------
Carl W. Roop

/s/ DON M. STACEY
------------------------------------------------
Don M. Stacy

/s/ BYRD E. WHITE, III
------------------------------------------------
Byrd E. White, III

                                   EXHIBIT A

                               PLAN OF MERGER OF
                        FIRST COMMUNITY BANCSHARES, INC.
                           FIRST COMMUNITY BANK, N.A.
                                      AND
                          CITIZENS SOUTHERN BANK, INC.

     Section 1. Citizens Southern Bank, Inc., a West Virginia corporation ("Citizens"), shall, at the time that the Articles of Merger are made effective by the Office of the Comptroller of the Currency (the "Effective Time of the Merger"), be merged (the "Merger") with and into First Community Bank, N.A., a national association ("FCB"), which is a subsidiary of First Community Bancshares, Inc. ("Bancshares"), a Nevada corporation, with FCB to be the surviving corporation (the "Surviving Corporation").

     Section 2. Conversion of Stock. At the Effective Time of the Merger, each share of Citizens' Common Stock ("Citizens' Common Stock") issued and outstanding immediately prior to the Effective Time of the Merger, other than Dissenting Shares (as hereinafter defined), and which, under the terms of
Section 3 of this Plan of Merger, is to be converted into and exchangeable for Common Stock of Bancshares ("Bancshares Common Stock") shall be converted into the right to receive 1.74 shares of Bancshares Common Stock.

     Section 3. Manner of Conversion of Citizens' Common Stock. The manner in which outstanding shares of Citizens' Common Stock shall be converted into Bancshares Common Stock, as specified in Section 2 hereof, after the Effective Time of the Merger, shall be as follows:

          (i) Each share of Citizens' Common Stock shall be converted into 1.74 shares of Bancshares Common Stock.

          (ii) No fractional shares of Bancshares Common Stock shall be issued, but instead the value of fractional shares shall be paid in cash (less all applicable withholding taxes), as determined in accordance with Section 2.3 of the Agreement (defined below).

          (iii) Certificates for shares of Citizens' Common Stock shall be submitted for exchange for Bancshares Common Stock accompanied by the Letter of Transmittal to be furnished by Citizens within fifteen business days after the Effective Time of the Merger, to shareholders of record as of the Effective Time of the Merger. Until so surrendered, each outstanding certificate, which prior to the Effective Time of the Merger, represented Citizens' Common stock, shall be deemed to evidence only the right to receive 1.74 shares of Bancshares Common Stock. Until such outstanding shares formerly representing Citizens' Common stock are surrendered, no dividend payable to holders of record of Bancshares Common Stock as of any date subsequent to the Effective Time of the Merger shall be paid to the holder of such outstanding certificates in respect thereof. Upon such surrender, dividends accrued or declared on Bancshares Common Stock shall be paid in accordance with Section 2.2 of the Agreement and Plan of Reorganization dated as of June 27, 2000, among First Community Bancshares, Inc., First Community Bank, N. A. and Citizens Southern Bank, Inc. (the "Agreement").

     Section 4. Articles of Association, Bylaws and Directors of the Surviving Association. At and following the Effective Time of the Merger, there shall be no change caused by the Merger in the Articles of Association (except any change caused by the filing of Articles of Merger relating to the Merger), Bylaws, or Board of Directors of the Surviving Association.

     Section 5. Effect of the Merger. The Merger, upon the Effective Time of the Merger, shall have the effect provided by Section 92A.250 of the Nevada Revised Statutes.

     Section 6. Amendment. The Boards of Directors of FCB and Citizens reserve the right to amend this Plan of Merger at any time prior to the Effective Time of the Merger, provided, however, that any such amendment made subsequent to the submission of this Plan of Merger to the shareholders of Citizens, may not: (i) alter or change the amount or kind of shares, securities, cash, property or rights to be received in exchange for or in conversion of all or any of the shares of any class or series of Citizens; (ii) alter or change any of the terms and conditions of this Plan of Merger if such alteration or change would adversely affect the shares of any class or series of Citizens; or (iii) alter or change any term of the Articles of Incorporation of Citizens (except as provided herein).

                                   APPENDIX B

                                 June 27, 2000

The Board of Directors
Citizens Southern Bank, Inc.
111 Citizens Drive
Beckley, WV 25801

Dear Members of the Board:


Citizens Southern Bank, Inc., Beckley, West Virginia, ("Citizens") and First Community Bancshares, Inc., Bluefield, VA ("Bancshares") have entered into an agreement providing for the merger of Citizens into the wholly owned banking subsidiary of Bancshares, First Community Bank, N.A. ("FCB") through an exchange of shares ("Merger"). The terms of the merger are set forth in the Agreement and Plan of Reorganization ("Agreement") dated June 27, 2000.


The terms of the merger provide that, with the possible exception of those shares as to which dissenters' rights may be perfected, each share of Citizens common stock, $10.00 par value, will be exchanged for the right to receive 1.74 shares of First Community common stock, $1.00 par value (the "Exchange Ratio"), subject to certain adjustments.

You have asked our opinion as to whether the Exchange Ratio is fair to the respective shareholders of Citizens from a financial point of view.

In rendering our opinion, we have evaluated the consolidated financial statements of Citizens and Bancshares available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared Citizens and Bancshares from a financial point of view to the other financial institutions; (b) compared the terms of the merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available; (c) reviewed the Agreement and related documents; (d) reviewed the historical market price of Citizens' common stock and Bancshares' common stock; and (e) made such other analyses and examinations as we deemed appropriate. We also met with various senior officers of Citizens and Bancshares to discuss the foregoing as well as other matters that may be relevant.

We have not independently verified the financial and other information concerning Citizens or Bancshares or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information, however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Citizens and Bancshares as they exist and are known to us as of March 31, 2000.

We have acted as financial advisor to Citizens and in connection with the Merger will receive from Citizens a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

It is understood that this opinion may be included in its entirety in any communication by Citizens or the Board of Directors to the shareholders of Citizens. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based on the foregoing, and subject to the limitations described above, we are of the opinion that the Exchange Ratio is fair to the shareholders of Citizens from a financial point of view.

Sincerely,

/s/ BAXTER FENTRISS AND COMPANY

Baxter Fentriss and Company

                                   APPENDIX C

     (sec.) 31-1-122. Right of shareholders to dissent.

     Any shareholder of a corporation shall have the right to dissent from any of the following corporate actions:

          (a) Any plan of merger or consolidation to which the corporation is a party; or

          (b) Any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all of the net proceeds of sale be distributed to the shareholders in accordance with their respective interests within one year after the date of sale.

     A shareholder may dissent as to less than all of the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (sec.) 31-1-123. Rights of dissenting shareholders; procedure for purchasing of dissenting shareholders' shares; civil action for determining value of shares; procedure for transferring of such shares to corporation and payment therefor.

     (a) Any shareholder electing to exercise his right to dissent, pursuant to section one hundred twenty-two of this article, shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action. If such proposed corporate action be approved by the required vote and such shareholder shall not have voted in favor thereof, such shareholder may, within ten days after the date on which the vote was taken or if a corporation is to be merged without a vote of its shareholders into another corporation, any of its shareholders may, within fifteen days after the plan of such merger shall have been mailed to such shareholders, make written demand on the corporation, or, in the case of a merger or consolidation, on the surviving or new corporation, domestic or foreign, for payment of the fair value of such shareholder's shares, and, if such proposed corporate action is effected, such corporation shall pay to such shareholder, upon surrender of the certificate or certificates representing such shares, the fair value thereof as of the day prior to the date on which the vote was taken approving the proposed corporate action, excluding any appreciation or depreciation in anticipation of such corporate action. Any shareholder failing to make demand within the ten-day period shall be bound by the terms of the proposed corporate action. Any shareholder making such demand shall thereafter be entitled only to payment as in this section provided and shall not be entitled to vote or to exercise any other rights of a shareholder.

     (b) No such demand may be withdrawn unless the corporation shall consent thereto. If, however, such demand shall be withdrawn upon consent, or if the proposed corporate action shall be abandoned or rescinded or the shareholders shall revoke the authority to effect such action, or if, in the case of a merger, on the date of the filing of the articles of merger the surviving corporation, is the owner of all the outstanding shares of the other corporations, domestic and foreign, that are parties to the merger, or if no demand or petition for the determination of fair value by a court of general civil jurisdiction have been made or filed within the time provided in subsection (e) of this section, or if a court of general civil jurisdiction shall determine that such shareholder is not entitled to the relief provided by this section, then the right of such shareholder to be paid the fair value of his shares shall cease and his status as a shareholder shall be restored, without prejudice to any corporate proceedings which may have been taken during the interim.

     (c) Within ten days after such corporate action is effected, the corporation, or, in the case of a merger or consolidation, the surviving or new corporation, domestic or foreign, shall give written notice thereof to each dissenting shareholder who has made demand as herein provided, and shall make a written offer to each shareholder to pay for such shares at a specified price deemed by such corporation to be fair value thereof. Such notice and offer shall be accompanied by a balance sheet of the corporation the shares of which the dissenting shareholder holds, as of the latest available date and not more than twelve months prior to the making of such offer, and a profit and loss statement of such corporation for the twelve months' period ended on the date of such balance sheet.

     (d) If within thirty days after the date on which such corporate action is effected the fair value of such shares is agreed upon between any such dissenting shareholder and the corporation, payment therefor shall be made within ninety days after the date on which such corporate action was effected, upon surrender of the certificate or certificates representing such shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares.

     (e) If within such period of thirty days, a dissenting shareholder and the corporation do not so agree, then the corporation shall within thirty days after receipt of written demand from any dissenting shareholder, which written demand must be given within sixty days after the date on which such corporate action was effected, file a complaint in a court of general civil jurisdiction requesting that the fair value of such shares be found and determined, or the corporation may file such complaint at any time within such sixty-day period at its own election. Such complaint shall be filed in any court of general civil jurisdiction in the county in which the principal office of the corporation is situated, or, if there be no such office in this state, in the county in which any dissenting shareholder resides or is found or in which the property of such corporation, or any part of it, may be. If the corporation shall fail to institute such proceedings, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders wherever residing, may be made parties to the proceedings as an action against their shares quasi in rem. A copy of the complaint shall be served on each dissenting shareholder who is a resident of this state in the same manner as in other civil actions. Dissenting shareholders who are nonresidents of this state shall be served a copy of the complaint by registered or certified mail, return receipt requested. In addition, service upon such nonresident shareholders shall be made by publication, as provided in Rule 4(e)(2) of the West Virginia Rules of Civil Procedure. All shareholders who are parties to the proceeding shall be entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as shall be specified in the order of their appointment or any subsequent appointment. The judgment shall be payable only upon and concurrently with the surrender to the corporation of the certificate or certificates representing such shares. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares. The judgment shall include an allowance for interest at such rate as the court may find to be fair and equitable in all the circumstances, from the date on which the vote was taken on the proposed corporate action to the date of payment. The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court may deem equitable against any or all of the dissenting shareholders who are parties to the proceeding to whom the corporation shall have made an offer to pay for the shares if the court shall find that the action of such shareholders in failing to accept such offer was arbitrary or vexatious or not in good faith. Such expenses shall include reasonable compensation for and reasonable expenses of the appraisers, but shall exclude the fees and expenses of counsel for and experts employed by any party; but if the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay therefor, or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court may determine to be reasonable compensation to any expert or experts employed by the shareholder in the proceeding. Any party to the proceeding may appeal any judgment or ruling of the court as in other civil cases.

     (f) Within twenty days after demanding payment for his shares, each shareholder demanding payment shall submit the certificate or certificates representing his shares to the corporation for notation thereon that such demand has been made. His failure to do so shall, at the option of the corporation, terminate his rights under this section unless a court of general civil jurisdiction, for good and sufficient cause shown, shall otherwise direct. If shares represented by a certificate on which notation has been so made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

     (g) Shares acquired by a corporation pursuant to payment of the agreed value therefor or to payment of the judgment entered therefor, as in this section provided, may be held and disposed of by such corporation as in the case of other treasury shares, except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

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

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS -- SEE ARTICLE VIII, SECTIONS 8.3 OF THE AGREEMENT

     Section 78.7502 of the Nevada Revised Statutes permits indemnification of any person, including directors and officers, involved in any proceeding other than an action by or in the right of the corporation, because he is or was a director, officer, employee or agent of the Registrant or was serving as such for another corporation at the request of the Registrant, provided he acted in good faith in a manner which he reasonably believed to be in or not opposed to the best interest of the Registrant and had no reason to believe his conduct was unlawful. The statute provides that settlement of the action creates no presumption that the person is not entitled to indemnity. The Registrant is also permitted under the statute to indemnify any person involved in a suit by or in the right of the Registrant because he is or was a director, officer, employee or agent of the Registrant, or serving as such for another corporation at the Registrant's request, against expenses (including any settlement payments) and attorney's fees, provided he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Registrant. Indemnification is precluded under the statute if the person is adjudged liable to the Registrant unless it is determined that under the circumstances, the person is fairly and reasonably entitled to indemnity. Indemnification is mandatory if the person is successful in defense of any such action.

     Section 78.751 of the Nevada Revised Statutes requires specific authorization of indemnification in each case by the stockholders, the directors who were not parties to the action, or by independent legal counsel. The Registrant is authorized to provide in its articles of incorporation or bylaws, or by agreement, that expenses may be paid in advance of final disposition, provided the person involved undertakes to repay the amount advanced if it is later determined that he is not entitled to indemnification. Indemnification is precluded upon a final adjudication that such person engaged in intentional misconduct, fraud or a knowing violation of law material to the case.

     The Registrant's articles of incorporation provide that the indemnity and advancement of expenses permitted by statute is mandatory, and permit the purchase of insurance covering the liability of directors, officers, employees and agents, whether or not the Registrant would have the power to indemnify them. The articles also provide that no director of the Registrant shall be liable to the Registrant or its stockholders for breach of fiduciary duty, except in the case of breach of the director's duty of loyalty to the Registrant or its stockholders, intentional misconduct, an unlawful distribution to the stockholders, or a transaction from which the director derived an improper personal benefit.

     The Registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the Registrant's directors and officers against loss by reason of their wrongful acts and (ii) the Registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

     Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1818(b)).

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following documents are filed as exhibits to this registration statement on Form S-4:


        EXHIBIT NO.                           DESCRIPTION
        -----------                           -----------
             2        Agreement and Plan of Reorganization dated as of June 27,
                      2000 (included as Appendix A to the proxy
                      statement/prospectus) (previously filed).

             3i The Articles of Incorporation are incorporated by reference to the June 30, 2000 Quarterly Report on Form 10-Q
                      (previously filed).

             3ii      The By-Laws are incorporated by reference to the December
                      31, 1997 Annual Report on Form 10-K (previously filed).

             5        Opinion of Gentry, Locke, Rakes & Moore, LLP

             8        Opinion of Gentry, Locke, Rakes & Moore, LLP

            21        Subsidiary of Registrant: First Community Bank, N.A. (a
                      National Association organized under the laws of the United
                      States) (previously filed).

            23(a)     Consent of Gentry, Locke, Rakes & Moore, LLP (included in
                      Exhibit 5).

            23(b)     Consent of Gentry, Locke, Rakes & Moore, LLP (included in
                      Exhibit 8).

            23(c)     Consent of Deloitte & Touche LLP (previously filed).

            23(d)     Consent of Richmond, Smith & Co. Certified Public
                      Accountants (previously filed).

            23(e)     Acknowledgement of Ernst & Young LLP (previously filed).

            24        Power of Attorney - Included as part of the registration as
                      Part II, Item 24 (previously filed).

            27        Financial Data Schedule - Incorporated by reference to First
                      Community Bancshares, Inc. June 30, 2000 Quarterly Report on
                      Form 10-Q (previously filed).

            99(a)     Form of Citizens Proxy Card

            99(b)     Consent of Baxter Fentriss and Company (previously filed).


     (b)  Financial statement schedules: Not applicable.

ITEM 22.  UNDERTAKINGS

     A.  The undersigned Registrant hereby undertakes:

        1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     D. The Registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     F. The undersigned Registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     G. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT ON FORM S-4 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BLUEFIELD, VIRGINIA, ON SEPTEMBER 25, 2000.

                                   FIRST COMMUNITY BANCSHARES, INC.

                                   By: /s/ JOHN M. MENDEZ
                                       -----------------------------------------
                                       Name: John M. Mendez
                                       Title: Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on September 25, 2000.


                                        *

------------------------------------------------
Name: William P. Stafford
Title: Chairman of the Board

------------------------------------------------
Name: Sam Clark
Title: Director

                                        *
------------------------------------------------
Name: B.W. Harvey
Title: Director

/s/ E. STEPHEN LILLY
------------------------------------------------
Name: E. Stephen Lilly
Title: Chief Operating Officer

                                        *
------------------------------------------------
Name: A.A. Modena
Title: Director

                                        *
------------------------------------------------
Name: Robert E. Perkinson, Jr.
Title: Director

                                        *
------------------------------------------------
Name: W.W. Tinder, Jr.
Title: Director
/s/ ROBERT L BUZZO
------------------------------------------------
Name: Robert L. Buzzo
Title: Vice President and Secretary

------------------------------------------------
Name: Allen T. Hamner
Title: Director

                                        *
------------------------------------------------
Name: I. Norris Kantor
Title: Director

/s/ JOHN M. MENDEZ
------------------------------------------------
Name: John M. Mendez
Title: President & Chief Executive Officer
(principal executive officer)

/s/ KENNETH P. MULKEY
------------------------------------------------
Name: Kenneth P. Mulkey
Title: Chief Financial Officer
(principal financial officer)

                                        *
------------------------------------------------
Name: William P. Stafford, II
Title: Director

 * Signed as Attorney-in-Fact by James C. Hale.